Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements

As at December 31, 2021

OPC Energy Ltd.

Consolidated Financial Statements as at December 31, 2021

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
03 684  8000

Independent Auditors’ Report to the Shareholders of OPC Energy Ltd.

We audited the attached consolidated statements of financial position of OPC Energy Ltd. (hereinafter - the “Company”) as at December 31, 2021 and 2020 and the consolidated statements of income, of comprehensive income or loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit according to generally accepted accounting principles in Israel, including standards set out in the Independent Auditors’ Regulations (Modus Operandi of Certified Public Accountant), 1973. Such standards require us to plan and conduct the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and information in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management of the Company, as well as evaluating the accuracy of the overall financial statements presented. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above financial statements reflect fairly, in all material aspects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations, changes in equity and cash flows for each of the three years ended on December 31, 2021, in accordance with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Somekh Chaikin
Certified Public Accountants

March 24, 2022

KPMG Somekh Chaikin, a partnership registered in Israel and member of the KPMG network of independent firms affiliated with KPMG International Limited, a limited liability private English firm.

OPC Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2021	2020
	Note	NIS million	NIS million

Current assets

Cash and cash equivalents	5	757	200
Short term deposits	6	-	1,607
Short-term restricted deposits and cash	6	1	207
Trade receivables and accrued income	7	194	153
Other receivables and debit balances	8	118	63
Inventories		5	-
Short-term derivative financial instruments		2	*-

Total current assets		1,077	2,230

Non‑current assets

Long-term restricted deposits and cash	6	67	231
Prepaid expenses and other long-term receivables	9	178	143
Investments in associates	26	1,696	-
Deferred tax assets	19	153	24
Long-term derivative financial instruments	23	36	1
Property, plant & equipment	10	3,531	2,665
Right‑of‑use assets	11	302	276
Intangible assets	12	698	5

Total non‑current assets		6,661	3,345

Total assets		7,738	5,575

* Amount is less than NIS 1 million.

OPC Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2021	2020
	Note	NIS million	NIS million

Current liabilities

Current maturities of long-term loans from banks and financial institutions	16	68	127
Current maturities of loans from non‑controlling interests	16	29	-
Current maturities of debentures	17	22	22
Trade payables	13	425	298
Payables and credit balances	14	87	96
Short-term derivative financial instruments	23	27	126
Current maturities of lease liabilities	11	59	45

Total current liabilities		717	714

Non‑current liabilities

Long-term loans from banks and financial institutions	16	1,451	1,850
Long-term loans from non-controlling interests	16	404	1
Debentures	17	1,789	952
Long-term lease liabilities	11	44	14
Long-term derivative financial instruments		1	22
Other long‑term liabilities	15	90	2
Deferred tax liabilities	19	395	309

Total non-current liabilities		4,174	3,150

Total liabilities		4,891	3,864

Equity	20

Share capital		2	2
Share premium		2,392	1,714
Capital reserves		68	(74)
Retained earnings (loss)		(192)	28

Total equity attributable to the Company’s shareholders		2,270	1,670

Non‑controlling interests		577	41

Total equity		2,847	1,711

Total liabilities and equity		7,738	5,575

Yair Caspi	Giora Almogy	Tzahi Goshen
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 24, 2022

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.

Consolidated statement of income for the year ended December 31

		2021	2020	2019
	Note	NIS million	NIS million	NIS million

Revenues from sales and provision of services	21	1,575	1,325	1,330
Cost of sales and provision of and services (net of depreciation and amortization)	21	1,086	968	910
Depreciation and amortization		172	114	111

Gross profit		317	243	309

General and administrative expenses	21	199	52	55
Share in losses of associates	26	(35)	-	-
Transaction expenses in respect of acquisition of the CPV Group	25D	2	42	-
Business development expenses		5	7	7
Other income (expenses), net	21	-	1	21

Operating profit		76	143	268

Finance expenses	21	194	**132	100
Finance income	21	9	1	7
Loss from disposal of financial liabilities, net	16D, 17C and 28O	272	**41	-

Finance expenses, net		457	172	93

Profit (loss) before income taxes		(381)	(29)	175

Taxes on income (tax benefit)	19	(77)	13	50

Profit (loss) for the year		(304)	(42)	125

Attributable to:
The Company’s shareholders		(220)	(57)	90
Non-controlling interests		(84)	15	35

Profit (loss) for the year		(304)	(42)	125

Earnings (loss) per share attributed to the Company’s owners	22

Basic earnings (loss) per share (in NIS)		(1.15)	(0.37)	0.66

Diluted earnings (loss) per share (in NIS)		(1.15)	(0.37)	0.65

* Amount is less than NIS 1 million

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.

Consolidated statement of comprehensive income or loss for the year ended December 31

	2021	2020	2019
	NIS million	NIS million	NIS million

Profit (loss) for the year	(304)	(42)	125

Components of other comprehensive income (loss) that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	28	(156)	(29)

Net change in fair value of derivative financial instruments used for hedging cash flows stated to the cost of the hedged item	120	10	4

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(7)	22	10

Group’s share in other comprehensive income of associates, net of tax	40	-	-

Foreign currency translation differences in respect of foreign operations	(40)	-	-

Tax on other comprehensive income (loss) items	(1)	5	1

Other comprehensive income (loss) for the year, net of tax	140	(119)	(14)

Total comprehensive income (loss) for the year	(164)	(161)	111

Attributable to:
The Company’s shareholders	(83)	(176)	76
Non-controlling interests	(81)	15	35

Total comprehensive income (loss) for the year	(164)	(161)	111

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2021

Balance as at January 1, 2021	2	1,714	(25)	(132)	-	78	5	28	1,670	41	1,711

Issuance of shares (less issuance expenses)	*-	674	-	-	-	-	-	-	674	-	674
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	629	629
Non-controlling interests in respect of business combinations	-	-	-	-	-	-	-	-	-	21	21
Share-based payment	-	-	-	-	-	-	9	-	9	-	9
Exercised options and RSUs	*-	4	-	-	-	-	(4)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(33)	(33)
Other comprehensive income (loss), net of tax	-	-	-	164	(27)	-	-	-	137	3	140
Loss for the year	-	-	-	-	-	-	-	(220)	(220)	(84)	(304)

Balance as at December 31, 2021	2	2,392	(25)	32	(27)	78	10	(192)	2,270	577	2,847

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2020

Balance as at January 1, 2020	1	635	(4)	(13)	78	4	85	786	69	855

Issuance of shares (less issuance expenses)	1	1,077	-	-	-	-	-	1,078	-	1,078
Acquisition of non-controlling interests	-	-	(21)	-	-	-	-	(21)	*-	(21)
Share-based payment	-	-	-	-	-	3	-	3	-	3
Exercised options and RSUs	*-	2	-	-	-	(2)	-	-	-	-
Issuance of capital notes to non-controlling interests	-	-	-	-	-	-	-	-	*-	*-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(43)	(43)
Other comprehensive loss, net of tax	-	-	-	(119)	-	-	-	(119)	-	(119)
Profit (loss) for the year	-	-	-	-	-	-	(57)	(57)	15	(42)

Balance as at December 31, 2020	2	1,714	(25)	(132)	78	5	28	1,670	41	1,711

For the year ended December 31, 2019

Balance as at January 1, 2019	1	361	2	1	78	4	231	678	80	758

Issuance of shares (less issuance expenses)	*-	271	-	-	-	-	-	271	-	271
Acquisition of non-controlling interests	-	-	(6)	-	-	-	-	(6)	*-	(6)
Share-based payment	-	-	-	-	-	3	-	3	-	3
Exercised options and RSUs	*-	3	-	-	-	(3)	-	-	-	-
Issuance of capital notes to non-controlling interests	-	-	-	-	-	-	-	-	*-	*-
Dividends to Company shareholders	-	-	-	-	-	-	(236)	(236)	-	(236)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(47)	(47)
Sale of a subsidiary	-	-	-	-	-	-	-	-	1	1
Other comprehensive loss, net of tax	-	-	-	(14)	-	-	-	(14)	-	(14)
Profit for the year	-	-	-	-	-	-	90	90	35	125

Balance as at December 31, 2019	1	635	(4)	(13)	78	4	85	786	69	855

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	2021	2020	2019
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the year	(304)	(42)	125
Adjustments:
Depreciation, amortization and diesel fuel consumption	186	133	147
Finance expenses, net	457	172	93
Taxes on income (tax benefit)	(77)	13	50
Share in losses of associates	35	-	-
Gain on sale of a subsidiary	-	(1)	(2)
Share-based compensation transactions	58	3	3
	355	278	416

Changes in trade and other receivables	(2)	(47)	(2)
Changes in trade payables, other payables and long-term liabilities	1	131	(19)
	(1)	84	(21)

Dividends received from associates	32	-	-
Income tax paid	(1)	*-	(4)
	31	-	(4)

Net cash from operating activities	385	362	391

Cash flows from investing activities
Interest received	-	1	7
Short-term restricted deposits and cash, net	1,780	(1,696)	70
Withdrawals from long-term restricted cash	172	134	2
Deposits to long-term restricted cash	(5)	(107)	(91)
Acquisition of subsidiaries, net of cash acquired	(2,152)	(47)	-
Acquisition of an associate and investment in associates	(28)	-	-
Long-term loans to an associate	(17)	-	-
Proceeds for repayment of partnership capital from associates	154	-	-
Proceeds of sale of a subsidiary net of cash sold	-	1	3
Long-term advance payments prepaid expenses	(23)	(199)	(11)
Purchase of property, plant and equipment	(746)	(255)	(122)
Refunds for right‑of‑use assets and property, plant, and equipment	16	-	-
Purchase of intangible assets	(5)	(1)	(1)
Payment for derivative financial instruments	(21)	(19)	(3)
Proceeds for derivative financial instruments	3	5	-

Net cash used in investing activities	(872)	(2,183)	(146)

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	2021	2020	2019
	NIS million	NIS million	NIS million

Cash flows for financing activities

Proceeds of share issuance, less issuance expenses	674	1,078	271
Proceeds of debenture issuance, less issuance expenses	842	974	-
Receipt of long-term loans from banks and financial institutions	682	251	-
Receipt of long-term loans from non-controlling interests	421	-	-
Investments by holders of non-controlling interests in equity of subsidiary	629	*-	*-
Interest paid	(102)	(86)	(76)
Prepaid costs for loans taken	(16)	(30)	(6)
Dividend paid to the Company’s shareholders	-	-	(236)
Dividend paid to non-controlling interests	(33)	(43)	(47)
Repayment of long-term loans from banks and others	(1,936)	(134)	(68)
Repayment of debentures	(19)	(324)	(11)
Repayment of other long‑term liabilities	(94)	-	-
Acquisition of non-controlling interests	-	(26)	(2)
Payment for derivative financial instruments	(58)	(21)	(11)
Proceeds for derivative financial instruments	13	-	-
Repayment of principal in respect of lease liabilities	(6)	(1)	(2)

Net cash provided by (used for) financing activities	997	1,638	(188)

Net increase (decrease) in cash and cash equivalents	510	(183)	57

Cash and cash equivalents balance at the beginning of the year	200	385	330

Effect of exchange rate fluctuations on cash and cash equivalent balances	47	(2)	(2)

Cash and cash equivalents balance at the end of the year	757	200	385

The accompanying notes are an integral part of the financial statements.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 1 - GENERAL

A.          The reporting entity

OPC Energy Ltd. (hereinafter – the "Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel Aviv, Israel. The controlling shareholder in the Company is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE. As at the date of the report (commencing from January 2021), the Group is engaged in two reportable segments: (1) generation and supply of electricity and energy in Israel; and (2) in the United States. In these segments, the Group is engaged in generation and supply of energy (electricity, steam and EV car charging services) to private customers, Israel Electric Corporation Ltd. (hereinafter – the “IEC”) and Noga - The Israel Independent System Operator Ltd. (hereinafter - the “System Operator”, the “System Operator Company” or “Noga”), in initiation, development, construction and operation of power plants and facilities for the generation of energy and provision of management services for power plants in the United States that are owned by third parties. The Group’s activities in Israel are managed mainly through a wholly-owned subsidiary, OPC Israel Energy Ltd. (hereinafter - "OPC Israel”). Its activities in the United States are managed under CPV Group LP and its investees (hereinafter - "CPV Group"), held by the Company at a rate of 70%, indirectly (for further information see Note 25D1).

In Israel, the Group operates the Rotem Power Plant through OPC. Rotem Ltd. (hereinafter – “Rotem”) (which is held by the OPC Israel (80%) and by another shareholder (20%)) uses conventional technology, and has an installed capacity of approximately 466 megawatts (MW); the Hadera Power Plant, which is through OPC Hadera Ltd. (hereinafter – “Hadera”), which is wholly owned by OPC Israel, uses cogeneration technology and has an installed capacity of 144 MW. Furthermore, Hadera holds the Energy Center (boilers and turbines on the site of Infinya Ltd. plants (formerly Hadera Paper) (hereinafter - “Infinya”), which serves as backup for the supply of steam. In addition, OPC Israel wholly owns Zomet Energy Ltd. (hereinafter – “Zomet”), which is working to construct a power plant powered by natural gas, using conventional open-cycle technology (a peaker plant) having an installed capacity of approximately 396 MW, located in the vicinity of the Plugot Intersection, near Kiryat Gat. In addition, as from September 2021 the Company supplies 110 MW (as defined in Note 28L) in electricity under the virtual supply license. Furthermore, the Company is working to construct and operate energy generation facilities on the consumers’ premises, which generate electricity using natural gas and renewable energy and enters into arrangements for supply and sale of energy to consumers; in addition, the Company entered into an agreement to supply the equipment to, construct, operate and maintain the Sorek B energy facility and to supply the energy required by the Sorek B Desalination Facility, with a capacity of approximately 87 MW, as stated in Note 25A1(D).

The Group’s activities in Israel are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Israeli Electricity Authority, the provisions of the Law for Minimizing Market Centralization and Promoting Economic Competition, 2013, the provisions of the Economic Competition Law, 1988 and the regulations promulgated thereunder, as well as regulation in connection with licensing of businesses, planning and construction, and environmental protection. The Israeli Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval by the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and set benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Israeli Electricity Authority supervises both the IEC and independent power producers.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 1 - GENERAL (cont.)

A.          The reporting entity (cont.)

The Group’s activity in Israel is subject to seasonal effects resulting from changes in the time of use tariff (hereinafter – the “TAOZ”), which is regulated and published by the Israeli Electricity Authority. The year is broken down into three seasons, as follows: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), with a different tariff set for each season. The Company’s results are based on the generation component, which is part of the TAOZ, resulting in a seasonal effect.

In the United States, through CPV Group, the Group operates power plants using conventional energy, powered by natural gas, and also operates in the renewable energy sector. As at the approval date of the financial statements, CPV’s share of the natural gas-fired power plants is approximately 1,290 MW out of 4,045 MW (5 power plants), and in wind energy - CPV’s share is approximately 152 MW (one power plant, wholly-owned).

In addition, the CPV Group holds rights to gas-fired power plants using conventional energy with a capacity of 1,258 MW which are under construction (CPV’s share as at the approval date of the financial statements is 126 MW) and 126 MW in a solar project under construction. The project backlog of CPV Group as at the reporting date includes a backlog of renewable energy projects and conventional natural gas-fired power plants in the advanced development stages and other projects using various technologies. CPV Group’s activities also include: providing asset management services and energy management services to US-based power plants owned by the Group and by third parties. As of the approval date of the Financial Statements, the CPV Group provides asset management services to power plants at a total capacity of 7,366 MW and energy management services to power plants at a total capacity of 4,235.

The power market in the United States is regulated both on the federal level (wholesale sale of electricity and inter-state transmission) and state level (retail sale of electricity and distribution services to end consumers). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside state-level public service commissions exercising additional regulatory oversight. The electricity market in the United States operates under several regional or state market operators, known as Regional Transmission Organizations (RTO) or Independent System Operators (ISOs). The ISOs and RTOs are responsible for the day‑to‑day operation of the transmission system, the administration of the wholesale markets in their respective regions, and for the long-term transmission planning and resource adequacy functions.

The activity of the CPV Group is subject to, among other things, changes in federal and state legislation, federal and state energy regulations and federal and state environmental protection laws and regulations. These laws impact the ability of the facilities of the CPV Group to operate, the prices of the products they produce and the costs and charges involved in their production. Therefore, regulations, laws and decisions by the federal and state authorities, particularly public service committees, a federal energy regulatory committee and environmental protection authorities, have a direct and indirect impact on the CPV Group’s activity.

The revenues of the CPV Group from electricity generation are seasonal and impacted by variable demand, gas prices and electricity prices, as well as the weather. In general, with respect to power plants powered by natural gas, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 1 - GENERAL (cont.)

B.    Global trends and effects of the spread of Covid-19

In March 2020, the World Health Organization announced that Covid-19 was a global pandemic. Despite the preventative measures implemented in order to reduce the spread of the pandemic, it continued to spread, in various variants, and caused considerable business and economic uncertainty and volatility in global markets. As at the approval date of the financial statements, Covid-19 continues to cause business and economic uncertainty and another widespread Covid-19 wave, against the background of the outbreak of the Omicron variant, has been in progress in recent months. In the reporting period, global economic activity started to rebound, including the removal of some of the restrictions on movement, business, and commerce, and the recent restrictions that were imposed are more lenient that those in earlier Covid-19 waves. Due to the dynamic nature of the pandemic and the consequences of Corona related events (such as an increase in the prices of raw materials and shipping costs), there is still uncertainty about the continuation of the Corona, its intensity, and its effect on the markets and on factors related to the Company's activity (including manpower, major customers and suppliers, contractors, and financiers); there is also uncertainty regarding the measures that will be taken by government entities. It should be noted that during the entire period of the Corona crisis, the Group's production facilities in Israel and the United States continued to operate (as did the construction activities) while making adjustments in order to prevent outbreaks of the pandemic at these sites. As at the financial statements approval date, the Covid-19 Crisis has not had a material impact on the Company’s results.

During the reporting period and thereafter, due to high global demand for raw materials and for transportation and shipping on the one hand, including due to the effects of the coronavirus crisis, limited production capabilities and transportation and shipping restrictions on the other hand, there was a significant increase in the costs of raw materials, delays in production and the supply chain, including an increase in the cost of maritime transport. This resulted in global delays in delivery dates for equipment alongside increased prices of raw materials and equipment used for the construction and maintenance of the Group’s facilities and power plants.  This trend affects the construction and maintenance costs of the Group’s projects in the markets of activity and the schedules for their completion. As of the report approval date, there is no certainty as to the duration or scope of the trend, therefore the Group is unable to assess with full certainty its effect on the Group’s activity.

It should also be noted that in recent weeks, the global geopolitical environment, against the backdrop of the fighting between Russia and Ukraine, is characterized by instability, which greatly affects the macroeconomic environment, causes changes in energy prices, economic uncertainty, as well as supply chain, commodity prices and availability issues, etc. As of the initial phase of the event, the Company is unable to assess the extent of its impact on the Company’s operations as of the approval date of the financial statements, but there are already indications of an increase in commodity, transportation and energy prices, and a challenge in terms of availability of various raw materials.

Definitions

1.         The Company - OPC Energy Ltd.

2.	The Group - OPC Energy Ltd. and its consolidated companies.

3.	Consolidated companies/subsidiaries - companies, including partnerships, whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

4.
Investee companies - consolidated companies and companies, including a partnership or joint venture, the Company’s investment in which is included, directly or indirectly, in the financial statements based on the equity method.

5.	Related parties - as defined in IAS 24 (2009), Related Party Disclosures.

6.	Interested parties - as defined in Paragraph (1) of the definition of an “interested party” in a company in Section 1 of the Israel Securities Law, 1968.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with Financial Reporting Standards (IFRS). Such financial statements were also prepared in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The Company’s financial statements were approved for publication by its Board of Directors on March 24, 2022.

B.	Functional and presentation currency

The New Israeli Shekel is the currency that represents the primary economic environment in which the Company operates (hereinafter - “NIS”). Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Basis of measurement

The financial statements were prepared based on the historical cost, other than derivative financial instruments at fair value through profit and loss, financial instruments measured at fair value through other comprehensive income, liability in respect of profit-sharing to CPV Group employees, treated as a cash-settled share-based payment transaction, deferred taxes and provisions. For further details, see Note 3.

D.	The operating cycle period

The Group’s normal operating cycle is one year. Therefore, current assets and current liabilities include items whose disposal is planned and expected during the Group’s normal operating cycle.

E.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

When formulating accounting estimates used in preparing the Group’s financial statements, the management was required to use assumptions concerning circumstances and events that involve significant uncertainty. In determining the estimates, the Group management’s discretion is based on past experience, various facts, external factors and reasonable assumption under the appropriate circumstances for each estimate.

These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were revised and in any future affected period.

Information regarding the assumptions made by the Group in respect of the future and other major factors for uncertainty regarding the estimates that have a significant risk of resulting in a material adjustment in the carrying amount of assets and liabilities in the next financial year, is included in the following items:

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

1.	Expected useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over the expected useful life, considering the residual value of the assets. The Group routinely re-examines the expected useful life of assets in order to determine the depreciation expenses to be recognized for the period. The useful life is based on the Group’s past experience in respect of similar assets and takes into account expected technological changes. Depreciation expenses in respect of future periods are adjusted to reflect significant changes compared to previous estimates. For further information, see Note 3E.

2.	Deferred tax asset in respect of tax losses

The main assumption in determining a deferred tax asset in respect of tax losses is the expectation that there will be taxable income in future against which it may be utilized. Deferred taxes are recognized or reversed in the statement of income in respect of tax losses. For information about losses in respect of which a deferred tax asset was recognized, see Note 19.

3.	Assessment of the likelihood of contingent liabilities

The Group has contingent liabilities whose outcome may have a material impact on the Group’s results. Cancellation or creation of a provision in respect of such contingent liabilities is based on the assumption of whether the outflow of economic resources will more likely than not be required in respect of such contingent liabilities. For more information regarding contingent liabilities, see Note 28.

4.	Allocation of acquisition costs

The Group makes estimates with respect to allocation of excess cost to tangible and intangible assets and to liabilities. In addition, when determining the depreciation rates of the tangible and intangible assets and liabilities, the Group estimates the expected life of the asset or liability. These estimates are based, among other things, on the Company's use of an independent appraiser.  For further information, see Note 25D.

5.	Recoverable amount of cash-generating units that include goodwill and testing for indications of impairment of investments in equity-accounted companies

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 12B.

The carrying amounts of investments in equity-accounted companies are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the investments is estimated.

6.	Ability to recover development costs

For the purpose of discounting construction costs, the Company relies on an estimate regarding obtaining regulatory approvals, affinity to land, ability to connect to electricity, etc., and the expectation that the project will generate economic benefits for the Company. If such approvals are not obtained, the Company will reduce the construction costs recognized in profit and loss.

7.	Measurement of fair value for profit participation plan for CPV Group employees

The fair value of the profit participation plan for CPV Group employees was assessed using the option pricing model (OPM) and according to the model’s assumptions. For additional details, see Note 18C.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

F.	Reclassification

In the reporting year, the Company classified a loss from prepayment of loans and debentures that were previously presented in the finance expenses item, to a separate item in the statement of income, under finance expenses, net. Accordingly, the Company reclassified, from the finance expenses item to the loss from prepayment of loans and debentures item, an amount of NIS 41 million for the year ended December 31, 2020.

G.       Changes in accounting policies

 First-time application of new standards, amendments to standards and interpretations

1. Amendments to IFRS 9, Financial Instruments; IAS 39 Financial Instruments: Recognition and Measurement; and IFRS 7 Financial Instruments: Disclosures: Reform of Benchmark Interest Rates Phase 1 (hereinafter in this section - the “Amendments”)

The Amendments include several relevant mandatory expedients to assess hedge accounting affected by uncertainly arising from the IBOR interest rate reform (a reform that will lead to the replacement of interest rates such as LIBOR and EURIBOR).

-
When determining the probability of the materialization of hedged cash flows, the existing contractual cash flows should be used as a basis and future changes resulting from the interest rate reform (hereinafter - “IBOR”) should be disregarded.

-	In prospective assessment, the contractual terms of the hedged item and the hedged instrument should be taken into consideration, and the uncertainty arising from the reform should be disregarded.

The Company assessed the effect of the interest rate reform ("IBOR") on its hedge accounting and decided on retrospective adoption of Phase 1 Amendments. Adoption of the Amendments provides temporary exemption from application of hedge accounting requirements for hedges directly affected by the IBOR reform. As a result of the exemptions, application of the IBOR reform will not result in termination of the hedging ratios. However, if the hedge is ineffective, it is recognized in profit or loss. The Amendments also establish triggers for the end of the expedients, including the date when there is longer be uncertainty resulting from the reform.

The Company is also exposed to changes in the LIBOR interest rate. As at December 31, 2021, the balance of loans in Keenan's financial statements (as defined in Note 25A3) amounts to USD 98 million and interest rate swap contracts linked to the LIBOR interest rate amounts to USD 69 million. Interest rate swaps are used for hedging cash flows against the LIBOR interest rate (for further information, see Note 23). When assessing whether the hedge is expected to be effective based on forward-looking information, the Company assumed that the LIBOR interest rate underlying the cash flows of the interest swap contracts and the loans hedged with variable interest rates remain unchanged when applying the LIBOR reform. Accordingly, application of Phase 1 Amendments did not have a significant effect on the consolidated financial statements.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

2. Amendments to IFRS 9, Financial Instruments; IAS 39 Financial Instruments: Recognition and Measurement; and IFRS 7 Financial Instruments: Disclosures: Reform of Benchmark Interest Rates Phase 2 (hereinafter in this section - the “Amendments”)

The Amendments include practical expedients in respect of accounting treatment of changes in contractual terms due to the Interest Rate Benchmark Reform (a reform intended to lead to cancellation of interest rates such as LIBOR and EURIBOR). Including:

-	When changing certain terms of financial assets or liabilities due to the reform, an entity will amend the effective interest rate of the financial instrument in lieu of recognition in profit or loss.

-	Changes in certain lease terms due to the reform will be accounted for as an amendment of lease payments linked to the CPI or exchange rate.

-	Changes in certain terms of a hedging instrument or hedged item due to the reform will not lead to discontinuing the application of hedge accounting.

The Amendments are applied retrospectively. All Amendments are applied retrospectively by amending the opening balance of the equity of the annual reporting period in which the amendment was adopted, without restatement of comparative data. Restatement of comparative data is permitted if possible without the use of “retrospective wisdom”.

Phase 2 Amendments came into effect on January 1 2021. However, the Amendment is applied when modifications are made as a direct result of the IBOR reform, when changing the basis for determining the cash flows of the revised interest rate is economically equivalent to the previous basis prior to the Amendments. The Company expects that use of LIBOR interest will be replaced by SOFR interest and it is also preparing a plan for transition to IBOR interest. The Company intends to use practical expedients in future periods. As a result, application of this standard is not expected to have a material effect on the financial statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policy principles below will be applied consistently to all periods presented in these consolidated financial statements by entities of the Group, except as described in Note 2G - First-time application of new standards, amendments to standards and interpretations.

A.	Basis of consolidation

1.	Business combinations

The Group applies the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights to variable returns from its involvement with the acquiree and has the ability to affect those returns through its power over the acquiree. When testing for control, substantive rights held by the Group and others are taken into account. On acquisition date, the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree as well as equity interests issued by the Group. In addition, goodwill is not updated in respect of utilization of tax loss carryforwards that existed on the business combination date.

Costs associated with the acquisition incurred by the acquirer in respect of a business combination, such as: brokers’ commissions, consultants’ fees, legal fees, valuations and other fees and commissions relating to professional services or consulting services, except for those relating to issuance of debt or equity instruments in connection with the business combination, are recognized as expenses in the period in which the services were received.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

2.	Goodwill

The Group recognizes goodwill on acquisition date according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and in subsequent periods, is measured at cost less accumulated impairment losses.

Cash-generating units to which goodwill has been allocated are aggregated such that the level at which impairment is tested reflects the lowest level at which goodwill is subject to monitoring for internal reporting purposes, but in no case is it higher than an operating segment (prior to grouping similar segments). In cases where goodwill is not monitored for internal management purposes, goodwill is allocated to operating segments (before grouping similar segments) rather than to a cash-generating unit or a group of cash-generating units that is smaller than an operating segment.

Goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are tested for impairment each year, or more frequently if there are indications of a possible impairment of the unit, as stated. For further details, see Section H2 below.

3.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

4.	Non‑controlling interests

Non-controlling interests are the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that grant present ownership rights and grant the holder a share of the net assets in the event of liquidation, are measured on the date of the business combination at fair value or based on their proportionate share of the identified assets and liabilities of the acquiree, based on each transaction separately.

Allocation of profit or loss and other comprehensive income among shareholders

Profit or loss and any component of other comprehensive income are attributed to the owners of the Company and the non-controlling interests. The total profit or loss and other comprehensive income are attributed to the owners of the Company and the non-controlling interests even if the resulting balance of non-controlling interests is negative.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

4.          Non‑controlling interests (cont.)

Transactions with non-controlling interests, while maintaining control

Transactions with non-controlling interests while maintaining control are treated as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is attributed to the share of the owners of the Company in a capital reserve from transactions with non-controlling interests and mergers.

The amount at which non-controlling interests are adjusted at an increase in the holding rate, according to the proportionate share acquired of the balance of the non-controlling interests in the consolidated financial statements prior to the transaction.

Issuance of a put option to non-controlling interests

A put option which was issued by the Group to non-controlling interests is settled, at the Group’s discretion, in cash or a variable number of Group companies shares; the option is accounted for separately from the shares held by the non-controlling interests.

In such a case, the Group recognizes non-controlling interests within equity, and the put option is accounted for as a financial derivative under financial liabilities, measured at fair value through profit and loss. Changes in fair value of the derivative are recognized in profit and loss as finance income (expenses).

5.          Loss of control

Upon loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and other equity components attributable to the subsidiary. The difference between the consideration and the derecognized balances is recognized in profit and loss in the other income line item.

6.          Investment in associates and joint ventures

Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in making decisions relating to the financial and operational policies of the investee company. In testing for significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The investment cost includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate are recognized as an asset under the deferred expenses line item in the statement of financial position. These costs are added to the investment cost on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. Where the Group disposes of part of an investment that is an associate that includes foreign operations while maintaining significant influence, the proportionate part of the cumulative amount of the exchange rate differences is reclassified to the statement of income. The Company's share in profit or loss from associates will be recorded under operating profit or loss.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

7.        Loss of significant influence

The Group ceases to apply the equity method from the date on which it lost significant influence over the associate and treats the remaining investment as a financial asset or subsidiary, as applicable.

On the date of loss of significant influence or joint control, the Group measures at fair value, any remaining investment in the associate.

The Group recognizes in profit and loss under the other income or expenses item, any difference between the fair value of any investment remaining plus any consideration from disposal of part of the investment in the associate and the carrying amount of the investment on that date.

The amounts recognized in equity through other comprehensive income in respect of that associate are reclassified to profit, loss or retained earnings, in the same way as would have been required had the associate independently disposed of the assets or liabilities.

8.	Transactions eliminated on consolidation

Intra-group balances, any unrealized income and expenses, and profits arising from intra-group transactions, were eliminated in the preparation of the consolidated financial statements. Unrealized losses were eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.          Business combinations under common control

Acquisition of interests in businesses controlled by the controlling shareholder of the Group were accounted for using the book value approach, as if the acquisition were made on the day control was first gained by the controlling shareholder of the Group. For this purpose, the comparative data were restated. The acquired assets and liabilities are presented at the values previously presented in the consolidated financial statements of the controlling shareholder of the Group. The Group’s equity components were restated from the date control was first gained by the controlling shareholder of the Group, so that the equity components of the acquired entity were added to the Group’s existing equity components.

Any difference between the issuance proceeds for the acquisition and the values of the acquired assets and liabilities on the date control was achieved, and the investment of the controlling shareholder of the acquired company in the period subsequent to achievement of control is recognized directly in equity as a capital reserve from transactions with non-controlling interests and mergers. For details, see Note 25D.

1.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the Group companies at the exchange rate effective on the transaction dates. Monetary assets and liabilities denominated in Foreign Currencies on the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate as at the date on which the fair value was determined. The exchange rate differences due to translation of the functional currency are usually recognized in profit and loss (except for differences from cash flow hedges, which are recognized in other comprehensive income, in respect of the effective part of the hedge). Non-monetary items denominated in Foreign Currencies that are measured at historical cost are translated using the exchange rate at the transaction date.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.          Foreign currency

2.         Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to NIS at exchange rates in effect at the transaction dates. Foreign exchange differences are recognized in other comprehensive income and are presented in equity in the foreign operations translation reserve (hereinafter – “translation reserve”). When the foreign operation is not a wholly-owned subsidiary of the Company, the pro rata share of the foreign operation translation difference is allocated to the non-controlling interests.

Generally, foreign exchange rate differentials from loans received from or provided to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

D.	Financial instruments

1.	Non-derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and issued debt instruments as they are incurred. All other financial assets are initially recognized on the date when the Group becomes party to the contractual terms of the instrument.

A financial asset is initially measured at fair value plus the transaction costs attributable directly to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables from contractual assets are initially measured at the carrying amount of the contractual assets on the date of reclassification from a contractual asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows arising from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are substantively transferred.

If the Group is essentially left with the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset.

Classification of financial assets into groups and the accounting treatment of each group

On the date of initial recognition, financial assets are classified to one of the following measurement categories: amortized cost; or fair value through profit and loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the reporting period subsequent to the business model change.

A financial asset is measured at amortized cost if it meets both of the following two conditions cumulatively and is not designated for measurement at fair value through profit and loss:

-	It is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and

-
The contractual terms and conditions of the financial asset provide entitlement, at specified dates, to cash flows that are only principal and interest payments in respect of the outstanding principal amount.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

1.	Non-derivative financial assets (cont.)

Classification of financial assets into groups and the accounting treatment of each group (cont.)

All financial assets not classified as measured at amortized cost are measured at fair value through profit and loss.

The Group has balances of trade and other receivables and deposits held under a business model whose objective is collection of contractual cash flows. The contractual cash flows in respect of such financial assets include only principal and interest payments that reflect consideration for the time value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

Assessment of whether cash flows include principal and interest only

For the purpose of assessing whether the cash flows include principal and interest only, ‘principal’ is the fair value of the financial asset on the date of initial recognition. ‘Interest’ consists of consideration for the time value of the money, for the credit risk attributed to the outstanding principal during a certain time period and for other basic risks and costs of the loan, as well as a profit margin.

When assessing whether contractual cash flows are payments of principal and interest only, the Group examines the contractual terms of the instrument, and in this context, it estimates whether the financial asset includes a contractual condition that may change the timing or amount of the contractual cash flows so that it fails to meet the said condition. In making this assessment, the Group takes into account the following considerations:

-	Any contingent events that will change the timing or amount of the cash flows;
-	Terms that may change the nominal interest rate, including variable interest;
-	Extension or prepayment characteristics; and
-	Terms that limit the Group’s right to cash flows from defined assets (for example, a non-recourse financial asset).

An early repayment characteristic is consistent with the principal and interest only criterion if the early repayment amount essentially represents the unpaid principal and interest amounts in respect of the outstanding principal amount, which may include reasonable compensation, received or paid, in respect of early termination of the contract.

Subsequent measurement and profits and losses

Financial assets at fair value through profit and loss

In subsequent periods, such assets are measured at fair value. Net profits and losses, including interest income or dividends, are recognized in profit and loss (except certain derivative instruments designated as hedging instruments).

Financial assets at amortized cost

These assets are measured in subsequent periods at amortized cost using the effective interest method net of impairment losses. Interest income, exchange rate profits or losses and impairment are recognized in profit and loss. Any profit or loss from derecognition is also recognized in profit and loss.

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include: loans and credit from banks and other lenders, marketable debt instruments, capital notes from shareholders, lease liabilities, and trade and other payables.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

Initial recognition of financial liabilities

The Group initially recognizes debt instruments as they are incurred. Other financial liabilities are initially recognized at the trade date when the Group becomes party to the contractual provisions of the instrument.

Financial liabilities are initially recognized at fair value net of any attributable transaction costs. Transaction costs attributable directly to the issuance of an instrument that will be classified as a financial liability are deducted from the financial liability upon initial recognition.

Subsequent measurement of financial liabilities

Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

Changes in material terms of a debt instrument

Replacement of debt instruments with materially different terms is treated as elimination of the original financial liability and recognition of a new financial liability. In such case, the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit and loss in the loss from prepayment of loans and debentures item.

The terms and conditions are substantively different if the discounted present value of the cash flows according to the new terms and conditions, including any fees and commissions paid, less any fees and commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

Netting of financial instruments

Financial assets and liabilities are netted and the net amount is presented in the statement of financial position when the Group currently has a legal right to offset the amounts and intends either to settle the asset and liability on a net basis or to dispose of the asset and settle the liability simultaneously.

3.	Derivative financial instruments, including hedge accounting

Hedge accounting

On initial designation of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group estimates, upon creation of the hedge and in the subsequent periods, whether the hedge is expected to be highly effective in offsetting changes in fair value or in the cash flows attributable to the hedged risk during the period for which the hedge is designated, and whether the actual results of the hedge are within a range of 80% to 125%.

In respect of cash flow hedging, a forecast transaction that is a hedged item must be at a highly probable level and cause exposure to cash flow changes that may ultimately affect profit and loss.

Changes in fair value of derivatives used to hedge cash flows in respect of the effective part of the hedge are recognized through other comprehensive income directly in a capital reserve for hedges.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

2.	Non-derivative financial liabilities (cont.)

For the non-effective part, the changes in fair value are recognized in profit and loss. The amount accumulated in a capital reserve for hedges is reclassified to the hedged assets in the statement of financial position or statement of income in the period in which the cash flows affect such assets or the statement of income, respectively, and is presented in the same category in the financial statements as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued. The cumulative profit and loss previously recognized through other comprehensive income and presented in the hedging capital reserve remains in equity until the projected transaction occurs or is no longer expected to occur. If the forecast transaction is no longer expected to occur, then the cumulative profit and loss previously recognized in the hedging capital reserve is recognized immediately in profit and loss.

When the hedged item is a non-financial asset, the amount recognized in the capital reserve for hedges is added to the carrying amount of the asset when it is recognized.

Non-hedge derivatives

Derivatives are initially recognized at fair value. Subsequent to initial recognition, changes in fair value of non-hedge derivatives are recognized in profit and loss as finance income (expenses).

4.	Liabilities linked to the Consumer Price Index (hereinafter - “CPI”) not measured at fair value

The value of CPI-linked financial liabilities that are not measured at fair value, is revalued every period according to the actual increase/decrease in the CPI.

E.	Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation.

The cost of property, plant and equipment includes expenditure that is directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials, direct labor costs, any additional costs directly attributable to bringing the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, the estimated cost for decommissioning and removing the items and restoring the site on which they are located, as well as capitalized borrowing costs. Advance payments made in respect of self-constructed assets are recognized as part of the cost of the said equipment.

Purchased software that is integral to the functionality of the related equipment is recognized under the cost of that equipment.

When the Company enters into a transaction to acquire an asset (a transaction that does not constitute a business combination) and the acquisition consideration includes a contingent consideration that depends on the occurrence of future events that are beyond the Company’s control, the liability in respect of the contingent consideration is recognized only upon occurrence of the future event (date of realization of the contingent consideration) and recorded against the cost of the acquired asset.

Spare parts, auxiliary equipment and backup equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, Property, Plant and Equipment.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Property, plant & equipment (cont.)

When major parts of a property, plant and equipment item (including costs of periodic tests) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

2.	Subsequent costs

The cost of replacement of part of a property, plant and equipment item and other subsequent costs are recognized as part of the carrying amount of property, plant and equipment if their future economic benefit is expected to be received by the Group and if their cost can be measured reliably. The carrying amount of the replaced part of a property, plant and equipment item is derecognized. Ongoing maintenance costs of property, plant and equipment items are recognized in profit and loss as incurred.

3.	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The amortizable amount is the cost of the asset, or another amount that replaces the cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Amortization is recognized in the income statement (unless included in the carrying amount of another asset) on a straight-line basis over the estimated useful life of each part of the property, plant and equipment items, since this method reflects the expected consumption pattern of the future economic benefits inherent in the asset in the best way possible.

Estimates regarding depreciation methods, useful life and residual value are reviewed at the end of each reporting year and adjusted as needed.

The estimated useful life for the current period and comparative periods is as follows:

Facilities, machinery and equipment         5-30 years (mainly 30 years)
Roads and buildings                                    23-30 years
Wind power plant                                        35 years
Leasehold and other improvements (*)     3-30 years

(*) The shorter of the lease term and the useful life.

F.	Intangible assets

1.	Goodwill

Goodwill resulting from the acquisition of subsidiaries is presented under intangible assets. For information regarding measurement of goodwill upon initial recognition, see Section A2 above.
In subsequent periods, goodwill is measured at cost less accumulated impairment losses. For further information see Note 12B.

2.	Other intangible assets

Other intangible assets acquired by the Group that have a defined useful life are measured at cost less amortization.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Intangible assets (cont.)

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in the income statement on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits best embodied in each asset. Goodwill is not amortized systematically unless tested for impairment at least once a year.

The estimated useful life for the current period and comparative periods is as follows:

Power purchase agreement*          10 years

* The useful life of the PPA reflects the balance of the agreement period from the acquisition date.

Estimates regarding amortization methods, useful life and residual value are reviewed at the end of each reporting year and adjusted as needed.

G.	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of raw material inventories is determined using the first in, first out (FIFO) method. The cost of inventories of finished goods is determined on the basis of average cost, including materials, labor and the attributable share of production overheads, based on normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs required for the sale.

G.	Impairment

1.	Non-derivative financial assets

The Group recognized a provision for expected credit losses for financial assets measured at amortized cost.

The Group elected to measure the provision for expected credit losses in respect of trade receivables and contract assets at an amount equal to the contractual credit losses over the useful life of the instrument.

A financial assets not presented at fair value through profit and loss is tested for impairment when objective evidence indicates that a loss event has occurred subsequent to initial recognition of the asset, and that the loss event had a negative impact on the estimated future cash flows of such asset that can be measured reliably.

Objective evidence that financial assets are impaired may include contractual breach by a debtor, restructuring of the amount due to the Group under terms which the Group would not consider otherwise, indications that the debtor or issuer will become bankrupt or the disappearance of an active market for a security.

The Group reviews evidence of impairment in respect of receivables and loans on a specific basis.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Impairment (cont.)

2.	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the higher of its value in use and its fair value less disposal costs. When determining the value in use, the Group discounts the projected future cash flows at the pre-tax discount rate that reflects the estimates of the market participants regarding the time value of the money and the specific risks attributed to the asset. For the purpose of impairment testing, assets are grouped together into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, and are recognized in profit and loss. With regard to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after grossing up the goodwill balance, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are first allocated to impairment of the carrying value of goodwill attributed to those units and then to impairment of the carrying value of the other assets in the cash-generating units, proportionally.

Reversal of impairment loss

On each reporting date, a review is conducted of whether there are indications that such losses have decreased or no longer exist. An impairment loss is canceled in the event of a change in the estimates used to determine the recoverable amount, only if the carrying amount of the asset, after cancellation of the impairment loss, does not exceed the carrying amount after deduction of depreciation or amortization, that would have been determined had the impairment loss not been recognized.  An goodwill impairment loss is not reversed in subsequent periods.

I.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss in the periods during which related services are rendered by the employees. Liabilities for contributions into a defined contribution plan that are due for payment within more than 12 months from the end of the period in which the employees rendered the service are recognized at their present value.

Short-term employee benefits

Obligations in respect of short-term employee benefits are measured on a non-discounted basis, and the expense is recognized when the related service is rendered or in the event of non-accrued absences, at the time of the actual absence.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Employee benefits (cont.)

A provision in respect of short-term employee benefits for a cash bonus or a profit-sharing plan is recognized at the amount expected to be paid, when the Group has a present legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

J.	Share-based compensation transactions

The fair value at the grant date of share-based compensation bonuses to the Company’s employees is recognized as a salary expense in parallel to an increase in equity over the period in which a non-contingent entitlement to the bonuses is achieved. The amount recognized as an expense in respect of share-based compensation bonuses that is subject to vesting conditions that are service terms is adjusted to reflect the number of bonuses that are expected to vest.

The fair value of the liability for employees for cash-settled rights to participate in the earnings of CPV Group was treated as a share-based payment and is recognized as an expense against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. The changes in the fair value of the liability were included in administrative and general expenses in the income statement.

K.	Provisions and indemnity assets

The Group recognizes a indemnification asset if, and only if, it is virtually certain that the indemnification will be received if the Group settles the obligation. The amount recognized in respect of indemnification does not exceed the amount of the provision.

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be reliably estimated. When the effect of the time value is material, the provision is measured at its present value.

L.	Liability in respect of decommissioning and removal costs of an item and recovery of the site where the item is located

The cost of property, plant and equipment includes the cost of decommissioning and removing the item and restoring the site on which it is located, for which the entity was obligated when the item was acquired or as a result of the use of the item during a particular period, not for inventory production purposes in such period.

Subsequent to initial recognition, a change in the estimate of such liability up to the end of the item depreciation period will be added or deducted from the asset in the current period. Changes in such liability due to the passage of time are recognized in profit or loss as finance expenses.

M.	Revenues

The Group recognizes revenue when the customer gains control over the promised goods or services. The revenue is measured at fair value of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Revenues (cont.)

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements and the quantities of electricity supplied. Furthermore, Company’s revenues include revenues from provision of asset management services to power plants; those revenues are recognized in accordance to the service provision rate.

When setting the transaction price, the Groups takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

When another party is involved in providing goods or services to a customer, the Group shall determine whether the nature of its promise is a performance obligation to provide the specified or services itself (i.e., the Group is a  principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent), and therefore recognizes the revenue as the net fee amount.

The Group is a principal if it controls the specified service before that service is transferred to a customer. Indicators that the Group controls the specified service before it is transferred to the customer include the following: The Group is primarily responsible for fulfilling the promise to provide the specified service; the entity bears a risk before the specified service has been transferred to a customer; and the Group has discretion in establishing the price for the specified service.

N.	Share capital

Ordinary shares are classified as equity. Incremental costs attributed directly to the issuance of shares less the tax effect are presented as a deduction from equity. Incremental costs attributed directly to the expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset under the deferred expenses category in the statement of financial position. The costs are deducted from the equity upon initial recognition of the equity instruments, or amortized as finance expenses in the statement of income when the issuance is no longer expected to take place.

O.       Business development expenses

The Company recognized in the statement of income, all development costs in respect of projects that it develops until a stage at which, in the management’s opinion, the feasibility of construction of the project has been proven. From the stage at which the project is feasible, the development and construction costs are discounted to the project costs. A project is considered feasible when the Company’s management believes that the likelihood of the project materializing and generating future economic benefits is greater than the likelihood that it will not materialize.

P.	Finance income and expenses

Finance expenses include interest expenses in respect of loans and debentures received, losses from derivative financial instruments recognized in profit and loss, losses from hedging instruments recognized in profit and loss and prepayment fees of loans and debentures. Borrowing costs are recognized in the income statement using the effective interest method.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Finance income and expenses (cont.)

Finance income includes interest income in respect of loans granted and amounts invested, and gains from derivative financial instruments recognized in profit and loss.

Profits and losses from exchange rate differences in respect of financial assets and liabilities are reported on a net basis as finance income or finance expenses, depending on exchange rate fluctuations, and depending on their position (net profit and loss).

Interest income and expenses are recognized using the effective interest method. As a rule, interest income and expenses are calculated by applying the effective interest rate to the gross carrying amount of the financial asset or the amortized cost of the financial liability, as applicable.

In statements of cash flows, interest received is presented under cash flows from investing activities. Interest paid is presented under cash flows from financing activities. Borrowing costs capitalized to qualifying assets are presented together with the interest paid under cash flows from investing activities. Cash flows paid (or received) in respect of derivative financial instruments not designated for hedging are presented under cash flows from investing activities.

Q.	Income tax expenses

Income taxes include current and deferred taxes. Income taxes are recognized in the statement of income unless the tax derives from a business combination, or are recognized directly to equity or other comprehensive income if derived from items recognized directly in equity or other comprehensive income.

Current assets

Current tax is the tax amount expected to be paid (or received) on taxable income in the tax year, when it is calculated at the tax rates under the applicable laws that have been enacted or substantively enacted as at the reporting date. Current taxes include taxes in respect of previous years.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their value for tax purposes. The Group does not recognize deferred taxes in respect of the following temporary differences: (1) initial recognition of goodwill; (2) initial recognition of assets and liabilities in a transaction that does not constitute a business combination and does not affect the accounting profit and the profit for tax purposes; (3) the differences are due to an investment in subsidiaries, if the Group controls the reversal date of the difference and, they are not expected to reverse in the foreseeable future, whether by way of disposal of an investment or by way of distribution of dividends in respect of an investment.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carryforward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable income can be utilized. Deferred tax assets are examined on every reporting date, and if the attributed tax benefits are not expected to materialize, they are amortized.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Income tax expenses (cont.)

Deferred tax assets which were not recognized are reassessed on every reporting date and recognized if the expectation changes so that future taxable income will be available against which they can be utilized.

Offsetting current and deferred tax assets and liabilities

The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they are attributed to the same taxable income levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional tax on dividend distribution

The Group may undertake additional tax in the event of distribution of dividends by the Group companies. Such additional tax is not included in the financial statements, while the policy of the Group companies is not to cause distribution of a dividend that entails additional tax for the receiving company in the foreseeable future. In cases in which an investee company is expected to distribute a dividend from profits involving additional tax for the Company, the Company creates a tax reserve for the additional tax that the Company may incur in respect of distribution of the dividend.

Income taxes from the distribution of dividends by the Company are recognized in profit and loss on the date of recognition of the obligation to pay the dividend.

R.	Earnings (loss) per share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit and loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) is calculated by adjusting the profit or loss attributed to the ordinary shareholders of the Company and adjusting the weighted average number of the ordinary shares in circulation, after adjustment of diluted securities, if any.

S.	Capitalization of borrowing costs

A qualifying asset is an asset that requires a substantial period to prepare it for its intended use or sale. Specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion until it is ready for its intended use. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed in profit and loss as incurred.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Leases

1.	Determination of whether an arrangement includes a lease

At the lease inception date, the Group determines whether the arrangement constitutes or contains a lease, while examining whether the arrangement transfers a right to control the use of an identifiable asset for a period in return for payment. When assessing whether an arrangement transfers the right to control the use of an identifiable asset, the Group examines whether throughout the lease period it has the following two rights:

(a) The right to essentially obtain all the economic benefits associated with the use of the identifiable asset; and
(b) The right to direct the use of the identifiable asset.

For lease contracts that include non-lease components, such as services or maintenance, which are connected to a lease component, the Group elected to account for the lease component separately.

2.	Leased assets and lease liabilities

Contracts that grant the Group control over the use of an asset in respect of a lease during a period in return for a consideration are treated as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of the future lease payments (such payments do not include certain variable lease payments), and in parallel, the Group recognizes a right-of-use asset in the amount of the liability in respect of the lease, adjusted for the lease payments - prepaid or accrued - plus direct costs incurred in the lease.

Since the interest rate inherent in the Group’s leases cannot be determined, the Group uses the incremental interest rate of the lessee.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and amortized throughout the lease period or throughout the useful life of the asset, whichever is earlier.

The Group examined application of the practical expedient under which short-term leases of up to one year or leases in which the underlying asset has a low value are treated in a way that the lease fees are recognized in profit and loss using the straight line method, throughout the lease period, without recognizing an asset and/or liability in the statement of financial position.

2.	Lease term

The lease term is determined as the period in which it is not possible to terminate the lease, together with the periods covered by an option to extend or terminate the lease if it is reasonably certain that the lessee will choose to exercise or not to exercise the option, respectively.

3.	Variable lease payments

Variable CPI-linked lease payments are initially measured using the existing CPI on the lease commencement date and are included in the measurement of the lease liability. When there is a change in the cash flows of the future lease payments due to CPI or exchange rate changes, the balance of the liability is updated against the right-of-use asset.

Other variable lease payments that are not included in measurement of the liability are recognized in profit and loss at the date the payment terms are fulfilled.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Leases (cont.)

4.	Amortization of right-of-use asset

Subsequent to the lease commencement date, the right-of-use asset is measured using the cost method, less accumulated depreciation and accrued impairment losses adjusted for re-measurement of the lease liability. The amortization is calculated on the straight-line basis over the useful life or the contractual lease period, whichever is earlier, as follows:

•	Land 19-49 years
•	Offices 3-9 years
•	PRMS facility 24 years
•	Others	3-5 years

2.	Subleases

In leases in which the Group sublets the underlying asset, the Group assesses the classification of the sublease as a finance or operating lease, for the right-of-use received from the head lease.

Operating leases

Leases that do not actually transfer any risks and rewards of ownership of the underlying asset are classified as operating leases. The Group recognizes lease payments from operating leases as income on a straight-line basis throughout the lease period.

U.	New standards and interpretations not yet adopted

1.	Amendment to IAS 1 - “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”

The Amendment replaces certain classification requirements of current or non-current liabilities. For example, pursuant to the amendment, a liability will be classified as non‑current if an entity has the right to defer the payment for a period of at least 12 months after the reporting period, which is “substantive” and exists at the end of the reporting period. A right exists as at the reporting date only if an entity is in compliance with the conditions for deferment of the payment as at that date. In addition, the amendment clarifies that a conversion right of a liability will affect its classification as current or non‑current, unless the conversion component is capital-based.

The Amendment will become effective for reporting periods commencing on January 1, 2023. Early application is permissible. The Amendment is to be applied retrospectively, including adjustment of the comparative data.

The Group has yet to begin examining the ramifications of the amendment’s application for the financial statements.

2.	Amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use (hereinafter in this section - the “Amendment”)

The Amendment annuls the requirement by which in the calculation of costs directly attributable to property, plant and equipment, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds will be recognized in profit or loss according to the relevant standards.

The Amendment is effective for reporting periods beginning on or after January 1, 2022 Early application is permissible. The Amendment will be applied on a retrospective basis, including an amendment of comparative figures, only for items of property, plant and equipment that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

The Group will apply the Amendment starting from January 1, 2022. Application of the Amendment for the year ended December 31, 2020 in respect of the commencement of operations of the Company’s Hadera facility during this year, is expected to result in an increase in loss in the amount of NIS 4 million and as at December 31, 2020, a decrease in property, plant and equipment in the amount of NIS 9 million, an increase in equity in the amount of NIS 7 million, and an increase in deferred tax assets in the amount of NIS 2 million. Application of the Amendment to 2021 and 2022 is not expected to be material.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 4 - DETERMINATION OF FAIR VALUE

As part of the accounting policy principles and disclosure requirements, the Group is required to determine the fair value of financial and non-financial assets and liabilities. The fair value is determined for measurement and/or disclosure purposes using the methods described below.  Further information regarding the assumptions used in determining the fair value is provided in notes that relate to that asset or liability.

Non-derivative financial liabilities

Fair value, which is calculated for reporting purposes, is estimated at the present value of future cash flows (in respect of principal and interest), which are discounted at the market interest rate as at the reporting date.

Share-based compensation transactions in the CPV Group

For information regarding the assumptions used in determining the fair value of share-based compensation transactions in the CPV Group, see Note 18C.

Fair value of assets and liabilities acquired in a business combination

For information regarding the assumptions used in determining the fair value of assets and liabilities acquired in a business combination, see Note 25D

Fair value of derivatives

For information about the calculation method used in determining the fair value of derivatives, see Note 23D.
NOTE 5 - CASH AND CASH EQUIVALENTS

	As at December 31
	2021	2020
	NIS million	NIS million

Current account balances in banks	603	102
Bank deposits	154	98

	757	200
The Group’s exposure to credit, interest and exchange rate risks and sensitivity analysis of financial assets are presented in Note 23.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 6 - RESTRICTED DEPOSITS AND CASH

	As at December 31
	2021	2020
	NIS million	NIS million
Stated in current assets
Short-term bank deposits	-	1,607
Short-term restricted deposits and cash in banks (*)	1	207
Stated in non‑current assets
Long-term restricted cash in banks (*)	67	231

(*) For further information about restricted cash, see Notes 16D, 23D and 24D.

NOTE 7 - TRADE RECEIVABLES

	As at December 31
	2021	2020
	NIS million	NIS million

Open accounts	27	9
Income receivable	167	144

	194	153

NOTE 8 - RECEIVABLES AND DEBIT BALANCES

	As at December 31
	2021	2020
	NIS million	NIS million

Advances to suppliers	1	3
Deposits to a third party for collateral	51	-
Prepaid expenses	18	11
Refunds receivable	1	6
Government institutions	15	11
Compensation from construction contractor (see Note 28D)	28	29
Other	4	3

	118	63

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 9 - LONG-TERM PREPAID EXPENSES AND OTHER RECEIVABLES

A.	Composition

	As at December 31
	2021	2020
	NIS million	NIS million

Long-term deferred expenses (B.1)	104	86
Payments to customers (see Note 28A2 and 28A3)	27	26
Deferred finance expenses (B.2)	29	31
Loan to an associate	16	-
Other	2

	178	143

B.       Additional details

           Long-term deferred expenses

	As at December 31
	2021	2020
	NIS million	NIS million

Deferred expenses	135	113
Accumulated amortization	(31)	(27)

	104	86

1.	Long-term deferred expenses represent mainly connection costs to the gas transmission system and the electricity transmission grid, as follows:
A.
Costs paid by Rotem and Zomet to Israel National Gas Lines Ltd. (hereinafter - “INGL”) for their share in the connection to the national gas transmission network through a pressure reduction and metering system (hereinafter - the PRMS”) and for the gas transmission pipe from the PRMS facilities to the premises of the Rotem and Zomet power plants (see also Note 28F).

B.	Costs paid by the Group companies to IEC for the infrastructure of electricity transmission lines used to connect the Group’s power plants to IEC’s transmission grid.

It should be noted that the said connection infrastructure is designed and part is even actually used to connect additional consumers to the same infrastructure. Therefore, these costs are treated as long-term deferred expenses. Long-term deferred expenses are amortized in a straight line over a period of use of between 21 and 30 years. At Zomet, the period of use had not yet commenced. Such amortization is recognized under the depreciation and amortization section in the statement of income.

2.
The Group has financing agreements and credit facilities in financing agreements as described in Note 16D (hereinafter - the “Financing Agreements”). Under the Financing Agreements, various commissions were paid such as financial closing commission and periodic commission in respect of an unutilized credit facility (hereinafter - the “Commissions”). The Commissions are amortized according to the percentage of withdrawals from the financing agreements under the Financing Agreements and are treated, using the effective interest method, as part of the balance of loans from banks and others.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 10 - PROPERTY, PLANT & EQUIPMENT

A. Composition	Roads and buildings	Facilities, machinery and equipment	Diesel and spare parts	Wind turbine	Leasehold and other improvements	Assets under construction and development	Advances on account of property, plant and equipment	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Cost
Balance as at January 1, 2020	132	1,765	104	-	16	833	11	2,861
Additions, net *	-	15	46	-	2	390	9	462
Derecognitions	-	(14)	(32)	-	-	-	-	(46)
Classification of assets under construction	90	722	-	-	-	(812)	-	-

Balance as at December 31, 2020	222	2,488	118	-	18	411	20	3,277
Acquisitions as part of a business combination	-	-	-	98	5	62	-	165
Additions	12	6	2	3	7	813	17	860
Derecognitions	-	-	(6)	(3)	(1)	-	-	(10)
Effect of changes in exchange rates	-	-	-	(5)	-	(13)	-	(18)

Balance as at December 31, 2021	234	2,494	114	93	29	1,273	37	4,274

Accumulated depreciation
Balance as at January 1, 2020	29	483	-	-	5	-	-	517
Depreciation per year	6	101	-	-	2	-	-	109
Derecognitions	-	(14)	-	-	-	-	-	(14)

Balance as at December 31, 2020	35	570	-	-	7	-	-	612
Depreciation per year	8	118	-	2	3	-	-	131

Balance as at December 31, 2021	43	688	-	2	10	-	-	743

Amortized balance as at December 31, 2021	191	1,806	114	91	19	1,273	37	3,531

Amortized balance as at December 31, 2020	187	1,918	118	-	11	411	20	2,665

Amortized balance as at January 1, 2020	103	1,282	104	-	11	833	11	2,344

* Additions for assets under construction are presented net of agreed compensation from the construction contractor (for further information, see Note 28D).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 10 - PROPERTY, PLANT & EQUIPMENT (cont.)

B.	Discounted credit costs

Borrowing costs capitalized to assets under construction in the years ended 2021 and 2020 amounted to NIS 22 million and NIS 28 million, respectively.

C.	Non-cash purchase of property, plant and equipment

In the years ended December 31 2021 and 2020, non-cash property, plant and equipment was purchased in the amount of NIS 121 million and NIS 113 million, respectively.

NOTE 11 - LEASES

A.	Information about material leases

Land on which the Rotem Power Plant was constructed

Rotem has a lease agreement for a 5.5-hectare plot of land in Mishor Rotem, on which the Rotem Power Plant was constructed. Under the conditions set out in the agreement, the lease is for a term of 49 years as from November 4, 2010, with an option to extend the lease for one additional term of 49 years, subject to advance notice. In the event of rezoning of the plot during the Lease Term, the Lessor will not be required to extend the Lease Term. The lessor may cancel the lease agreement in events defined as a fundamental breach.

The balance of the right of use asset for lease of land on which the Rotem Power Plant is being constructed in the statement of financial position as at December 31, 2021 amounts to NIS 7 million.

Rotem 2 land

In 2014, AGS Rotem Ltd. (hereinafter - “Rotem 2”) won a tender for lease of lots on an area covering 5.5 hectares. Land adjacent to the Rotem Power Plant. Under the agreement, the lease is for a term of 49 years as from March 9, 2014, with an option to extend the lease for an additional 49 years, subject to the terms of the agreement. The lessor may cancel the lease agreement in events defined as a fundamental breach. During the reporting period, the Company applied to the ILA to extend the period for completion of construction in the land in accordance with the lease agreement, at no cost. As of the filing date of the Report, a response has yet to be received.

The balance of the right of use asset for the lease of land on which the Rotem 2 Power Plant is scheduled to be built in the statement of financial position as at December 31, 2021 amounts to NIS 8 million.

Land on which Hadera Power Plant was built

Hadera leases land covering 2.8 hectares (including an emergency road), on which the Hadera Power Plant was built, from Infinya (hereinafter in this section - the “Agreement”). Under the Agreement, the monthly rent amounts to NIS 117 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease term is 24 years and 11 months starting from December 2018. The agreement sets a yearly liability limit for Hadera at the rent amount paid in 2019. The agreement grants the parties a termination right in various default events, and grants Infinya a termination right in the event of a material breach by Hadera, including breach of the commitment to pay rent, unless remedied within 45 days.

The balance of the lease liability and the right of use asset for the lease of land on which the Hadera Power Plant is built in the statement of financial position as at December 31, 2021 amounts to NIS 7 million each.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 11 - LEASES (cont.)

A.	Information about material leases (cont.)

Land on which the Zomet Power Plant was constructed

In January 2020, the Israel Land Authority (hereinafter - the “ILA”) approved the allotment of an area of 8.5 hectares for construction of a power plant for electricity generation, which is under construction by Zomet (hereinafter in this Section - the “Land”). Similarly, in January 2020, the ILA and Kibbutz Netiv HH (hereinafter - the “Kibbutz”) signed a development agreement for the Land, effective until November 5, 2024, and after fulfillment of its terms, a lease agreement will be signed for a term of 24 years and 11 months from approval of the transaction, namely until November 4, 2044 (hereinafter - the “Development Agreement”). In addition, in January 2020, the option agreement between Zomet and the Kibbutz expired and, following its cancellation, Zomet and the Kibbutz signed an agreement of principles for establishment of a joint company to which the Land rights were transferred after receiving approval from the ILA in May 2020 (hereinafter – the “Joint Company”). The consideration for the rights of the Kibbutz to the land under which a development agreement with the ILA can be signed amounted to NIS 30 million. The Joint Company Agreement in Principle clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with the ILA, and acted as an agent of the Joint Company when it signed the financial specification under which the capitalization fees for the Land were paid, in the amount of NIS 207 million (as detailed below). In February 2020, an updated lease agreement was also signed according to which the Joint Company, as the owner of the Land, will lease the Land to Zomet in favor of the project.

The Joint Company was established by Zomet and the Kibbutz as a limited partnership under the name Zomet Netiv Limited Partnership” and the composition of the partners therein is: (1) the general partner, Zomet HLH General Partner Ltd. (1%) held by Zomet (74%) and the Kibbutz (26%); (2) the limited partners are Zomet (73%) and the Kibbutz (26%).

Following approval by the ILA to allocate the Land for the construction of the Zomet Power Plant, in January 2020, the ILA issued a financial specification of the capitalization fees, according to which the value of the Land (excluding development expenses) was estimated at NIS 207 million (excluding VAT) (hereinafter - the “Initial Assessment"). The Initial Assessment was subject to audit procedures.Under the Initial Assessment and to complete the Land transaction, Zomet, on behalf of the Joint Company and through the Kibbutz, paid 75% of the Initial Assessment in January 2020, and provided, through the Company, the remaining 25% as a bank guarantee in favor of the ILA.  For information about the short-term loan taken by the Company to pay the Initial Assessment, see Note 16D4.In January 2021, a final assessment was issued by the Israel Lands Authority in respect of the land, whereby the value of the usage fees for the land, for a period of 25 years, in respect of the construction of a power plant with a capacity of 396 MW, amounts to NIS 200 million (hereinafter – the “Final Assessment”). In March 2021, a refund in the amount of NIS 7 million was received, including linkage differences and interest, for the difference between the capitalization fees effectively paid and the amount of the Final Assessment and the bank guarantee was also reduced by 25% of the difference (see also Note 16D(4)).

In February 2021 the Joint Company submitted a legal appeal of the amount of the Final Assessment. In August 2021, the Joint Company was notified that the ILA had dismissed the objection and as at the publication date of the report, the Joint Company intends to continue to appeal the assessment and in this context, in November 2021 an assessor objection was filed, which has not yet been discussed as at the approval date of the report.

All the amounts attributable to acquisition of the Land, in the amount of NIS 231 million, were classified in the Company’s statement of financial position as at December 31, 2021, under right-of-use assets. The unpaid balance of the Initial Assessment, in the amount of NIS 52 million, was classified in the statement of financial position as at December 31, 2021, under current maturities of lease liabilities.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 11 - LEASES (cont.)

A.	Information about material leases (cont.)

PRMS facility in Hadera

The balance of the right of use asset for the PRMS facility in Hadera in the statement of financial position as at December 31, 2021 amounts to NIS 19 million. For further information, see Note 28F.

Lease of offices

In 2017, Rotem signed an agreement with the Azrieli Group Ltd. to rent offices and parking spaces in the Azrieli Sarona Center, for a term of 10 years, ending in December 2027.  In May 2021, an addendum to the agreement was signed for the rental of additional office space in the Azrieli Sarona Center, which was accounted for as an additional lease agreement. The Company has an option to extend the agreements by an additional 5 years. As at the reporting date, there is no reasonable certainty that the option to extend will be exercised.  Thus, it was not taken into account in calculating the lease liability and right of use asset.

The balance of the lease liability and the right of use asset in the statement of financial position as at December 31, 2021 for rental of the Company’s offices amounts to NIS 14 million.

CPV Group leases two offices, in Maryland and in Massachusetts, USA, under leases that terminate in June 2024 and in October 2028, respectively. The balance of the lease liability and the right of use asset with respect to the offices, in the statement of financial position as at December 31, 2021, amounts to USD 16 million (USD 5 million) and NIS 15 million (USD 5 million), accordingly.

Land on which the Keenan wind farm is constructed

Keenan has an agreement for the lease of land on which a wind power plant has been constructed. The term of the lease is until December 31, 2040. The balance of the lease liability and the right of use asset with respect to the land in the statement of financial position as at December 31, 2021, amounts to NIS 12 million (USD 4 million) each.

B.	Right‑of‑use assets

Composition

	Land	PRMS facility	Offices	Vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Balance as at January 1, 2020	24	22	9	2	57
Depreciation for right-of-use assets	(7)	(2)	(1)	-	(10)
Other	231	-	-	(2)	229

Balance as at December 31, 2020	248	20	8	-	276
Depreciation for right-of-use assets	(11)	(2)	(5)	-	(18)
Acquisitions as part of a business combination	14	-	20	-	34
Effect of changes in exchange rates	-	-	(1)	-	(1)
Additions	4	-	7	-	11

Balance as at December 31, 2021	255	18	29	-	302

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 11 - LEASES (cont.)

C.	Lease liability

Analysis of repayment dates of liabilities for the Group’s lease

	As at December 31
	2021	2020
	NIS million	NIS million

Up to one year	59	45
Between one and five years	23	5
More than five years	21	9

Total	103	59

Current maturities of lease liability	59	45
Long-term lease liabilities	44	14

D.	Amounts recognized in the statement of income

	For the year ended December 31
	2021	2020
	NIS million	NIS million

Interest expenses for lease liability	2	1

E.	Amounts recognized in the statement of cash flows

	For the year ended December 31
	2021	2020
	NIS million	NIS million

Total cash flow paid for leases, net	-	189

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 12 - INTANGIBLE ASSETS

A.	Composition

	Goodwill	PPA *	Other	Total
	NIS million	NIS million	NIS million	NIS million

Cost
Balance as at January 1, 2020	1	-	6	7
Additions	-	-	1	1

Balance as at December 31, 2020	1	-	7	8
Additions	-	-	4	4
Acquisitions as part of a business combination	385	361	11	757
Effect of changes in exchange rates	(16)	(17)	-	(33)

Balance as at December 31, 2021	370	344	22	736

Amortization
Balance as at January 1, 2020	-	-	2	2
Depreciation per year	-	-	1	1

Balance as at December 31, 2020	-	-	3	3
Depreciation per year	-	35	1	36
Effect of changes in exchange rates	-	(1)	-	(1)

Balance as at December 31, 2021	-	34	4	38

Amortized balance as at December 31, 2021	370	310	18	698

Amortized balance as at December 31, 2020	1	-	4	5

Amortized balance as at January 1, 2020	1	-	4	5

* The power purchase agreement in Keenan was acquired in a business combination - the acquisition of the CPV Group. For further information, see Note 28A4.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 12 - INTANGIBLE ASSETS (cont.)

B.	Impairment testing of a cash-generating unit

As part of the acquisition of the CPV Group as set out in Note 25D, at the acquisition date, the Company recognized goodwill of NIS 343 million (USD 105 million), which reflects the potential of future activities of CPV Group in the market in which it operates. Goodwill was attributed in full to CPV Group, which is a cash-generating unit and a separate operating segment of the Group, for the production and supply of electricity and energy in the United States.

The Company conducted annual impairment testing as of December 31 2021. The recoverable amount of the cash-generating unit was estimated by an independent external appraiser and was based on discounting expected future cash flows approved by the Company’s management. Projects under commercial operation and projects under construction were estimated by discounting expected future cash flows before tax and the weighted average cost of capital (WACC) after tax. Projects under development were estimated at cost.

Below are the main assumptions used in the valuation:

1.
Forecast years - represents the period spanning from January 1 2022 to December 31 2054, based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

2.
Market prices and capacity - market prices (electricity, gas, capacity, etc.) were provided by an external independent appraiser, the cash flow forecasts were made for each power plant separately, taking into account the relevant electricity market (NYISO, ISO-NE, PJM and SPP) and the relevant regulation.

3.	The annual inflation rate of 2.6% equals the derived 10-year inflation rate as of the estimate date.

4.	The WACC - calculated for each material project separately, and ranges between 4.75% (project with agreements for sale of the entire capacity) and 8.5%.

The Company used a relevant discount rate reflecting the specific risks associated with the future cash flow of a cash-generating unit.

As of December 31, 2021, the recoverable amount of the cash-generating unit of the CPV Group exceeds its book value and therefore, no impairment has been recognized for them. The fair value measurement was classified at Level 3 due to the use of input that is not based on observable market inputs in the assessment model.

As of the report date, in accordance with management's assessments regarding future industry trends, which are based on external and internal sources, management has not identified any key assumptions in which a possible likely changes may occur, which would cause the CPV Group's recoverable amount to decrease below its carrying amount.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 13 – TRADE PAYABLES

	As at December 31
	2021	2020
	NIS million	NIS million

Accrued expenses	330	232
Open accounts	95	66

	425	298

NOTE 14 - PAYABLES AND CREDIT BALANCES

	As at December 31
	2021	2020
	NIS million	NIS million

Employees and institutions for salaries	36	19
Related parties and interested parties	1	1
Accrued expenses	14	54
Interest payable	15	7
Government institutions	8	11
The balance payable to the construction contractor in Hadera (see Note 28D)	7	-
Other	6	4

	87	96

NOTE 15 - OTHER LONG‑TERM LIABILITIES

Composition

	As at December 31
	2021	2020
	NIS million	NIS million

Profit-sharing plan for CPV Group employees (1)	47	-
Liabilities for evacuation, decommissioning, and removal	21	-
Liability for the projects under construction and development	21	-
Other liabilities	1	2

	90	2

(1) For details about profit-sharing plan for CPV Group employee see Note 18C.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES

A.	Composition

	As at December 31
	2021	2020
	NIS million	NIS million

Loans from non‑controlling interests (1)	433	1
Long-term loans from banks and financial institutions (2)	1,519	1,977
Current maturities	(97)	(127)

	1,855	1,851

(1) Loans from non‑controlling interests:

	As at December 31
	2021	2020
	NIS million	NIS million

Loan to Rotem (see Section D1 below)	226	-
Loan to OPC Power (see Section D6 below)	202	-
Other loans	5	-

	433	-

(2) Long-term loans from banks and financial institutions:

	As at December 31
	2021	2020
	NIS million	NIS million

Loans in Rotem (see Section D1 below)	-	1,096
Loans in Hadera (see Section D2 below)	681	698
Loans in Zomet (see Section D3 below)	528	183
Loans in Keenan (see Section D5 below)	305	-
Loans in Gnrgy	5	-

	1,519	1,977

B. Repayment period

The loans are repayable in the years subsequent to the reporting date, as follows:

	As at December 31
	2021	2020
	NIS million	NIS million

First year	97	127
Second year	173	126
Third year	171	153
Fourth year	616	164
Fifth year	82	302
Sixth year and onwards	813	1,106

	1,952	1,978

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

C.          Movement in liabilities arising from financing activity

	Financial liabilities (including interest payable)
	Loans from banks and financial institutions (including interest payable)	Loans from non‑controlling interests	Debentures	Lease liability	Financial instruments designated for hedging	Other liabilities	Total
	NIS million

Balance as at January 1, 2020	1,868	1	283	19	14	-	2,185
Changes arising from cash flows and financing activities
Payment for derivative financial instruments	-	-	-	-	(21)	-	(21)
Proceeds of debenture issuance, less issuance expenses	-	-	974	-	-	-	974
Receipt of long-term loans	251	-	-	-	-	-	251
Repayment of loans and debentures	(134)	-	(286)	-	-	-	(420)
Interest paid	(72)	-	(13)	(1)	-	-	(86)
Repayment of principal in respect of lease liabilities	-	-	-	(1)	-	-	(1)
Prepaid costs for loans taken	(30)	-	-	-	-	-	(30)

Total net cash used for financing activities	15	-	675	(2)	(21)	-	667

Changes in fair value	-	-	-	-	42	-	42
Interest during the period	73	-	19	1	-	-	93
Other changes	23	-	3	42	-	-	68

Balance as at January 1, 2021	1,979	1	980	60	35	-	3,055
Changes arising from cash flows and financing activities
Payment for derivative financial instruments	-	-	-	-	(45)	-	(45)
Proceeds of debenture issuance, less issuance expenses	-	-	842	-	-	-	842
Receipt of long-term loans	682	421	-	-	-	-	1,103
Repayment of loans and debentures	(1,936)	-	(19)	-	-	-	(1,955)
Interest paid	(81)	-	(20)	(1)	-	-	(102)
Repayment of principal in respect of lease liabilities	-	-	-	(6)	-	-	(6)
Prepaid costs for loans taken	(16)	-	-	-	-	-	(16)
						(94)	(94)
Total net cash from (used in) financing activities	(1,351)	421	803	(7)	(45)	(94)	(273)

Changes due to gain of control in subsidiaries	556	-	-	34	39	93	722
Effect of changes in foreign currency exchange rates	(19)	(5)	-	(2)	-	(2)	(28)
Changes in fair value	-	-	-	-	(44)	49	5
Interest during the period	125	14	41	2	-	1	183
Other changes	230	3	-	16	(11)	43	281

Balance as at December 31, 2021	1,520	434	1,824	103	(26)	90	3,945

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees

1.	Rotem

Rotem financing agreement:

The Rotem Power Plant project was financed using the project financing method (hereinafter - the “Rotem Financing Agreement”) with a consortium of lenders.

The loans (which were linked to the CPI) bore fixed annual interest at rates between 4.9% and 5.4% and were repaid quarterly basis, starting in the fourth quarter of 2013. In addition, under the Rotem Financing Agreement, Rotem undertook to hold certain funds that were classified under restricted cash in the statement of financial position, and the Company and holders of non-controlling interests in Rotem (hereinafter - “Veridis”) also provided bank and corporate guarantees in favor of lenders in the consortium.

In October 2021, early repayment of the full outstanding balance of Rotem's project financing in the amount of NIS 1,292 million (including an early repayment fee) was completed, a debt service reserve and additional restricted cash in Rotem in the amount of NIS 125 million were released, and guarantees related to the Rotem Financing Agreement were canceled. During the reporting period, Rotem recognized a one-off expense in the income statement, totaling NIS 244 million in respect of an early repayment fee (approximately NIS 188 million, net of tax). In addition, during the reporting period, in view of the early repayment of the balance of Rotem’s credit, the Company executed an early close-out of a CPI swap contract. (For further information, see Note 23D). It should be noted that upon the execution of early repayment in full of the outstanding balance of Rotem’s project financing, the rating of Rotem’s senior debt was discontinued.

Shareholder loan to Rotem

The Company and Veridis extended to Rotem shareholder loans for the financing of a portion of the early repayment amount, totaling NIS 1,130 million according to their share in Rotem’s shares (hereinafter - the “Shareholder Loans”), such that the Company provided an amount of NIS 904 million, which is eliminated in the financial statements and Veridis provided an amount of NIS 226 million. The shareholder loans are not linked and bear annual interest (representing market conditions) at a rate of 2.65% or interest in accordance with Section 3(J) of the Income Tax Ordinance, whichever is higher. The loans shall be repaid in quarterly unequal installments in accordance with the borrower’s free cash flow balance as determined in the Shareholder Loans agreement, and in any case no later than October 2031.

Below is a list of Rotem’s material bank guarantees as at December 31, 2021:

•
In February 2017, Rotem provided a bank guarantee in the amount of NIS 2 million (linked to the CPI) in favor of the National Petroleum Commissioner, in accordance with the Excise Tax Law that requires the deposit of a three-year guarantee as a condition for exemption from excise tax on the purchase of the diesel oil serving as backup inventory.

•	In addition, Rotem provided a bank guarantee in favor of the Ministry of Energy in the amount of USD 1 million, in accordance with Rotem’s electricity generation license.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

2.	Hadera

Hadera financing agreement:

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – the “Hadera Financing Agreement”) with a consortium of lenders (hereinafter – the “Hadera Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, according to which the lenders undertook to provide credit frameworks to Hadera, mostly linked to the CPI, up to an amount of NIS 1,006 million in several facilities (some of which are alternates): (1) a long-term credit facility (including a facility for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans under the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans bear interest at rates between 2.4% and 3.9% (for the linked loans) and between 3.6% and 5.4% (for the unlinked loans) and are repaid in quarterly installments up to 2037, starting from the first quarter of 2020.

In addition, under the Hadera Financing Agreement, commencing from commercial operation, Hadera provided a debt service reserve in an amount equal to the amounts of two consecutive quarterly debt payments (as at December 31, 2021, NIS 30 million) and an owners’ guarantee reserve in the amount of NIS 15 million.

In respect of the Hadera Financing Agreement, liens were placed in favor of Discount Bank, as a trustee for the collateral on behalf of the Hadera Lenders, on some of Hadera’s existing and future assets, on its rights, and on the Company’s holdings in Hadera.

The Hadera distribution operations defined in the Hadera Financing Agreement, subject to a series of conditions described in that agreement, including: repayment of the principal in three installments according to the repayment schedule, after a minimum of 12 months after the date of commercial operation, the absence of a default or potential default event, compliance with the following financial criteria: Historic DSCR, Projected DSCR and LLCR at a minimum rate of 1.25:1, and subject to the conditions set out in the agreement, the debt service account and reserve accounts complying with the level required under the agreement, maintaining a minimum cash amount as required under the amendment to the  Subscription Agreement described below, proof of ability to comply with the take or pay undertakings as per the natural gas supply agreement by the next planned calculation date (as defined in the agreement), no more than two distributions were carried out in a 12-month period, if the Hadera power plant fails to comply with the requirements of a cogeneration production unit, as set out in the Cogeneration Regulations, proof will be required of the ability to comply with the payments to IEC and the Electricity Authority due to failure to comply with the foregoing conditions.

In light of the delay in the commercial operation date of the Hadera Power Plant, in January 2020, the Company’s Board of Directors approved, to the extent it will be necessary, provision of shareholder loans to Hadera in the amount necessary in order to make the payments to the lenders in accordance with the Hadera Loan – this being up to the end of 2020. In addition, in February 2021, the Company’s Board of Directors approved the grant to Hadera of additional shareholder loans, in the amount of up to NIS 30 million, as needed, for purposes of repaying the lenders under the Hadera Loan, until the end of June 2021. In 2020 and 2021, the Company provided Hadera with loans in the amount of NIS 92 million, as per these decisions.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

2.          Hadera (cont.)

The Hadera Equity Subscription Agreement (as amended in May 2017) includes the Company's commitments to pay fees, hedging agreements, and commitments to provide a number of guarantees, including guarantees for insolvency scenarios in the event of failure to collect up to NIS 8 million from customers, and additional bank guarantees in certain cases. Furthermore, the Company is required to comply with certain covenants, which include a (separate) equity to asset ratio of at least 20%, minimum equity of NIS 250 million (until end of the construction contractor liability period and NIS 200 million thereafter), and minimum balance of cash and cash equivalents or a bank guarantee of the Company in the amount of NIS 50 million, which will be reduced under certain conditions. Under certain conditions, a lien will be placed on the cash amount in favor of the lenders.

As at the reporting date, Hadera and the Company were in compliance with all of the covenants in the Hadera Financing Agreement and the Hadera Equity Subscription Agreement.

Hadera has a guarantee facility in the amount of NIS 60 million (of which NIS 26 million has been used as at the date of the financial statements), a hedge facility in the amount of NIS 68 million (of which an insignificant amount has been used) and a working capital facility in the amount of NIS 30 million, which has not been used.

Below is a list of Hadera’s material bank guarantees as at December 31, 2021:

A.	Bank guarantees in favor of the Israeli Electricity Authority in the amount of NIS 7 million (some of which are linked to the USD) as required under the licenses.

B.
A bank guarantee in favor of the Israel Electric Company in the amount of NIS 18 million (linked to the CPI), as required in accordance with the financial covenants of the Israeli Electricity Authority. It should be noted that subsequent to the reporting date, in February 2022, the Company provided a bank guarantee for the benefit of IEC in an amount that was amended to NIS 17 million, and the bank guarantee to Hadera was canceled.

Hadera rating:

In December 2021, Hadera's senior debt was rated A+ with negative outlook by Maalot.

3.	Zomet:

Zomet financing agreement:

In December 2019, a financing agreement for a senior debt (project financing) to finance the construction of the Zomet Power Plant (hereinafter – the “Zomet Financing Agreement”) was signed between Zomet and a syndicate of lenders led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and jointly with the lenders – the “Zomet Lenders”) signed, the main points of which are as follows:

Under the Zomet Financing Agreement, the Zomet Lenders undertook to provide Zomet a long-term loan facility, a standby facility, a working capital facility, a debt service reserve, a VAT facility, third-party guarantees, and a hedge facility in the total amount of NIS 1,372 million. Some of the facility amounts will be CPI-linked, while another portion will be USD-linked. The loans will accrue interest at the rates set out in the Zomet Financing Agreement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

3.	Zomet: (cont.)

The Zomet Financing Agreement set out provisions for conversion of interest on the long-term loans from variable interest to CPI-linked interest. The conversion will take place in three cases: (A) automatically, 6 years after signing the Zomet Financing Agreement; (B) at the request of Zomet, in the first 6 years after signing the Zomet Financing Agreement; (C) at the request of Bank Hapoalim, in certain cases, in the first 6 years after signing the Zomet Financing Agreement. In addition, Zomet has the right to repay the loans prematurely within 6 years after signing the Zomet Financing Agreement, subject to a reduced one-time (without an early repayment penalty), provided that up to the early repayment date, the loans were not converted into loans bearing fixed CPI-linked interest, as set out above.

The withdrawals from the various facilities are subject to the absence of default events and to compliance with various conditions as is standard in agreements of this type, including, in certain circumstances, receipt of approval from the technical advisor of the Zomet Lenders and compliance with financial covenants.

Under the Zomet Financing Agreement, liens were provided in favor of Poalim Trust Services Ltd., as a trustee for the collateral on behalf of the Lenders, on part of Zomet's existing and future assets, on Zomet’s rights, and on the Company’s holdings in Zomet.

Distributions by Zomet (including repayment of shareholders’ loans) as defined in the Zomet loan agreement are subject to various conditions that are described in the foregoing agreement, and among others: Subsequent to the approved construction completion date (as defined in the agreement) one quarterly principal and interest payment was made in respect of the loans under the long-term credit facility and the standby credit facility; at least 12 months have elapsed since the date of commercial operation (as defined in the agreement); the absence of a breach or potential default event; compliance with the following financial criteria: historic ADSCR, predicted ADSCR and LLCR will not fall below 1:1.2; the reserve accounts and the third-party guarantees facility comply with the levels set in the agreement; under certain circumstances, maintaining minimum cash amounts required; no more than four distributions will be executed per year (and if the emissions permit applicable to the project includes restrictions that the bank believes are reasonably likely to restrict the availability payments payable to the project at the approval tariff - no more than one distribution per year); all the loans provided from the credit facility for filling the debt service reserve, from the third party guarantee facility and the hedging facility, are paid up in full.

As at the reporting date, Zomet and the Company were in compliance with all of the covenants in the Zomet Financing Agreement.

In and subsequent to the reporting period, Zomet withdrew a total amount of NIS 349 million and NIS 156 million, respectively, from the long-term loan facility. The loans bear annual interest of prime + 0.95%. The loans will be repaid in quarterly payments, starting shortly after the end of the first or second quarter following the start of the commercial operation of the Zomet Power Plant (up to the date of the first interest payment, the interest amounts will be accrued to the loan principal on a quarterly basis) and up to the date of the final repayment, which will fall on the earlier of the end of 19 years from the start of the commercial operation or 23 years after signing the Zomet Financing Agreement (but no later than December 31, 2042).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

3.	Zomet: (cont.)

The Zomet Equity Subscription Agreement:

In December 2019, Zomet and the Zomet Lenders signed an equity subscription agreement (hereinafter – the “Zomet Equity Subscription Agreement”). As part of the agreement, the Company undertook certain commitments to the Lenders in connection with Zomet and its activity, including an undertaking to provide Zomet with equity, as defined in the Zomet Financing Agreement, in the amount of NIS 293 million. As at December 31, 2021, the Company provided Zomet with the amount of equity that it had undertaken.
The Zomet Equity Subscription Agreement includes other undertakings of the Company in connection with the provision of further equity under certain circumstances, including where the capital requirements stipulated by law are revised and up to NIS 50 million, and in certain scenarios that have an adverse effect on the project (such as failure to obtain certain permits or the placement of certain restrictions on the power plant’s activity), resulting in the Company’s being required to provide further equity that may also include the entire amounts required to service the debt and fund the remaining project construction and operation expenses, as the case may be. In addition, the Company undertook that shortly before the start of commercial operation, it will provide a bank guarantee (hereinafter – the “Operation and Maintenance Guarantee”), which will serve as collateral for Zomet’s debt under the financing agreement, in the amount of NIS 15 million (which, in certain circumstances, could increase to NIS 22.5 million), and the Company undertook to provide, in certain cases, certain additional bank guarantees required for the project, to the extent they are not issued out of the guarantee facility provided under the Zomet Financing Agreement.

Zomet rating:

In September 2021, Maalot affirmed the senior debt rating of Zomet as AA- with stable outlook.

4.	Company:

Short term loans:

In January 2020, the Company took out a bank loan in the amount of NIS 169 million from its short-term credit facility, which was used to pay the Initial Assessment of Zomet, as described in Note 11A. The loan bore annual interest at the rate of prime + 0.6% and at the rate of prime + 1.7% in part of the period, and was repaid in April 2020.

In March 2020, the Company took out a loan from Bank Mizrahi Tefahot Ltd., a related party of the Company, in the amount of NIS 50 million. The loan bore annual interest at the rate of prime + 1.25% and was repaid in April 2020.

Credit facility agreement with Harel:

In October 2020, the Company signed an agreement with entities from the Harel Group (hereinafter – “Harel”), according to which Harel undertook to provide the Company an NIS loan facility in the total amount of NIS 400 million, which may be withdrawn over 24 months after signing the agreement (hereinafter – the “Facility Term”), subject to completion of the transaction in accordance with the acquisition agreement of the CPV Group described in Note 25D. During the facility term, the Company will be entitled to withdraw: (a) short-term loans, which will be repaid at the end of the facility period or converted into long-term loans (end of the facility period), and (b) long-term loans.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

4.	Company: (cont.)

The loans withdrawn from the credit facility will be used for one or more of the following purposes: (A) as payment for part of the consideration under the acquisition agreement of CPV Group, or to provide the amounts required by the CPV Group for development of its business; or (B) for the Company’s operating activities in the ordinary course of business, subject to completion of the transaction for acquisition of the CPV Group.

The principal of the long-term loans to be provided to the Company will be repaid after 36 months from the first long-term withdrawal or from the end of the Facility Term, whichever is earlier (hereinafter – the “Final Repayment Date”). The loans will bear annual interest at a rate equal to the Bank of Israel interest rate plus a margin of between 2.55% – 2.75%, which will be paid in quarterly payments.

Under the agreement, the Company undertook, as from the first withdrawal, to comply with certain financial covenants, which, if they are breached, Harel may, among other things, call for immediate repayment of the full balance of the loans. The financial covenants will be assessed shortly after the publication date of the Company’s quarterly financial statements, as from the date of the first withdrawal: (A) the Company’s equity will not fall below NIS 550 million (and as a condition for distributing a dividend – it will not fall below NIS 850 million); (B) the ratio of the Company’s equity to asset ratio based on its separate financial statements will not fall below 20% (and as a condition for distributing a dividend – it will not fall below 30%); (C) the ratio of the Company’s net debt to its adjusted EBITDA will not be higher than 12 (and as a condition for distributing a dividend – it will be less than 11); (D) the loan to value ratio of the Company’s holdings (as a limited partner) in OPC Power (as defined in Note 25A4) (hereinafter - the “LTV of the pledged rights”) will not be less than 50% (and as a condition for distributing a dividend – not less than 35%). In addition, up to the Final Repayment Date, the Company is required to maintain a cash balance or certain amounts of deposits (hereinafter – the “Minimum Liquidity Requirement”).

Under to the agreement, if any of the following events occur, the interest rate on the loans will increase by 2%: (A) non-compliance with the Minimum Liquidity Requirement; (B) the Company’s equity to asset ratio, as set out above, is less than 25%; (C) the LTV of the pledged rights is higher than 40%.

Distributions of a dividends by the Company are subject to certain conditions, including compliance with the financial covenants, as set out above, compliance with the Minimum Liquidity Requirement, and the absence of a default event.  As collateral for the Company’s liabilities to Harel under the agreement, a lien will be place in favor of Harel on the Company’s direct and indirect rights (as a limited partner) in OPC Power, and on certain bank accounts of the Company and of the General Partner in OPC Power(as defined in Note 25A4).

As at December 31, 2021, the facility has not been utilized.

Other credit facility agreements of the Company

As at the financial statements approval date, in addition to the foregoing, the Company has short-term credit facilities, and other credit facilities for periods of up to three years from banks and institutional entities, in a total amount of NIS 200 million, that has not been utilized as at Reporting Date. It is noted that an amount of NIS 100 million is from Mizrahi Tefahot Bank Ltd., which is a related party to the company.  Subsequent to the reporting date, an additional credit facility agreement was signed with another banking corporation for an addition NIS 100 million, which as of the date of approval of the financial statements has not yet been utilized.

Covenants:

As at the reporting date, the Company is in compliance with all of the financial covenants.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

4.	The Company (cont.):

Guarantees:

Below is a list of the Company’s material bank guarantees as at December 31, 2021:

A.
A bank guarantee in the name of Zomet in favor of the ILA in the amount of NIS 58 million (which, as at the reporting date, was guaranteed by a deposit in the amount of NIS 15 million), which was released subsequent to the reporting date. For further information about the land on which the Zomet Power Plant is located, see Note 11A.

B.
Bank guarantees in the total amount of NIS 9 million for construction of facilities for generation of energy on the consumers’ premises, which generate electricity using natural gas and are connected to the distribution grid (for further information, see Note 28K). Subsequent to the reporting date, in February 2022, the amount of the guarantees increased to NIS 19 million.

C.	A bank guarantee in the name of Zomet in favor of the Israeli Electricity Authority in the amount of NIS 15 million (linked to the USD), under the provision in Zomet’s conditional license.

D.	For information about a bank guarantee provided by the Company in the name of Rotem in favor of Israel Electric Corporation, see Note 24D.

E.
In June 2021, the Company provided a NIS 2 million bank guarantee in favor of the Israeli Electricity Authority as required in order to obtain a virtual supply license, and in December 2021 the Company provided a NIS 33 million bank guarantee in favor of the System Operator for the purpose of an application to allocate certain customers to the virtual supply activity. For further details regarding the virtual supply activity and the virtual supply license, see Note 28L.

F.
In 2021, after the Company provided the balance of the equity to Zomet, a bank guarantee in the amount of NIS 85 million was canceled and the deposit of NIS 43 million, which served as collateral for the Company's said undertaking.

G.
In March 2021, a bank guarantee in the amount of NIS 50 million provided by the Company according to the Hadera Equity Subscription Agreement was canceled, and the collateral in the amount of NIS 25 million that was provided for this guarantee was released. For further information about the Hadera Equity Subscription Agreement  see Note 16D2.

H.
During the reporting period, as part of a settlement, Zomet completed payment to the Shafir Regional Council (hereinafter - the “Council") for the development levies, such that the total amount of levies paid to the Council is NIS 20 million. Following the settlement of payment of the development levies, the bank guarantee in the amount of NIS 21 million, which the Company gave to the Council for securing Zomet’s liabilities for paying the Council development levies, expired. It should be noted that the amount of the development levies includes levies for a built-up area of 11,600 square meters that has not yet been built and that Zomet has the right to build it without paying additional levies.

5.	Keenan:

Keenan Financing Agreement:

In August 2021, Keenan and a number of financial entities entered into a NIS 387 million (approx. USD 120 million) financing agreement (hereinafter - the “Keenan Financing Agreement”). Concurrently with the closing of the Keenan Financing Agreement, Keenan repaid its former financing agreement entered into in 2014 (as of the repayment date, the outstanding principal was approximately NIS 207 million). The previous annual interest rate was LIBOR plus a 2.25%-2.75% spread on the Term Loan, and a 1% spread on the ancillary credit facilities. It is noted that due to the early repayment of the previous financing agreement, no fines or fees were imposed on Keenan by the lender.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 16 - LOANS AND GUARANTEES (cont.)

D.	Additional details and guarantees (cont.)

5.	Keenan: (cont.)

The loan and the ancillary credit facilities in the Keenan Financing Agreement shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030. The loan and the ancillary credit facilities in the Keenan Financing Agreement shall carry an annual interest of LIBOR + 1% to 1.375%.

It should be noted that the Keenan Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including hedging of the base interest rate in respect of 70% of the loan.

As part of the Keenan Financing Agreement, collateral and pledges on the project's assets held by Keenan were provided in favor of the lenders. The Keenan Financing Agreement includes a number of restrictions, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or default event exists (as defined in the financing agreement).

The Keenan Financing Agreement includes grounds for calling for immediate repayment as customary in agreements of this type, including, among others – breach of representations and covenants that have a material adverse effect, default events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the terms and conditions, definitions and cure periods detailed in the financing agreement.

Completion of the Keenan Financing Agreement generated the CPV Group approximately NIS 85 million (approximately USD 26 million) in cash (after making payments in respect of: repayment of Keenan's previous outstanding loan balance, consultants’ costs, early closing of an interest rate hedging transaction totaling NIS 34 million (approx. USD 10.5 million) and additional costs. Similarly, in view the repayment of Keenan’s previous financing, in the reporting period, the Group recognized a NIS 11 million (USD 3 million) profit under loss from repayment of financial liabilities, net, in the income statement.

6.	OPC Power

Shareholder loans to OPC Power

In the reporting period, the Company (through a wholly-owned subsidiary) and non-controlling interests provided loans to PC Power Ventures LP (hereinafter – “OPC Power”) in the amount of NIS 455 million (USD 143 million), and NIS 195 million (USD 61 million), respectively. Subsequent to the reporting date, the Company (through a wholly-owned subsidiary) and non-controlling interests provided additional loans to OPC Power in the amount of NIS 27 million (USD 8 million), and NIS 12 million (USD 4 million), respectively. The loans bear annual interest at a rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028. For further information about OPC Power, see Note 25A4(b).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 17 - DEBENTURES

A.          Composition

	As at December 31
	2021	2020
	NIS million	NIS million

Marketable debentures	1,811	974
Less current maturities	(22)	(22)

	1,789	952

B.	Repayment period

Debentures repayable in the years subsequent to the reporting date:
	As at December 31
	2021	2020
	NIS million	NIS million

First year	22	22
Second year	32	22
Third year	184	31
Fourth year	201	98
Fifth year	234	98
Sixth year and onwards	1,138	703

	1,811	974

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 17 - DEBENTURES (cont.)

C.         Additional details

Debentures (Series A):

In May 2017, the Company issued Debentures (Series A) (hereinafter – “Debentures (Series A)”). The par value of Debentures (Series A) was NIS 320 million. The deed of trust stipulates that the debentures will bear annual interest at the rate of 4.95%, and the principal and interest for the debentures will be repaid on a semi-annual basis (on June 30 and December 30 of every calendar year) – starting from June 30, 2018 and up to December 30, 2030. In addition, the deed of trust stipulates that the interest on Debentures (Series A) will be reduced by 0.5% if they are listed on the Main Board of the TASE. In August 2017, the Company listed Debentures (Series A) on the TASE, as part of an issuance and listing of its shares, and accordingly, as from that date, the interest on Debentures (Series A) was reduced by 0.5% to 4.45% annually.

In October 2020, after expansion of Debentures (Series B), as described below and after the approval of the board of directors, the Company initiated early and full redemption of the balance of Debentures (Series A). As part of the early redemption, the debt service reserve was released in the amount of NIS 67 million and a total of NIS 313 million was paid to the holders of Debentures (Series A). In view of the aforesaid, the Company recognized a loss of NIS 41 million in the fourth quarter of 2020.

Debentures (Series B):

In April 2020, the Company issued Debentures (Series B) with a par value of NIS 400 million (hereinafter – “Debentures (Series B)”). The issuance costs amounted to NIS 4 million. The Debenture B are listed on the TASE, are CPI-linked and bear annual interest of 2.75%. The principal and interest for Debentures (Series B) will be repaid in unequal semi-annual payments (on March 31, and September 30 of every calendar year), starting from March 31, 2021 and up to September 30, 2028 (the first interest payment falls on September 30, 2020).

In October 2020, the Company issued additional Debentures (Series B) of the Company (hereinafter – the “Additional Debentures (Series B)”) by way of expanding the series, in the amount of NIS 556 million par value. The proceeds of the issuance of the Additional Debentures (Series B) amounted to NIS 584 million. Issuance costs amounted to NIS 7 million.

The Debentures (Series B) were rated A3 by Midroog with stable outlook (it should be noted that in the reporting period, the rating of Midroog was discontinued) and A– by Maalot. The Maalot rating was ratified in July 2021.

The Debenture B deed of trust (hereinafter in this section - the “Deed of Trust”) includes generally acceptable causes to call for immediate repayment (subject to stipulated remediation periods), including default events, liquidation proceedings, receivership, suspension of proceedings and debt arrangements, certain restructurings, material deterioration in the condition of the Company, failure to publish financial statements in a timely manner, etc. Furthermore, a right to call for immediate repayment was established: (1) In case of a call for immediate repayment of another series of debentures (marketable on the TASE or on the TACT Institutional system) that the Company has issued; or of another financial debt (or a number of cumulative debts) of the Company and of consolidated companies (except for the case of having to make immediate repayment of a non-recourse debt), including forfeiture of a guarantee (that secure payment of a debt to financial creditor) that the Company or investee companies made available to a creditor, in an amount not less than USD 40 million; (2) Upon breach of financial covenants on two consecutive review periods; (3) In the case described in Subsection 2 (and even without waiting for the second review date) if the Company has carried out an extraordinary transaction with a controlling shareholder, excluding transactions to which the Companies Regulations (Expedients in Transactions with an Interested Party), 2000 apply, without obtaining prior approval of the Debenture B holders by way of a special resolution);

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 17 - DEBENTURES (cont.)

C.          Additional details (cont.)

(4) If an asset or a number of assets of the Company are sold in an amount representing over 50% of the value of the Company’s assets according to the Company’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of the Company, (the “main operations of the Company” - the field of energy, including electricity generation in power plants and from renewable energies); (5) Upon the concurrence of certain events leading to loss of control; (6) If rating is discontinued over a certain period of time; (7) If trading in the debentures is suspended for a certain period of time or if the Debentures B are delisted; (8) If the Company ceases being a reporting corporation; (9) In the event that a “going concern” emphasis-of-matter paragraph is included in the Company’s financial statements solely in respect of the Company, for a period of two consecutive quarters; and (10) If the Company breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Deed of Trust being met. In addition, the Deed of Trust includes an undertaking not to create a floating charge on the Company’s assets and rights, both current and future, in favor of any third party without fulfillment of one of the terms and conditions stipulated in the Deed of Trust between the Company and Resnick Paz Nevo Trustee Company Ltd. in April 2020.

Furthermore, the Deed of Trust includes an undertaking on behalf of the Company to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series, provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). The financial covenants include compliance with a ratio of the consolidated net financial debt less the financial debt designated for construction of projects that have not yet started generating EBITDA, to the adjusted EBITDA that is no more than 13 (and for a distribution, does not exceed 11); minimum equity of NIS 250 million (and for a distribution, NIS 350 million); and the equity to asset ratio that is no less than 17% (and for a distribution, no less than 27%).

As of December 31 2021, the Company meets the said financial covenants, as follows: (1) The Company’s equity is NIS 2,270 million; (2) the Company's equity to asset ratio is 55%;; (3) the ratio between net consolidated financial debt less the financial debt designated for the construction of projects that have not yet started generating EBITDA and adjusted EBITDA is 7.3..

Debentures (Series C)

In September 2021, the Company issued Series C debentures at a par value of NIS 851 million, with the proceeds of the issuance designated, among other things, for early repayment of Rotem’s financing, as outlined in Note 16D1. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 2.5%. The debentures shall be repaid in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28 2024 through August 31, 2030 (the first interest payment is due on February 28, 2022). The debentures were rated A- by Maalot. The issuance expenses amounted to about NIS 9 million.

The deed of trust of Debentures C (hereinafter in this section - the “Deed of Trust”) includes generally acceptable causes to call for immediate repayment (subject to stipulated remediation periods), including default events, liquidation proceedings, receivership, suspension of proceedings and debt arrangements, merger under certain conditions without obtaining debenture holders’ approval, material deterioration in the condition of the Company, failure to publish financial statements in a timely manner, etc. Furthermore, a right to call for immediate repayment was established under the following circumstances: (1) In case of a call for immediate repayment of another series of debentures (marketable on the TASE or on the TACT Institutional system) that the Company has issued; or of another financial debt (or a number of cumulative debts) of the Company and of consolidated companies (except for the case of having to make immediate repayment of a non-recourse debt), including forfeiture of a guarantee (that secure payment of a debt to financial creditor) that the Company or investee companies made available to a creditor, in an amount not less than USD 75 million;

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 17 - DEBENTURES (cont.)

C.          Additional details (cont.)

(2) Upon breach of financial covenants on two consecutive review dates; (3) In the case described in Subsection 2 (and even without waiting for the second review date) if the Company has carried out an extraordinary transaction with a controlling shareholder, excluding transactions to which the Companies Regulations (Expedients in Transactions with an Interested Party), 2000 apply, without obtaining prior approval of the debenture holders by special resolution; (4) If an asset or a number of assets of the Company are sold in an amount representing over 50% of the value of the Company’s assets according to the Company’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of the Company, except where the consideration of the sale is intended for the purchase of an asset or assets within the Company’s main area of operations (the “main operations of the Company” - the field of energy, including electricity generation in power plants and from renewable energies); (5) Upon the concurrence of certain events leading to loss of control; (6) If rating is discontinued over a certain period of time; (7) If trading in the debentures is suspended for a certain period of time or if the debentures are delisted; (8) If the Company ceases being a reporting corporation; (9) In the event that a “going concern” emphasis-of-matter paragraph is included in the Company’s financial statements solely in respect of the Company, for a period of two consecutive quarters; (10) If the Company breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Deed of Trust being met; (11) Distribution in breach of the provisions of the Deed of Trust. All in accordance with the terms set out in the Deed of Trust signed between the Company and Reznick Paz Nevo Trust Company Ltd. in September 2021.

Furthermore, the Deed of Trust includes an undertaking on behalf of the Company to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series, provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). The financial covenants include maintaining the ratio between net consolidated financial debt (less the financial debt designated for the construction of projects that have not yet started generating EBITDA) and adjusted EBITDA at no more than 13 (and for the purpose of distribution as defined in the Deed of Trust - not more than 11), minimum equity (standalone) of NIS 1 billion (and for the purpose of distribution - NIS 1.4 billion), equity to asset ratio of the Company (separate) of no less than 20% (and for the purpose of distribution - no less than 30%), and equity to (consolidated) balance sheet ratio of no less than 17%.

As at December 31, 2021, the Company meets the following financial covenants: (1) the ratio between the net consolidated financial debt, less the financial debt earmarked for the construction of projects that have not yet started generating EBITDA, and the adjusted EBITDA is 7.3; (2) the Company’s equity amounts to NIS 2,270 million; (3) the Company's equity to total assets ratio is 55%; (4) the equity to balance sheet (consolidated) ratio is 37%.

In addition, the Deed of Trust includes an undertaking not to create a floating charge on the Company’s assets and rights, both current and future, in favor of any third party without fulfillment of one of the terms and conditions stipulated in the Deed of Trust; everything shall be according to the terms stipulated in the Deed of Trust (it is clarified that the Company and/or its investees will be entitled to create a fixed and/or floating lien on any of their assets, without fulfillment of any of the said terms and conditions).

The terms of the debentures also include an option to increase the interest rate under certain instances of changes in rating and in certain cases of failure to comply with financial covenants (in accordance with thresholds set in the Deed of Trust). The Company’s ability to expand the series of debentures is subject to certain restrictions, including maintaining the rating of the debentures as it stood prior to such expansion and non-breach of financial covenants.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 18 - EMPLOYEE BENEFITS

A.
Post-employment benefit plans – defined contribution plan

The Group has a defined contribution plan for the Group’s liability to pay the savings component of provident funds and for all its employees who are subject to Section 14 of the Severance Pay Law, 1963.

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Amount recognized as an expense for a defined contribution plan	8	4	4

It should be noted that the Group has defined benefit plans in non-material amounts.

B.	Equity-based compensation plan in Israel

In July 2017, the Company's board of directors (after the approval of the Company's compensation committee) approved an options plan (hereinafter – the “Options Plan”) for offerees. Under the plan, the Company will allot the offerees, whose identity will be determined by the board of directors (and the general meeting, as the case may be) at its sole discretion, non-marketable and non-transferable options (other than transfer to successors in the event of death, as set out in the Options Plan) that are exercisable for the Company’s shares, in an amount to be instructed by the board of directors, as the case may be. The options are non-marketable and non-transferable. Each option will confer on the offeree the right to receive from the Company, by way of an allotment, one ordinary share of NIS 0.01 par value, at the exercise price to be determined for each offeree, and which will be at least the average share price in the 30 trading days prior to the board decision on the allotment and subject to certain adjustments set out in the Options Plan. The ordinary shares to be allotted following exercise of the options will have the same rights as the Company’s ordinary shares, immediately upon their allotment. The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

In May 2018, the employee Options Plan was revised to an alternative for allotting restricted stock units (hereinafter – the “RSUs”) and an amendment to the adjustment mechanism in the event of change of control. Each RSU will confer the right to receive from the Company, by way of an allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not confer on the holder any right conferred on a shareholder, prior to their exercise for shares of the Company, including a voting right, with the exception of the right to receive an amount equivalent to a dividend, should the Company decide to distribute a dividend.

The provisions of Section 102 to the Income Tax Ordinance apply to the allotted options. The allotment was made through a trustee in the capital gains track. In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an employee as a benefit, including amounts recorded as a salary benefit in the Company’s financial statements, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allotment/grant date.

Between 2017 and 2021, the Company allotted options and RSUs to offerees in several allotments in a capital gains track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which are exercisable net (hereinafter – the “Offered Securities”). In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an offeree as a benefit, including amounts recorded as a salary benefit in the Company’s financial statements, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allotment/grant date. The vesting terms and expiration dates of the offered securities are as follows:

Tranche No.	Vesting terms and conditions	Expiration date
Tranche One	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche Two	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche Three	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche Four	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 18 - EMPLOYEE BENEFITS (cont.)

B.        Equity-based compensation plan in Israel (cont.)

Below is information about allotments of offered securities in and subsequent to the reporting period:

Offerees and allotment dates	No. of RSUs at the grant date (in thousands)	No. of unvested RSUs as at December 31, 2021 (in thousands)	Fair value of each RSUs (in NIS)*	No. of options at the grant date (in thousands)	No. of unvested options as at December 31, 2021 (in thousands)	Average fair value of each option at the grant date (in NIS)**	Exercise price for each option (in NIS, unlinked)	Standard deviation	Risk-free interest rate	Expected life of each option

CEO, July 2017 (1)	-	N/A	N/A	1,000	-	2.50	12.50	20.7% - 21.5%	0.7% - 1.4%	4 to 6 years
Officers, June 2018 (2)	242	45	18.52	1,166	318	3.80	18.41	21.41% - 20.93%	0.88% - 1.43%	4 to 6 years
Former chairperson of the board, July 2019 (3)	-	N/A	N/A	352	-	5.67	22.80	21.0% - 21.6%	1.04% - 1.44%	4 to 6 years
Officer, May 2020 (2)	29	22	26.8	99	99	7.76	25.81	31.48%	0.36% - 0.58%	4 to 6 years
Officer, October 2020 (2)	11	8	35.24	29	29	12.98	30.28	36.65%	0.25% - 0.43%	4 to 6 years
Chairperson of the board, January 2021 (4)	-	N/A	N/A	367	367	13.07	32.78	38.80%	0.20% - 0.40%	4 to 6 years
CEO, April 2021 (4)	-	N/A	N/A	1,253	1,253	9.54	34.46	34.97%	0.35% - 0.59%	4 to 6 years
Officers, August 2021 (4)	-	N/A	N/A	663	663	8.23	30.24	34.59%	0.24% - 0.55%	4 to 6 years
Officers, January 2022 (4)	27	N/A	33.4	272	N/A	9.91	33.21	33.55% - 33.67%	0.47% - 0.75%	4 to 6 years

(*) The fair value of the RSU was estimated on the basis of the price of the Company’s shares as at the allotment date.

(**) The average fair value of each allotted option is estimated at the grant date using the Black & Scholes model. Calculation of the standard deviation is based on historical fluctuations of the shares of the Company or of benchmark companies for corresponding periods over the expected life of the option until exercise. A risk-free interest rate is based on the "fair margin" database and an expected life of 4 to 6 years.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 18 - EMPLOYEE BENEFITS (cont.)

B.         Equity-based compensation plan in Israel (cont.)

(1)
In the years ended on December 31 2019, 2020, and 2021, 500 thousand, 250 thousand, and 250 thousand options were exercised, respectively; share price on the TASE at the exercise date of the options was NIS 29.87, NIS 32.90, and NIS 30.07 per share, respectively.

(2)	In the year ended on December 31 2019, 150 thousand options and 31 thousand RSUs expired following the termination of an officer’s position in the Company before the end of the vesting period.

In the years ended on December 31 2019, 2020, and 2021, following the vesting of the RSUs, the Company issued 55 thousand, 45 thousand, and 55 thousand ordinary shares. In addition, in the years ended on December 31 2019, 2020, and 2021, 180 thousand, 115 thousand, and 303 thousand options were exercised. The weighted average price per share on the exercise dates of the options was NIS 27.31, NIS 32.90, and NIS 35.26, respectively.

(3)
In January 2021, Avisar Paz ended his service as chairperson of the Company’s board of directors, before the end of the vesting period of 176 thousand options that were allotted to him and accordingly, all his rights for these options expired. In addition, in 2021, 176 thousand options were exercised. The weighted average price per share on the exercise date of the options was NIS 32.81.

(4)
The cost of the benefit for the allotment of securities in the year ended on December 31 2021 and subsequent to the reporting date is NIS 22 million and NIS 4 million, respectively.  This amount will be recorded in profit and loss over the vesting period of each tranche.

In the years ended on December 31, 2019, 2020, and 2021, the Company recognized an expense in the amount of approx. NIS 3 million, NIS 3 million, and NIS 9 million, respectively, for the offered options and securities.

C.	Profit-sharing plan for CPV Group employees

In April 2021, the CPV Group LP (hereinafter in this note - the “Partnership”) approved an allocation of 6.5% of the profit participation rights in the Partnership for allocations to certain CPV Group employees and managers (hereinafter in this note - the “Offerees”) as part of long-term compensation (hereinafter - the “CPV Group’s Profit-Sharing Plan”). The Offerees’ participation rights relate to earnings and appreciation net of repayment of investment amounts to investors and subject to vesting periods that may be accelerated in certain cases, such as merger, sale of activities, and termination of employment under certain circumstances, etc.  The deeds of allotment granted to the Offerees stipulate, among other things, events upon the occurrence of which the Partnership will buy the Offerees’ rights. Included in that stated above, subject to the vesting as, as stated, the Offerees are entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and passage of five years.

The plan was accounted for as a cash-settled share-based payment transaction and accordingly, the fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized as a general and administrative expense in profit and loss. The fair value as at the reporting date is estimated using an options pricing model (OPM) and is based on a standard deviation of 33%, a risk-free interest rate of 1.15% and an expected life of 4.25 years. During the reporting period, an expense was recorded in respect of a profit-sharing program for employees of the CPV Group, for a total of NIS 50 million. As of the Report date, the fair value of the participating rights awarded totals NIS 117 million (approx. USD 36 million).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 19 - TAXES ON INCOME

A.	Information about the tax environment in which the Group operates

1.	Corporate tax rate

The rate of corporate tax in Israel between 2019 and 2021 is 23%.

The tax rates applicable to the US companies are: (1) Federal corporate tax of 21% and (2) state tax of 6% to 11.5%.

The profits (losses) of associates and joint ventures which are transparent for tax purposes are indirectly attributed to the partnership OPC Power (indirectly held by the ICG Energy) based on their share in equity (as defined in Note 25A). Profits (losses) of the OPC Power are attributed directly to the partners in accordance with their share in the equity, since according to US tax laws, a partnership that was incorporated in the USA is deemed transparent for tax purposes. Therefore, ICG Energy will be attributed the profits (losses) of OPC Power, in which it serves as a limited partner. ICG Energy will be liable to tax in the USA in respect of such profits attributed to it; the tax will be determined in accordance with the federal corporate tax rate and the state tax rate, that constitutes an expense for the purpose of calculating the federal tax.

2.	Benefits under the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the “Encouragement of Industry Law”)

The industrial plants owned by some of the Company’s consolidated companies in Israel have a single production line, and as such, these companies, together with the consolidated subsidiary that holds these companies (parent company), are entitled to file a consolidated tax report under Section 23 of the Encouragement of Industry Law. Pursuant to Section 24 of said Law, the taxable income or loss of each of the said companies which own the industrial plants shall be regarded as taxable income or as a loss of the parent company holding these companies.

“Industrial Companies” as defined in the Encouragement of Industry Law are entitled to tax benefits, mainly:

(a) Depreciation for tax purposes at increased rates.
(b) Deduction of tax-deductible expenses for the issue of shares listed on the stock exchange at three equal annual rates as from the year the shares were listed.
(c) Amortization over 8 years, for tax purposes, of patents and know-how used in the development of the plant.
(D) The option of submitted consolidated tax statements of companies with a single production line.

B.	Tax assessments

The Company has tax assessments that are considered final up to and including the 2018 tax year (subject to reservations stipulated in the law). Rotem has tax assessments that are considered final up to and including the 2017 tax year (subject to reservations stipulated in the law). The other Israeli Group companies have tax assessments that are considered final up to and including the 2016 tax year (subject to reservations stipulated in the law).

ICG Energy is subject to taxation is several US jurisdictions. Tax year 2017 and all periods thereafter are open for assessment by US federal and state tax authorities due to the carryforward tax losses.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 19 - TAXES ON INCOME

C.	Components of income (expenses) for income tax

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Current tax expenses:	(1)	-	-

Deferred taxes expenses (income):
Deferred taxes	(75)	14	50
Deferred taxes for previous years	(1)	(1)	-
	(76)	13	50

Taxes on income (tax benefit):	(77)	13	50

D.	Adjustments between theoretical tax on income before taxes and tax expenses:

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Income (loss) before taxes on income	(381)	(29)	175

Statutory tax rate of the Company	23%	23%	23%

Tax (tax saving) calculated at the statutory tax rate of the Company	(88)	(7)	40
Share of non-controlling interests in entities transparent for tax purposes	18	-	-
Additional tax (savings) for:
Losses for tax purposes and other tax benefits for which deferred taxes were not recorded	1	21	10
Effect of the creation of deferred taxes at a tax rate that is different from the main tax rate	(7)	-	-
Taxes for previous years	(1)	(1)	-
Expenses for taxes on income (tax benefit)	(77)	13	50

E.        Taxes on income for other comprehensive income and equity items

In the years ended on December 31 2021 and 2020, the Company recorded tax expenses in the statement of comprehensive income in the amount of NIS 14 million and tax income in the amount of NIS 5 million, respectively, for items of other comprehensive income.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 19 - TAXES ON INCOME (cont.)

F.	Deferred tax assets and liabilities

(1)	Deferred tax assets and liabilities recognized in the financial statements

Movement in deferred tax assets and liabilities attributable to the following items:

Balance of deferred tax asset (liability)	As at December 31, 2020	Carried to income and loss	Carried to other comprehensive income	Business combinations	Effect of changes in exchange rates	As at December 31, 2021
	NIS million
Property, plant & equipment	(307)	(76)	-	(13)	1	(395)
Carryforward losses and deductions for tax purposes	5	344	-	9	(9)	349
Intangible assets	-	(35)	-	10	1	(24)
Investments in associates	-	(169)	(9)	(37)	8	(207)
Tax benefits in the United States	-	-	-	7	-	7
Financial instruments	6	-	(1)	(1)	-	4
Other	11	12	-	2	(1)	24
	(285)	76	(10)	(23)	-	(242)

Balance of deferred tax asset (liability)	As at December 31, 2019	Carried to income and loss	Carried to other comprehensive income	As at December 31, 2020
	NIS million
Property, plant & equipment	(286)	(21)	-	(307)
Carryforward losses and deductions for tax purposes	8	(3)	-	5
Financial instruments	-	1	5	6
Other	1	10	-	11
	(277)	(13)	5	(285)

(2)        Deferred taxes are recognized in the statement of financial position as follows:

	As at December 31
	2021	2020
	NIS million	NIS million

Under non‑current assets	153	24
Under non-current liabilities	(395)	(309)
Deferred tax assets, net	(242)	(285)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 19 - TAXES ON INCOME (cont.)

F.	Deferred tax assets and liabilities (cont.)

(3)	Carryforward losses for which deferred tax assets were not recognized:

	As at December 31
	2021	2020
	NIS million	NIS million

Losses for tax purposes	522	177
Deductible temporary differences	-	6
	522	183

According to Israeli tax laws, there is no time limitation on the utilization of losses for tax purposes and on the utilization of deductible temporary differences. Deferred tax assets have not been recognized for these items, since it is not probable that there will be future taxable income against which the tax benefits can be utilized.

In the US, as of December 31, 2021, the Group has loss carryforwards for which no deferred taxes have been created, as detailed below:

•
Net operating losses (NOL) for tax purposes of NIS 336 million (USD 108 million), which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets in respect thereof. These losses will expire in 2027-2037.

•
NIS 5 million (USD 2 million) in tax credits, offsettable for tax purposes in the US against future profits in the US, are subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets. These losses will expire in 2027-2037.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 20 - EQUITY

A.	Composition

	As at December 31, 2021		As at December 31, 2020
No. of shares	Authorized	Issued and paid up	Authorized	Issued and paid up

Ordinary shares of NIS 0.01 par value	500,000,000	202,255,647	500,000,000	178,370,397

B.	Additional details

In October 2020, the Company issued to the public 23,022,100 ordinary shares of NIS 0.01 par value each. The issuance was by way of a uniform offering with a range of quantities, in a tender on the price per unit and the quantity. It is noted that the parent company submitted bids for participation, and as part of the issuance, it was issued 10,700,200 ordinary shares. Issuance proceeds, gross, amounted to NIS 737 million. The issuance expenses amounted to NIS 5 million.

In addition, in October 2020, the Company issued to Clal Insurance Company Ltd. (hereinafter – “Clal Insurance Group”) and The Phoenix Insurance Ltd. and to entities it owns  11,713,521 ordinary shares of NIS 0.01 par value each. The gross proceeds of the issuance amounted to about NIS 350 million. The issuance expenses amounted to NIS 5 million.

The proceeds for the issuance in the year ended on December 31 2020, less issuance expenses, amounted to NIS 1,078 million, and were recognized in equity.

In February 2021, the Company issued Altshuler Shaham Ltd. (hereinafter – “Altshuler”) and entities managed by Altshuler, 10,300,000 ordinary shares of NIS 0.01 par value each. The gross proceeds of the issuance amounted to about NIS 350 million. The issuance expenses amounted to NIS 4 million.

In September 2021, the Company issued rights to purchase 13,174,419 ordinary shares of the Company (hereinafter - the "Rights"), for development and expansion of the Company's activity in the United States.  The Rights were offered such that each holder of ordinary shares of the Company holding, as at the effective date, 43 ordinary shares, was entitled to purchase one right unit composed of three shares at a price of NIS 75 (NIS 25 per share). Through the deadline for exercising the rights in October 2021, notices of exercise were received for the purchase of 13,141,040 ordinary shares of the Company. It should be noted that the Parent Company exercised the rights it was entitled to purchase as part of the issuance of rights. The proceeds from the exercised rights amounted to NIS 328.5 million (gross). The issuance expenses amounted to about NIS 0.5 million.

The proceeds for the issuance in the reporting period, less issuance expenses, amounted to NIS 674 million, and were recognized in equity.

For information about the changes in the Company's capital arising from an equity-based compensation plan in Israel, see Note 18B.

C.	Dividend

In the years ended December 31, 2020 and 2021, the Company did not distribute dividends. As of December 31 2021, the Company has no balance of distributable earnings.

In July 2017, the Company’s Board of Directors decided to adopt a dividend distribution policy, whereby in every calendar year, a dividend will be distributed to the shareholders; the dividend will be equal to at least 50% of the Company’s after‑tax net income in the calendar year preceding the dividend distribution date. Implementation of the dividend distribution policy and approval of the distribution from time to time by the Company’s board of directors is subject to the provisions of any law, including the distribution tests set out in Section 302 of the Companies Law, 1999 (the profit test and the solvency test), restrictions imposed by agreements to which the Company is a party, present or future covenants or financial covenants undertaken by the Company, tax considerations, investments required in the Company’s projects (present or future), and additional restrictions that may apply to the Company, if any, and decisions that the Company is permitted to make, including a different designation of its profits and an amendment to this policy.

For the avoidance of doubt, the Company’s Board of Directors will be permitted at any time, taking into account business considerations and in accordance with the law, to change the abovementioned dividend rate or to decide to refrain from any distribution, for example, as was the case in the past two years, taking into account the Company’s business needs and strategic plans to expand its activity. It should also be clarified that the timing of the distribution, every year, to the extent that it is made, will not necessarily be after the publication of the Company's annual financial statements.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 21 - DATA ON INCOME STATEMENT ITEMS

A.	Revenues

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Revenues from sale of electricity	1,437	1,269	1,271
Revenues from sale of steam	57	56	59
Revenues from provision of services	81	-	-

	1,575	1,325	1,330

Below is information about the total sales of the Group to material customers and the rate out of the total revenue of the Company (in NIS million):

	For the year ended December 31
Customer	2021		2020		2019
	Total income	% of the Company’s revenue	Total income	% of the Company’s revenue	Total income	% of the Company’s revenue

Customer 1	303	19.2%	299	22.5%	288	21.7%
Customer 2	229	14.5%	257	19.4%	273	20.5%
Customer 3	*-	*-	*-	*-	201	15.1%
Customer 4	*-	*-	*-	*-	142	10.7%
Customer 5	*-	*-	*-	*-	174	13.1%
(*) Represents an amount lower than the 10% revenue threshold.

B.	Cost of sales (less depreciation and amortization)

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Fuels (*)	495	465	491
Electricity and infrastructure services	431	432	360
Salaries and related expenses	68	25	24
Manufacturing and operating expenses and outside contractors	54	30	23
Insurance	16	12	8
Other expenses	22	4	4

	1,086	968	910
(*) After deducting third-party participation costs.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 21 - DATA ON INCOME STATEMENT ITEMS (cont.)

C.	General and administrative expenses

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Salaries and related expenses	129	27	25
Directors’ pay	6	2	2
Professional services	32	10	16
Depreciation	8	3	3
Travel and hosting	1	1	1
Office maintenance	10	3	4
Donations	2	2	1
Insurance	4	1	1
Other	7	3	2

	199	52	55

D. Other income (expenses), net

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Revenues from sale of gas, net	-	-	5
Reimbursement of expenses in arbitration	-	-	14
Other income	2	1	2
Other expenses	(2)	-	-

	-	1	21

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 21 - DATA ON INCOME STATEMENT ITEMS (cont.)

E.          Finance income and expenses

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Finance income
Net change in fair value of derivative financial instruments	1	-	-
Amounts reclassified to profit and loss from a hedge reserve and hedging cost reserve in respect of the cash flow hedge	7	-	-
Interest income from bank and other deposits	1	1	7

	9	1	7
Finance expenses
Exchange rate differences	19	17	7
Interest expenses for debentures	38	17	14
Interest expenses for loans from banks and financial institutions	117	67	66
Interest expense for loans from non‑controlling interests	13	-	-
Amounts reclassified to profit and loss from a hedge reserve and hedging cost reserve in respect of the cash flow hedge	-	22	10
Interest expenses for lease liabilities	2	1	-
Net change in fair value of derivative financial instruments	-	4	-
Fees and others	5	4	3
	194	132	100

Loss from disposal of financial liabilities, net	272	41	-

Finance expenses, net, recognized in the statement of income	457	172	93

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 22 - EARNINGS (LOSS) PER SHARE

Information used in the calculation of the basic and diluted earnings (loss) per share:

A.	Earnings (loss) attributable to holders of ordinary shares

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Profit (loss) for the year attributable to shareholders of the Company	(220)	(57)	90

B.	Weighted average number of ordinary shares

Weighted average number of shares used for the basic calculation	For the year ended December 31
In thousands of shares of NIS 0.01 par value	2021	2020	2019
Balance as at January 1	178,370	143,360	131,887
Effect of shares issued in the year	12,548	7,359	4,845
Effect of options exercised for shares	150	26	77
Effect of RSUs	102	133	185

Weighted average number of shares used for the basic calculation	191,170	150,878	136,994

Effect of future exercise of options	*-	*-	2,049

Weighted average number of shares used for the diluted calculation	191,170	150,878	139,043

(*) In the years ended December 31 2021 and 2020, the number of shares arising from the future exercise of options amounted to 2,427 thousand and 1,615 thousand shares with a par value of NIS 0.01, respectively.

Since during those years the Company has had a loss, the effect of the future exercise of the options is anti-dilutive.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	General

The Group is exposed to the following risks arising from use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

B.	Credit risk

This risk includes any cash amounts due to the Group from counterparties, less any amounts due to the counterparties by the Group, where a there is a legal right of offset. This also includes the fair value amounts of contracts with individual counterparties which are presented in the financial statements.

Maximum exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at the reporting date was as follows:

	As at December 31
	2021	2020
	NIS million	NIS million

Cash and cash equivalents	757	200
Short term deposits	-	1,607
Restricted deposits and cash	68	438
Trade and other receivables (*)	294	194
Derivative financial instruments	28	1
	1,147	2,440

(*)	As at December 31, 2021 and 2020, trade receivables arise from current debts of customer credit and there are no trade receivables in arrears.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.	Liquidity risk

The Group’s approach to managing liquidity risk is to ensure, to the extent possible, sufficient liquidity to meet its liabilities when due, under both normal and stress conditions, without incurring unacceptable losses or impairing goodwill.

Below are the contractual maturity dates of the financial liabilities, including expected interest payments:

		As at December 31, 2021
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	425	425	425	-	-	-
Payables and credit balances	28	28	28	-	-	-
Loans from holders of non-controlling interests (including interest payable)	434	554	35	81	129	309
Debentures (including interest payable)	1,824	2,083	66	76	735	1,206
Lease liability (including interest payable)	103	120	61	8	19	32
Loans from banks and financial institutions (including interest payable)	1,520	1,849	103	139	882	725

Financial liabilities - derivative instruments
Forwards on exchange rates used for hedging	16	19	19	-	-	-
Other forwards on exchange rates	4	6	6	-	-	-

Total financial liabilities	4,354	5,084	743	304	1,765	2,272

		As at December 31, 2020
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	298	298	298	-	-	-
Payables and credit balances	59	59	59	-	-	-
Loans from holders of non-controlling interests (including interest payable)	1	2	-	-	-	2
Debentures (including interest payable)	980	1,125	45	45	290	745
Lease liability (including interest payable)	60	71	46	2	6	17
Loans from banks and financial institutions (including interest payable)	1,979	2,568	210	203	836	1,319

Financial liabilities - derivative instruments
Interest swap contracts used for hedging	35	133	20	18	45	50
Forwards on exchange rates used for hedging	110	108	102	6	-	-
Other forwards on exchange rates	3	3	3	-	-	-

Total financial liabilities	3,525	4,367	783	274	1,177	2,133

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk

In the ordinary course of business, the Group buys and sells derivatives and assumes financial liabilities, in order to manage market risks.

CPI and currency risks

The Group is exposed to currency risk for trade payables that are denominated in a currency other than the functional currency of the Group. The currencies in which most of these transactions are denominated are EUR and USD.

Balances denominated in or linked to foreign currency are presented in the financial statements according to the representative exchange rate at the reporting date.  Balances linked to the CPI are presented on the basis of the CPI attributable to each linked asset or liability.

Below is information about the CPI and exchange rates:

	CPI (points)	Exchange rate of USD against NIS	Exchange rate of EUR against NIS

December 31, 2021	102.6	3.110	3.520
December 31, 2020	100.2	3.215	3.944
December 31, 2019	100.8	3.456	3.878

Changes during the year ended on:
December 31, 2021	2.4%	(3.3)%	(10.8)%
December 31, 2020	(0.6)%	(7.0)%	1.7%
December 31, 2019	0.3)%	(7.8)%	(9.6)%

* According to the 2018 base CPI

The Group's exposure to CPI and foreign exchange risks, excluding derivative financial instruments (see below), is as follows:

	NIS		Foreign currency
	CPI-linked	Non-linked	USD	EUR	Other	Total
	NIS million
December 31, 2021

Assets
Cash and cash equivalents	-	496	261	-	-	757
Short-term restricted deposits and cash	-	68	-	-	-	68
Trade and other receivables	-	181	113	-	-	294

Total financial assets	-	745	374	-	-	1,119

Liabilities
Trade payables	-	(186)	(203)	(29)	(7)	(425)
Payables and credit balances	-	(20)	(8)	-	-	(28)
Debentures	(976)	(848)	-	-	-	(1,824)
Lease liabilities	(22)	(52)	(29)	-	-	(103)
Loans from non‑controlling interests	-	(233)	(201)	-	-	(434)
Loans from banks and financial institutions	(454)	(761)	(305)	-	-	(1,520)

Total current liabilities	(1,452)	(2,100)	(746)	(29)	(7)	(4,334)

Total financial instruments	(1,452)	(1,355)	(372)	(29)	(7)	(3,215)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

CPI and currency risks (cont.)

The Group's exposure to CPI and foreign exchange risks, excluding derivative financial instruments (see below), is as follows:

	NIS		Foreign currency
	CPI-linked	Non-linked	USD	EUR	Other	Total
	NIS million

December 31, 2020

Assets
Cash and cash equivalents	-	177	23	-	-	200
Restricted deposits and cash	-	1,924	121	-	-	2,045
Trade and other receivables	-	163	31	-	-	194

Total financial assets	-	2,264	175	-	-	2,439

Liabilities
Trade payables	-	(132)	(122)	(34)	(10)	(298)
Payables and credit balances	-	(24)	(35)	-	-	(59)
Debentures	(980)	-	-	-	-	(980)
Capital notes issued to a related party	-	(1)	-	-	-	(1)
Lease liabilities	(16)	(44)	-	-	-	(60)
Loans from banks and financial institutions	(1,559)	(420)	-	-	-	(1,979)

Total current liabilities	(2,555)	(621)	(157)	(34)	(10)	(3,377)

Total financial instruments	(2,555)	1,643	18	(34)	(10)	(938)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

CPI and currency risks (cont.)

The Group’s exposure to risk for foreign currency derivative financial instruments not used for hedging is as follows:

	As at December 31, 2021
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	10	30	2022	*-

Forwards on exchange rates	EUR	NIS	15	58	2022	(4)

Foreign currency call options	USD	NIS	55	209	2022	*-

	As at December 31, 2020
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	39	127	2021	(3)

Foreign currency call options	USD	NIS	162	610	2021-2022	1

	As at December 31, 2020
In NIS million	Currency / linkage payable	Currency / linkage receivable	Amount payable	Amount receivable	Expiration date	Fair value

Foreign currency put options	USD	NIS	30	114	2021	*-

* Amount is less than NIS 1 million.

The Group hedges its exposure to changes in the cash flows from payments in foreign currency.  Below is a summary of the Group’s main hedges:

•
Zomet is hedging its exposure to changes in the cash flows from payments in USD for the Zomet Power Plant construction agreement (described in Note 28D). Zomet uses forward transactions to hedge its currency risk. These forward transactions have maturity dates that fall within the period between February 2021 and up to January 2023. If necessary, the transactions are renewed for an additional period on their repayment dates. These transactions are designated as a cash-flow hedge.

•
In October 2020, the Company partly hedged its exposure to changes in the cash flows from payments in USD for acquisition of the CPV Group (as described in Note 25D) mainly by means of forward transactions.  In January 2021, following the completion of the acquisition of the CPV Group, these forward transactions were repaid.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

CPI and currency risks (cont.)

The Group’s exposure to risk for foreign currency derivative financial instruments used for hedging is as follows:

	As at December 31, 2021
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	104	340	2022-2023	(16)

	As at December 31, 2020
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	565	1,924	2021-2022	(110)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

CPI and currency risks (cont.)

In June 2019, the Group entered into an agreement with Bank Hapoalim Ltd. to hedge up to 80% of the exposure to the CPI in respect of the principal of the loans of Rotem and Hadera from financial institutions, in exchange for payment of additional interest at an annual rate of between 1.70% and 1.76%. The Group chose to designate the CPI transactions as an accounting hedge. In the years ended on December 31 2020 and 2021, due to changes in inflationary expectations and in view of the changes in the projected interest rates, the Company recorded an increase in assets and liabilities, respectively, following revaluation of the financial derivatives for the CPI swap transactions (hereinafter in this section – the “Derivative”), in the amount of NIS 43 million and NIS 42 million, respectively, which was mostly classified under other comprehensive income.  The valuation of the Derivative was made by an independent outside appraiser. The value of the Derivative was based on the discounted linked NIS cash flow expected to be received less the discounted fixed NIS cash flow expected to be paid. This value was adjusted for the credit risks of the parties. It should be noted that, in view of the early repayment of the balance of Rotem’s credit, the Company executed an early close-out of Rotem’s CPI swap contract, which yielded proceeds of NIS 13 million for the Company.

The Group’s exposure to CPI risk for derivative financial instruments used for hedging is as follows:

	As at December 31, 2021
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

CPI swap contracts	CPI	1.76%	2036	335	23

	As at December 31, 2020
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

CPI swap contracts	CPI	1.70%	2031	773	(23)

CPI swap contracts	CPI	1.76%	2036	351	(12)

Index and currency sensitivity analyses:

Appreciation (depreciation) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain fixed. The analysis for 2020 is performed on the same basis.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

CPI and currency risks (cont.)

	As at December 31, 2021
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments
USD/NIS	29	14	(14)	(29)

Non-derivative instruments
EUR/NIS	2	1	(1)	(2)

Derivative instruments
USD/NIS	(24)	(12)	12	24

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

CPI and currency risks (cont.)

Index and currency sensitivity analyses (cont.):

	As at December 31, 2020
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments
USD/NIS	(2)	(1)	1	2

Non-derivative instruments
EUR/NIS	3	1	(1)	(3)

Derivative instruments
USD/NIS	(150)	(75)	76	153

A change of 1% or 2% in the CPI would have increased (decreased) the comprehensive profit or loss in the amounts presented below. The analysis below is based on index changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all the other variables, particularly interest rates, remain fixed and do not take into account any expected sales and purchases. The analysis for 2020 was performed according to the same basis.

	As at December 31, 2021
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	7	4	(4)	(7)

Debentures (CPI)	18	10	(10)	(19)

CPI swap contracts	(6)	(3)	3	6

	As at December 31, 2020
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	20	11	(12)	(24)

Debentures (CPI)	-	-	(10)	(19)

CPI swap contracts	(17)	(9)	9	17

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

Interest rate risk

Below is a breakdown of the types of interest of the Group’s interest-bearing financial instruments as at the end of the Reporting Period, based on the Group management reports:

Fixed interest instruments linked to the CPI:

	As at December 31
	2021	2020
	NIS million	NIS million

Financial assets	-	-
Financial liabilities	1,424	2,531
	(1,424)	(2,531)

   Fixed interest instruments not linked to the CPI:

	As at December 31
	2021	2020
	NIS million	NIS million

Financial assets	50	1,867
Financial liabilities	1,504	236
	(1,454)	1,631

Fair value sensitivity analysis for fixed interest instruments:

The Group's fixed interest financial instruments are not measured at fair value through profit and loss, therefore changes in interest rates as at Reporting Date are not expected to have any effect on profit and loss.

Variable interest instruments:

	As at December 31
	2021	2020
	NIS million	NIS million

Financial assets	172	276
Financial liabilities	833	184
	(661)	92

A change of 0.5%-1.5% in the LIBOR interest rate would have increased (decreased) the comprehensive profit or loss in the amounts presented below. The analysis below is based on LIBOR rate changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all other variables, in particular foreign exchange rates, remained constant.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.          Market risk (cont.)

Interest rate risk (cont.)

	As at December 31, 2021
	Effect on total comprehensive income (loss) and capital
	0.5% decrease	0.5% increase	1% increase	1.5% increase
	NIS million

Long-term loans (US LIBOR)	2	(2)	(4)	(5)

Interest rate swaps (US LIBOR)	(1)	1	2	4

The Group’s exposure to LIBOR risk for derivative financial instruments used for hedging is as follows:

	As at December 31, 2021
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

Interest rate swaps	USD LIBOR interest	0.93%	2030	216	3

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

E.        Fair value of financial instruments

The Group’s financial instruments include non-derivative assets, such as: cash and cash equivalents, deposits and restricted cash, other receivables and debit balances and capital notes.  Financial instruments also include short-term credit, payables and credit balances, long-term loans and other liabilities.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally the same as or approximate to their carrying amount.  The fair value of long-term deposits and debit balances and long-term liabilities is also close to their carrying amount, as these are financial instruments that bear interest at a rate similar to the regular market interest rate.

In determining the fair value of an asset or liability, the Group uses as much observable market inputs as possible. Fair value measurements are divided into three levels in the fair value hierarchy, based on the inputs used in the valuation, as follows:

•	Level 1 - Quoted (unadjusted) prices in an active market for identical assets or liabilities.

•	Level 2 - Observable market inputs, directly or indirectly, that are not included in Level 1 above.

•	Level 3 - Data that are not based on observable market inputs.

The table below gives a breakdown of the carrying amount and fair value of groups of financial instruments, as presented in the financial statements, not on the basis of fair value:

	As at December 31, 2021
	Carrying amount (*)	Fair value
	NIS million	NIS million

Loans from banks and financial institutions (Level 2)	1,520	1,697
Loans from non‑controlling interests (Level 2)	429	440
Debentures (Level 1)	1,824	1,997
	3,773	4,134

	As at December 31, 2020
	Carrying amount (*)	Fair value
	NIS million	NIS million

Loans from banks and financial institutions (Level 2)	1,979	2,360
Debentures (Level 1)	980	1,056
	2,959	3,416

(*) Includes current maturities and interest payable.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 24 – RELATED AND INTERESTED PARTIES

A.          Compensation and benefits for key management personnel (including directors)

Key management executives of the Group (hereinafter - the “Chairperson of the Boards of Directors and CEO”) are eligible, in addition to their salaries, to non-cash benefits (such as a company car, medical insurance, etc.).  In addition, the Group contributes funds to a defined post-employment benefit plan.  The Chairperson of the Boards of Directors and the CEO also take part in the Company’s options plan.  For further information, see Note 18B.

Compensation and benefits for the Chairperson of the Boards of Directors and the CEO employed in the Group:

	For the year ended December 31
	2021		2020		2019
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Employee benefits	3	7	2	4	2	4
Post-employment benefits	3	1	2	*-	2	*-
Share-based payment	3	6	2	1	2	1
	3	14	2	5	2	5

* Amount is less than NIS 1 million.

Compensation and benefits for directors who are not employed in the Group:

	For the year ended December 31
	2021		2020		2019
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Total benefits for directors who are not employed in the Group	8	1	9	1	8	1

B.          Balances with related and interested parties

	As at December 31
	2021	2020
	NIS million	NIS million

Cash and cash equivalents (2)	279	2
Short term deposits	-	1,107
Short-term restricted deposits and cash	-	25
Trade receivables (1)	30	29
Other long-term receivables	16
Other accounts payables	(1)	(1)
Long-term loans from banks and financial institutions (3)	-	(504)
Loans from non-controlling interests (See Note 16A)	(86)	(1)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 24 – RELATED AND INTERESTED PARTIES (cont.)

C.          Transactions with related parties and interested parties

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Sales (1)	240	276	279
Revenues from provision of services (4)	44	-	-
Cost of sales	(25)	-	-
General and administrative expenses	(1)	-	-
Interest expenses for loans from banks and financial institutions (3)	(25)	(7)	(4)
Interest expense for loans from non‑controlling interests	(9)	-	-
Loss from disposal of financial liabilities, net	(95)	-	-
Discounted interest expenses for property, plant and equipment	-	(1)	(1)

1.	The Group sells electricity to, among others, related parties in Israel. See Note 28A for information concerning electricity sales contracts with private customers.

2.	Part of the Group's cash balance is from Mizrahi Bank, which is a related party to the Company.

3.	Part of the Group's outstanding loans are from interested parties that are financial institutions. See Note 16D for information concerning the Group’s financing agreements.

4.	The Group provides management, entrepreneurship and maintenance services to associates; for further details, See Note 26.

5.
The Group has engaged in a Partnership agreement (as defined in Note 25D1) for the acquisition of CPV Group, with institutional investors from the Migdal Insurance Group, an interested party in the Company,  which, as of the acquisition date, was an interested party in the Company. For further information, see Note 25A4B.

D.         Guarantees by related parties

The Company and Veridis each provided, pro rata to their holdings in Rotem (including indirect), bank guarantees in favor of the System Operator (hereinafter – the “System Operator Guarantees”), as required under the power purchase agreement described in Note 28C.  As at December 31, 2021, the System Operator Guarantees amounted to NIS 87 million (linked to the CPI). Subsequent to the reporting date, in February 2022, the amounts of the IEC Guarantees were updated to an amount of NIS 75 million (linked to the CPI).  In the year ended December 31 2021, pledged deposits in the amount of NIS 38 million, which served as collateral against this guarantee, were released.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES

A.         Subsidiaries

Below is a breakdown of the Group’s material subsidiaries (directly and indirectly held):

		The Group’s ownership rights in the subsidiary
		As at December 31
	Main location of the Company's operations	2021	2020

Company

OPC Israel Energy Ltd. (hereinafter - “OPC Israel”) (1)	Israel	100%	100%
CPV Group PL (hereinafter - “CPV Group”) (3)	USA	70%	-

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

1.	OPC Israel

In December 2020, the Company carried out an internal reorganization in accordance with Section 104A of the Income Tax Ordinance, in which it transferred to OPC Israel its entire holdings in some of the subsidiaries it owned. As of the report date, OPC Israel holds subsidiaries Rotem, Hadera, Zomet, Hadera Operations Company and Sorek, as detailed below.

In connection with the transfer of Hadera and Zomet shares to OPC Israel, it should be noted that the financing entities’ consent was obtained and that amendments to the relevant financing agreements have been signed, including, among other things, adjustments to the financing agreements such that they reflect the restructuring. Furthermore, OPC Israel joined, jointly and severally (but without double payment), to the Company’s undertakings by virtue of the Equity Subscription Agreements in each of the said subsidiaries. The Company has undertaken not to sell or transfer its stake in OPC Israel without first obtaining the lenders’ consent.

Set forth below are details regarding the main projects indirectly held through the subsidiaries of OPC Israel:

Entity	Year of commercial operation	Technology	Capacity (MW)	Holding rate as at December 31, 2021	Power plant location
OPC Rotem Ltd. (hereinafter - “Rotem”) (a)	July 2013	Natural gas, combined cycle	466	80%	Mishor Rotem
OPC Hadera Ltd. (hereinafter - “Hadera”) (b)	July 2020	Natural gas - cogeneration	144	100%	Hadera
Zomet Energy Ltd. (hereinafter - “Zomet”) (c)	Under construction. Commercial operation is expected to commence in the first quarter of 2023.	Conventional open-cycle (a peaker plant)	396	100%	Plugot Intersection
OPC Sorek 2 Ltd. (hereinafter - “Sorek”) (d)	Under construction. Commercial operation is expected to commence in the fourth quarter of 2023.	Cogeneration	87	100%	On the premises of the Sorek B seawater desalination facility

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

(A)	Rotem

Rotem operates in accordance with a tender conducted in 2001. Furthermore, as a result of winning the foregoing tender, Rotem was issued a license to generate and sell electricity for a period of 30 years from the date of commencement of commercial operation.

(B)	Hadera

Hadera holds a permanent power generation license using cogeneration technology for the Hadera Power Plant (i.e., a power plant that generates both electricity and steam that are sold to consumers), with 144MW installed capacity, as well as a supply license. The generation license is for a period of 20 years, and may be extended for an additional period of 10 years by the Israeli Electricity Authority with the approval of the Minister of Energy. In addition, Hadera holds the Energy Center (boilers and turbines on the premises of Infinya), which is located on the premises of Infinya Mills (hereinafter – the “Energy Center”).  As at the approval date of the financial statements, the Energy Center serves as backup for supply of steam from the Hadera Power Plant. It should be noted that the turbine in the Energy Center is not being operated.

Hadera supplies all of the electricity and steam needs of Infinya Mills, which is located adjacent to the Hadera Power Plant. In addition, the Hadera Power Plant supplies electricity to additional private customers and sells electricity to the System Operator. In December 2020 and between January and May 2021, some components of the Hadera Power Plant gas turbines were replaced and refurbished, as part of scheduled work, and over November and December, 2021, maintenance works were done on the steam turbine. Accordingly, in 2021, there were 74 days of maintenance work during which the Hadera Power Plant did not work in full capacity. Following the replacement and renovation work, the gas turbines function as expected from such turbines. In addition, during May and June 2022, additional maintenance work is scheduled to be performed on the steam turbine, for a period estimated at 50 days during which the power plant is expected to operate on a partial basis. After performance of the additional maintenance activities in the steam turbine, a further improvement in the turbine’s performance is expected. It is noted that the continuity of the said retrofitting and renovation activities could be impacted by movement restrictions due to the Covid-19 crisis in light of the need for arrival of equipment and foreign work teams. In October 2021 the Hadera Power Plant was connected to Infinya by way of a direct electricity line.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

1.	OPC Israel (cont.)

(C)	Zomet

Conventional open-cycle power plant (peaker plant) under construction, with a capacity of 396 MW in proximity to the Plugot Intersection near Kiryat Gat. Peaker power plants receive capacity payments and reimbursement of expenses in respect of electricity generated based on Regulation 914.

Subject to completion of construction of the Zomet Power Plant, and subject to receipt of a permanent generation license, the power plant’s entire capacity will be allocated to Noga.  Zomet will not be permitted to enter into power purchase agreements with private customers.

In April 2019, Zomet received a conditional license to construct an open-cycle conventional technology power plant. In December 2019, Zomet received tariff approval, under which Zomet is entitled to tariffs for selling capacity and energy to the System Operator for a period of twenty years commencing from the date on which it received the permanent generation license (hereinafter - the “Tariff Approval”). Considering the restrictions included in the connection survey that Zomet received, the Tariff Approval includes a reduced capacity tariff for 2023. It is noted that the tariff approval noted that the expected commercial operation date is up to 36 months from the date of the notice of the Israeli Electricity Authority to Zomet regarding completion of a financial closing (February 10, 2020).

(D)	Sorek

In May 2020, Sorek (a special-purpose company wholly‑owned by the Company) signed an agreement with SMS IDE Ltd. (hereinafter - “IDE”), that won a tender of the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek B site (hereinafter – the “Desalination Facility”), whereby Sorek is to supply equipment, construct, operate, and maintain a (natural gas-powered) energy generation facility on the site of the Desalination Facility, with a production capacity of 87 MW (hereinafter – the “Generation Facility”), and supply the energy required for the Desalination Facility for a period to end after 25 years of the Desalination Facility’s commercial operation date (hereinafter in this section - the “Agreement”). At the end of the aforesaid period, ownership of the Generation Facility will be transferred to the State. Following on the above, a BOT (build, operate, transfer) agreement was signed between IDE and the State of Israel (hereinafter - the “BOT Agreement”). The Company’s engagement with IDE includes, among other things, the Company’s undertakings to construct the generation Facility within 24 months of the date of approval of National Infrastructure Plan (approved in November 2021) and an undertaking to supply energy at a specific scope of capacity to the desalination facility. Furthermore, to secure Sorek’s commitments under the construction agreement of the generation facility, the Company provided IDE guarantees that will remain valid throughout the term of the construction agreement. In 2021, the Company engaged in agreements for supplying equipment, a construction agreement and a maintenance agreement, for further information see Note 28.

The Generation Facility is expected to be established, under the framework of the Arrangement for High‑Voltage Producers that are Established without a Tender, which was published by the Israeli Electricity Authority in March 2019 and the capacity remaining beyond the consumption of the Desalination Facility is designated to be sold to the onsite consumer and System Operator. Application of the said arrangement is to projects that will reach a financial closing up to the end of 2023. The building of the Generation Facility will be executed by the Company as an IPP contractor (subcontractor of the concessionaire) under the BOT Agreement of the Sorek B Desalination Facility, including commitments and provision of guarantees applicable to the IPP contractor under the Desalination Authority.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

1.	OPC Israel (cont.)

Construction of the Generation Facility depends, among other things, on proper functioning of construction work and equipment, as well as completion of detailed technical coordination with respect to connecting the project to the electricity grid.

2.	Additional subsidiaries in Israel

(A)	Hadera Operations Company

In July 2016, Hadera engaged in an agreement for the ongoing operation and maintenance of the Hadera Power Plant (hereinafter - the “Hadera Operating Agreement”) with OPC Operations Ltd. (hereinafter - “Hadera Operations Company”), for a period of 20 years from the date of commencement of commercial operation. Under the engagement, Hadera Operations Company undertook to provide services to the Hadera Power Plant in the construction stage as detailed in the agreement and to be responsible for the regular maintenance and operation of Hadera Power Plant after its commercial operation, excluding services included in the Hadera maintenance agreement (see Note 28E), all in accordance with the approved annual budget. Hadera Operations Company undertook to carry out the services in accordance with the standards set forth and committed to minimum suspension time of the Hadera Power Plant. As part of the Hadera Operating Agreement, in October 2019, the Company provided a corporate execution guarantee in the amount of NIS 21 million to secure the commitments of Hadera Operations Company towards Hadera.

(B)	Rotem 2

Rotem 2 is a privately-held company that is advancing the construction of a power plant on land adjacent to the Rotem Power Plant. The Company holds 80% of the issued and paid‑up share capital of Rotem 2 and the remaining shares of Rotem 2 are held by Veridis.

In July 2020, the National Infrastructure Committee (hereinafter - “NIC”) discussed the plan and approved posting the plan for comment by the District Committees and for public objection. In January 2021, the Subcommittee for Comments and Objections of the National Planning and Building Committee of National Infrastructures held a hearing for comments and objections with respect to NIP 94; the objections to the plan were rejected and Rotem 2 was requested to make technical revisions to the provisions of the plan, which were made in early March 2021. In April 2021, the National Infrastructures Committee decided to reject the plan due to the plan's non-compliance with the principles set forth in the above National Council decision (distance from the consumption areas). In the decision, it was noted that the National Infrastructures Committee asked the developer of the Plan to check whether it would be possible to use the area for another technology if the review leads to positive conclusions, including in connection with the transmission of electricity from the power plant; the developer was advised to ask the government to amend the authorization. As of the Financial Statements approval date, the Company is studying the resolution and reviewing the options, including promoting a net-zero “green technology” power plant and/or an electricity storage facility.

(C)	OPC Gas Limited Partnership

OPC Natural Gas Limited Partnership is a limited partnership that, as part of the Group's energy production and supply activity, supplies natural gas for the Group's needs, including for Company projects to establish energy generation facilities at the consumer's premises, as well as selling natural gas to third parties.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

2.   Additional subsidiaries in Israel (cont.)

(D)	Hadera 2

OPC Hadera Expansion Ltd. (hereinafter - “Hadera 2”) is a privately-held company that is promoting the construction of a power plant for the generation of electricity using natural gas on land owned by Infinya Mills located adjacent to the Hadera Power Plant (the plan also allows storage of energy in batteries). Hadera 2 has an option agreement with Infinya to lease of a plot of 6.8 hectares near the Hadera Power Plant. The option period ends on December 31, 2022. The annual option fees in respect of each of the years 2019 through 2022 (inclusive) amount to NIS 3 million, where according to the agreement, for 2019 Hadera 2 paid Infinya Mills an amount of NIS 2.2 million and if Hadera 2 exercises the option and signs a lease agreement, Hadera 2 will pay Infinya Mills, on the date of the financial closing with a financing entity with respect to the construction of the Hadera Power Plant, an additional amount of NIS 0.8 million. If Hadera exercises the option in 2020-2022, an amount relative to the rental fees in respect of the years determined will be offset, and to the extent that the option will not be exercised, a settlement was determined between the parties in connection with the rent and the unexercised option.

As part of the agreement, Hadera 2 undertook to act to obtain legal authorization for moving forward with the National Infrastructures Plan for the construction of a power plant on the leased land, and will also act to for the advancement and approval of the statutory plan within the option period.  Hadera 2 will be required to give notice at least 90 days prior to the end of each option year that it seeks to extend the option by an additional year, and if it fails to do so, the option will expire at the end of that year. The agreement provides that the option will expire if the Planning Administration NIC refuses to approve the statutory plan and if Hadera 2 will not conduct legal proceedings with regard to such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date on which possession of the leased property is handed over (that is, the date of the option) or the date of commencement of commercial operation, as set out in the agreement, with an option to extend the engagement. Furthermore, it provided that the lease agreement will not include liability limitation, and that the Company will bear all the fees, taxes and payments that will be imposed with regard to the construction of a power plant on the leased property.

In October 2021, Hadera 2 notified Infinya Mills of the extension of the option period until 2022 and, accordingly, in December 2021, Hadera 2 paid Infinya Mills option fees in the amount of NIS 3 million for 2022.

In September 2020, an environmental impact survey was submitted to the National Infrastructures Committee. In November 2020, the government revised the authority granted for expansion of the Hadera Power Plant so that an authorized maximum capacity will not be fixed, in order to allow the use of turbines using cutting-edge technologies when constructing them, which increase energy efficiency and reduce pollutant emissions. In January 2021, the National Infrastructures Committee discussed the plan and approved transfer of the plan for review of the District Committee and objections of the public. In February 2021, National Infrastructure Plan 20B was submitted for the comments of the regional committees and for public objections and in May and June 2021, there were two hearings before an investigator appointed by the National Infrastructure Committee.   In November 2021, the NIP Subcommittee posted objections to the decision according to which if the Committee decides that the Plan meets the criteria that were set by the National Committee and that based on all the considerations it should be submitted for government approval, the Committee will decide to recommend adopting the recommendations of the surveyor and to submit the plan for government approval, subject to completion of and technical amendments to the plan documents.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

2.   Additional subsidiaries in Israel (cont.)

In December 2021, the National Infrastructure Committee plenum resolved to submit the plan to the Government for approval. Subsequent to the reporting date, in February 2022, a petition was submitted to the High Court by the Hadera Municipality against the National Infrastructure Committee, the Ministry of the Interior, the Ministry of Health and Hadera 2 regarding the Committee’s resolution on Hadera 2. In the petition, it was alleged, among other things, that there were significant defects in the planning process in violation of the obligation under the rules of administrative law. Hadera 2 is working to submit its position as part of its response to the petition.

(E)	Gnrgy

Gnrgy is a private company offering EV charging services. For further information concerning the operations of Gnrgy, see Note 25D2.

3.	The CPV Group

CPV Group is an American limited partnership established under Delaware law in the United States; it is owned by the Company through OPC Power. The CPV Group holds rights in active power plants and in power plants under construction and under development – both in the conventional and renewable energy areas, through subsidiaries and associates. Set forth below are details regarding the main projects held through the subsidiaries of the CPV Group. For details relating to major projects held by associates of the CPV Group – see Note 26. For information about the main agreements of the subsidiaries of the CPV Group – see Note 28.

Entity	Year of commercial operation	Technology	Capacity (MW)	Holding rate as at December 31, 2021*	Power plant location
CPV Keenan II Renewable Energy Company, LLC	2010	Wind	152	100%	Oklahoma
(Hereinafter - "Keenan")
CPV Maple Hill, LLC	Under construction. Commercial operation is expected begin in the second half of 2022.	Solar	126	100%	Pennsylvania
(Hereinafter - "Maple Hill")
CPV Rogue's Wind, LLC	Towards construction. Commercial operation is expected to begin in the second half of 2023.	Wind	114	100%	Pennsylvania
(Hereinafter - ("Rogue's Wind")

(*) The holding rate is the holding rate of the CPV Group, which is a subsidiary of the Company and 70% of which is indirectly held by the Company (excluding CPV employees’ rights of profit participation allocated to managers in the CPV Group as outlined in Note 18C).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.          Subsidiaries (cont.)

4.	Additional US subsidiaries

(A)	ICG Energy

In January 2021, the parent company transferred (through a wholly-owned subsidiary) to the Company, at no consideration, all its shares and rights (100%) in IC Green Energy Inc. (previously Primus Green Energy Inc.), a company incorporated in New Jersey, USA (hereinafter - “ICG Energy”), which had owned a renewable energy operation.  The parent company held the shares of ICG Energy through a wholly-owned subsidiary, IC Green Energy Ltd. (hereinafter – “IC Green”).  The transfer of the company has had no material effect on the Company's equity. Furthermore, the parent company undertook to indemnify the Company for any loss (as defined in the agreement), unlimited as to amount, that may be caused to it directly or indirectly as a result of: (a) the transfer of the shares or any misrepresentation or a breach of a representation by the parent company or IC Green in the agreement; (b) one of the following: (1) a claim or demand by a third party with regard to any act or omission by IC Green or ICG Energy prior to completion of the transfer; (2) an act or omission by ICG Energy that occurred prior to completion of the transfer. It was further provided that in the case of a claim, the parent company may take responsibility for handling of the claim in accordance with the mechanism provided and may compromise without the need for the Company’s approval, other than in certain cases.

During 2005-2020, ICG Energy recorded net operating losses for tax purposes, which as at December 31, 2020 amounted to approximately USD 108 million, and utilizable tax credits in the amount of approximately USD 2 million, which may be offset for tax purposes in the United States against future income in the United States, subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets in respect thereof. According to information the Company received from the parent company, prior to the transfer of ICG Energy to the Company, ICG Energy sold its entire operations to a third party. The Company coordinates its operations in the US (including following the acquisition of CPV Group, as set out in Note 25D) under ICG Energy. Among other things, the said transfer will allow tax savings with respect to profits, if any, from the business activities in the United States.

Transfer of ICG Energy to the Company was approved by the Company’s Board of Directors as a transaction that is only for the Company’s benefit, pursuant to Section 1(2) of the Companies Regulations (Expedients in Transactions with an Interested Party), 2000.

In addition, in January 2021, after the transfer of ICG Energy to the Company, the Company transferred its rights and loans in the limited partnership, OPC Power to ICG Energy in respect of a loan in the amount of NIS 472 million, and capital notes issued by ICG Energy to the Company, in the amount of NIS 1,188 million. The loan is denominated in NIS, is not linked to the CPI, and bears annual interest at a rate of 7%. The loan principal will be repayable at any time that will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by ICG Energy is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. The capital notes are repayable only after five years will have elapsed from their issuance date; they are denominated in shekels, are not linked to the CPI, and are to be repaid based on the decision of ICG Energy. For further information concerning OPC Power and the Company’s interests therein, see Section B below.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

A.	Subsidiaries (cont.)

4.	Additional US subsidiaries (cont.)

(B)	OPC Power Ventures LP

In October 2020, the Company engaged in a partnership agreement with three financial entities (hereinafter - the “Partnership Agreement”), under which the parties will invest in OPC Power. OPC Power is a special purpose partnership for the purpose of acquiring and holding CPV Group and for making additional investments in CPV Group, in the Power and Electricity sector in the United States. The Limited Partners in the Partnership are as follows: The Company (through a subsidiary) that holds 70%; three financial investors that are: Clal Insurance Group institutional investors that hold 12.75%; Migdal Insurance Group institutional investors that hold 12.75%; a Poalim Capital Markets Group company that holds 4.5% (these three investors will be referred to hereinafter - the “Financial Investors”) (the rates do not include profit-sharing rights allocated to CPV Group managers as set out in Note 18C). A wholly owned company of the Company is the General Partner of the Partnership, and as such will manage the Partnership’s business. So long as the Company is the controlling shareholder of the Partnership’s General Partner, a separate operation of the Company in the area of operation of the Partnership in the US will require approval by a special majority of the other partners.

The total investment undertakings and provision of the shareholder loans by all partners (after approval of participation in further investment undertakings by all the investors totaling USD 400 million), according to the foregoing holding rates, amounts to USD 1,215 million. The said amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments. During the reported period, the Limited Partners in the Partnership provided OPC Power with equity investments totaling USD 657 million (NIS 2,096 million) and provided it with loans at the total amount of USD 204 million (NIS 650 million), in accordance with their proportionate share in the partnership. The loans are denominated in USD and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

The Partnership Agreement provides, among other things, the rights of the General Partner to management fees at a rate deriving from the scope of investments of the Partnership, and a carried interest that is dependent on the rate of return earned by the Partnership. Furthermore, the Partnership Agreement contains, among other things, arrangements for the relationships between the Limited Partners and the relationships between them and the General Partner of the Partnership, provisions relating to the management of the Partnership, restrictions on the transfer partners’ rights, tag along rights of the financial investors in certain cases, right of first offer (ROFO) in certain cases and drag along rights.

The Company and the financial investors also signed agreements during the Reporting Year and subsequent thereto, whereby the Company granted the financial investors a put option, and they granted the Company a call option (in the event that the put option is not exercised), with respect to the holdings of the financial investors in the Partnership. The exercise price of the put option will be based on the fair value of the Partnership less a certain discount, and exercise price of the call option will be based on the fair value of the Partnership plus a certain premium. The Partnership Agreement defines the exercise period and expiry dates of the options. The Company may pay the exercise price through its shares based on their average price on the stock exchange shortly before the exercise.

It is noted that upon transfer of ICG Energy to the Company (as described in Note 25A4), the Company transferred all the loans and rights of OPC Power to ICG Energy.

B.         Significant restrictions on the transfer of resources between entities within the Group

With regard to restrictions on the distribution of dividends and liens on the assets of Rotem, Hadera and Zomet, see Note 16D.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

C.         Non-controlling interests in consolidated companies

Rotem

The tables below present a breakdown of information regarding Rotem, in which there were non-controlling interests of 20% as of December 31, 2021, 2020 and for the years ended on December 31, 2021, 2020 and 2019 that are material to the Group (before the revocation of intercompany transactions).

	As at December 31
	2021	2020
	NIS million	NIS million

Current assets	195	300
Non-current assets	1,412	1,565
Current liabilities	337	338
Non-current liabilities	1,265	1,284
Non-controlling interests	1	49

Total assets, net	4	194

Information on results:

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Sales	1,034	1,119	1,247
Profit (loss) for the year	(73)	121	174
Total comprehensive income (loss)	(73)	121	174
Profit (loss) attributable to the non-controlling interests	(15)	24	35

Cash flow data:

	For the year ended December 31
	2021	2020	2019
	NIS million	NIS million	NIS million

Cash flows from operating activities	261	399	387
Cash flows from investing activities	112	(23)	(1)
Cash flows for financing activities	(442)	(365)	(370)
Effect of exchange rate fluctuations on cash and cash equivalent balances	-	(2)	(1)

Total increase (decrease) in cash and cash equivalents	(69)	9	15

            Dividend distribution in Rotem

In 31, Rotem distributed dividends to OPC Israel in a total amount of NIS 132 million and to Veridis in a total amount of NIS 33 million.

In the years ended on December 31 2020 and 2019, Rotem distributed dividends to the Company in a total amount of NIS 170 million and NIS 190.4 million, respectively, and to Veridis in a total amount of NIS 42.5 million and NIS 47.6 million, respectively.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

C.        Non-controlling interests in consolidated companies (cont.)

OPC Power

The tables below present a breakdown of information concerning OPC Power in which there were non-controlling interests of 30% as at December 31, 2021 and the year ended on that date, that are material for the Group (prior to the revocation of intercompany transactions).

As at December 31, 2021
NIS million

Current assets	278
Non-current assets	2,715
Current liabilities	67
Non-current liabilities	1,082
Non-controlling interests *	553

Total assets, net	1,291

Information on results:

For the year ended December 31, 2021
NIS million

Sales	164
Loss for the year *	(218)
Total comprehensive loss *	(164)
Loss attributable to the non-controlling interests *	(65)

(*) The OPC Power partnership is transparent for tax purposes; therefore - its results are presented before the effect of taxes on income.

Cash flow data:

For the year ended December 31, 2021
NIS million

Cash flows from operating activities	6
Cash flows from investing activities	(2,229)
Cash flows for financing activities	2,381
Effect of exchange rate fluctuations on cash and cash equivalent balances	48

Total increase in cash and cash equivalents	206
During the year ended December 31, 2021, no dividend distributions were made by OPC Power.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

D.       Business combinations that occurred during the reporting period

1.     The CPV Group

On January 25 2021, the transaction for the acquisition of 70% of the rights and holdings in CPV Group was completed (hereinafter – the "Transaction Completion Date”). The acquisition was executed through a limited partnership, CPV Group LP (hereinafter – the "Acquirer”), which is held, indirectly, by the Company (approximately 70% by the limited partner). The entities acquired under CPV Group are: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. hereinafter - “CPVREC”).

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants powered by natural gas of the advanced‑generation combined‑cycle type) in the United States through subsidiaries and associates. The CPV Group holds rights in active power plants that it developed and constructed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group, the CPV Group is engaged in provision of management services to US-based power plants using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium terms.

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Acquirer paid the Sellers a consideration that was set at the total amount of about USD 648 million, and approximately USD 5 million for a deposit in the same amount, which remains in the CPV Group. In May 2021, the consideration for the CPV Group acquisition transaction was adjusted, as a result of which the Sellers paid CPV Group an immaterial amount. It is noted that, in respect of 17.5% of the rights to the Three Rivers project under construction (hereinafter – the “Project under Construction”), a sellers’ loan, in the amount of USD 95 million (hereinafter – the “Seller’s Loan”) was granted to CPVH. The Seller’s Loan was granted for a period of up to two years from the Transaction Completion Date, bore an annual interest of 4.5%, which was paid quarterly and secured by a lien on shares of the holding company that owns the rights to the Project under Construction and rights pursuant to the management agreement of the Project under Construction. In February a total amount of USD 41 million of the balance of the Seller’s Loan was repaid by the sale of rights in the Three Rivers Project (for further information see Note 26A) and in October 2021, the balance of the Seller’s Loan, in a total amount of USD 54.5, was repaid in full.

The Company partially hedged its exposure to changes in the cash flows from payments in US dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. The Company chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, the Company recorded an amount of approximately NIS 103 million that was accrued in a hedge capital reserve to the investment cost in the CPV Group. This cost was recorded under the goodwill line item and increased the acquisition cost by approximately USD 32 million.

The contribution of the CPV Group to the Group’s revenues and loss from the acquisition date until December 31, 2021 amounted to NIS 164 million and NIS 181 million, respectively. Management estimates that had the acquisition taken place as early as January 1, 2021, the revenue amount in the consolidated statement of income for the year ended December 31, 2021 would have been NIS 1,590 million and the consolidated loss for the year ended on that date would have been NIS 278 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

D.       Business combinations that occurred during the reporting period (cont.)

1.     The CPV Group (cont.)

Determination of fair value of assets and liabilities identifiable as of the acquisition date:

The acquisition of the CPV Group was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Thus, on the Transaction Completion Date, the Company included the net assets of the CPV Group in accordance with their fair value. The Company’s management, based on an independent external appraiser, evaluated the fair value of investments in associates, property, plan and equipment and intangible assets using the cash flow discount method (DCF) and based on the following estimates: forecast years, market prices and capacity, annual inflation rate and weighted capital price.

Set forth below is the fair value of the identifiable assets and liabilities acquired:

	In NIS million (based on the exchange rate at the acquisition date)	In USD millions

Cash and cash equivalents	94	29
Trade and other receivables	50	15
Long-term restricted deposits and cash	2	1
Investments in associates	1,944	595
Property, plant & equipment	162	50
Right‑of‑use assets	34	10
Intangible assets	361	111
Trade and other payables	(19)	(6)
Derivative financial instruments	(39)	(12)
Loans and credit	(550)	(169)
Lease liabilities	(34)	(10)
Other long‑term liabilities	(92)	(28)
Deferred tax liabilities*	(22)	(6)
Net identifiable assets*	1,891	580

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

D.       Business combinations that occurred during the reporting period (cont.)

1.     The CPV Group (cont.)

The aggregate cash flows accrued to the Group as a result of the acquisition transaction:

	In NIS million (Translated)	In USD millions

Cash and other cash equivalents paid	2,131	653
Hedging costs	103	32
Cash and other cash equivalents acquired	(94)	(29)
	2,140	656

           Goodwill:

Goodwill created as part of the business combination reflects the potential of future activities of the CPV Group in the market in which it operates. The Group expects that part of the goodwill will be tax deductible. Due to the acquisition, goodwill was recognized as follows:

	In NIS million (Translated)	In USD millions

Consideration transferred in cash and cash equivalents	2,131	653
Plus hedging costs	103	32
Less fair value of the identifiable assets, net	(1,891)	(580)
Total goodwill generated*	343	105

(*) In these financial statements, the Company amended, by way of increasing the balance of goodwill and the balance of deferred tax liabilities, an immaterial amount of approximately NIS 4 million (approximately USD 1 million) compared to the amount presented in the unaudited condensed interim financial statements as at September 30, 2021.

Costs relating to the business combination

In the years ended on December 31 2020 and 2021, the Group incurred legal expenses and due diligence costs attributable to the acquisition totaling approximately NIS 2 million and NIS 42 million, respectively. These costs were recorded in the statement of income in the said years under the “Transaction expenses in respect of acquisition of the CPV Group” line item.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

D.      Business combinations that occurred during the reporting period (cont.)

2.     Gnrgy

In April 2021, the Company signed an agreement for acquisition of shares in Gnrgy Ltd. (hereinafter - “Gnrgy”), that operates in the area of charging services for electric vehicles (e‑mobility) and construction of charging posts for electric vehicles; and a shareholder’s agreement with Gnrgy's founder, Mr. Ran Eloya (hereinafter - the “Developer”), Gnrgy's other shareholder.

Pursuant to the terms and conditions of the agreement, in May 2021 (the First Closing Date), the Company acquired approx. 27% of Gnrgy’s share capital for a total of NIS 25 million (NIS 19.8 million against the allocation of new Gnrgy shares and the balance against the acquisition of the Developer’s shares).

Furthermore, in December 2021 (the other closing date), the Company invested NIS 29 million more in Gnrgy to further develop and promote its business plans, against a further allocation of Gnrgy shares; at the same time, the Company purchased further shares from the Developer in consideration for additional NIS 13 million (that are partially expected to be paid in installments bearing a 5% additional annual interest), such that as at the reporting date, the Company holds 51% of Gnrgy’s share capital.  As a result of assuming control, the Company recognized an immaterial profit. The Company consolidates Gnrgy in its financial statements as from the other closing date, and includes it under its activity in Israel.

Gnrgy was established in Israel in 2008 and is engaged in charging of electric vehicles (e‑mobility). Gnrgy offers and develops a number of solutions, along with charging and energy management services. As at the approval date of the financial statements, Gnrgy’s activities are concentrated in Israel. The solutions that Gnrgy is developing include: (1) the sale and installation of charging stations, including through framework agreements with the leading car importers; and (2) a public charging station network - Gnrgy owns a nationwide network of public charging stations. Gnrgy intends to continue expanding the said public charging network with emphasis on quick charging posts in strategic locations; (3) charging and energy management services for condominiums and holistic charging services for the business sector and vehicle fleets based on Gnrgy’s technological developments.

Concurrent with the share purchase agreement, a shareholders’ agreement was signed that governs the relationship between the Company and the Developer following the completion of the transaction (hereinafter – the “Shareholders’ Agreement”). As part of the Shareholders’ Agreement, the Company is granted an option to acquire the balance of the Developer’s shares and to wholly own (100%) Gnrgy’s share capital (hereinafter – the “Purchase Option”). The exercise price of the Purchase Option will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate, but no less than a price based on the value of the original transaction. The exercise period of the Purchase Option will be the period of time determined after approval of the financial statements for each of the years 2024 through 2026. To the extent the entire exercise period of the Purchase Option passes without the Company exercising the Purchase Option, and on the assumption that no capital investments have been made in Gnrgy so as to dilute the Developer’s share and subject to additional conditions stipulated in the Shareholders’ Agreement, the Developer has an option to acquire shares of Gnrgy from the Company such that after the acquisition, he will hold 2% more than the Company in Gnrgy’s share capital, and will once again become the controlling shareholder of Gnrgy. In addition, to the extent the Company did not exercise the Purchase Option within the first period for exercise of the Purchase Option, and the Developer will hold less than 15% of Gnrgy’s share capital, the Developer will have an option to require the Company purchase his shares based on the fair value that will be determined in accordance with that stated in the Shareholders’ Agreement at a discount rate as provided in the agreement. The Company will be permitted to pay the consideration for the said put option of the Developer and, under certain circumstances, part of the consideration for exercise of the Purchase Option of the Company, by means of issuance of shares of the Company to the Developer. In addition, the Shareholders’ Agreement determines, among other things, the rights of the shareholders in connection with appointment of directors to Gnrgy’s Board of Directors, the voting power (rights) of each of them will reflect the rates of ownership of the parties in Gnrgy’s share capital.

In July 2021, Gnrgy received a Virtual Supply License. For more information about the regulation, see Note 28L.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

D.      Business combinations that occurred during the reporting period (cont.)

2.     Gnrgy (cont.)

Determination of temporary fair value of assets and liabilities identifiable as of the acquisition date:

The acquisition of Gnrgy was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Thus, on the Transaction Completion Date, the Company included the net assets of Gnrgy in accordance with their fair value.

Set forth below is the fair value of the identifiable assets and liabilities acquired (according to temporary amounts):

In NIS million

Cash and cash equivalents	26
Trade and other receivables	7
Restricted deposits and cash	2
Inventories	5
Property, Plant, and Equipment and right-of-use assets	4
Intangible assets	10
Trade and other payables	(5)
Loans and credit and lease liabilities	(6)
Identifiable assets, net	43

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 25 – SUBSIDIARIES (cont.)

D.      Business combinations that occurred during the reporting period (cont.)

2.     Gnrgy (cont.)

The aggregate cash flows accrued to the Group as a result of the acquisition transaction:

In NIS million

Cash and other cash equivalents paid	38
Cash and other cash equivalents acquired	(26)
12

Goodwill:

Goodwill created as part of the business combination reflects the potential of future activities of the Gnrgy in the market in which it operates. Due to the acquisition, goodwill was recognized as follows:

In NIS million

Consideration transferred in cash and cash equivalents	38
Non-controlling interests	21
Fair value of prior equity rights in the acquiree	26
Less fair value of the identifiable assets, net	(43)
Total goodwill generated	42

The Group has elected to measure the non-controlling interests arising from the acquisition of Gnrgy according to their pro rata share in the identifiable net assets of the acquiree that confer upon it a present ownership right (ordinary shares).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES

A.	Condensed information regarding associates and joint ventures

General information

The Company, through CPV Group, holds interests in active power plants and power plants under construction, both in the conventional and renewable energy areas. Below are the main details in respect of the active projects and project under construction of the CPV Group’s associates:

	Year of commercial operation		Holding rate
		Capacity	As of	Power plant location
Entity		(MW)	Dec. 31 2021*

CPV Fairview, LLC (hereinafter - "Fairview")	2019	1,050	25.0%	Pennsylvania
CPV Maryland, LLC (hereinafter - "Maryland")	2017	745	25.0%	Maryland
CPV Shore Holdings, LLC (hereinafter - "Shore")	2016	725	37.5%	New Jersey
CPV Towantic, LLC (hereinafter - "Towantic")	2018	805	26.0%	Connecticut
CPV Valley Holdings, LLC (hereinafter - "Valley")	2018	720	50.0%	New York
CPV Three Rivers, LLC (hereinafter - "Three Rivers") (1)	Project under construction	1,258	10.0%	Illinois

(*) The holding rate is that of the CPV Group, which is a indirectly held by the Company (70%).

(1)
Three Rivers is a project under construction, and its commercial operation is expected to begin in the second quarter of 2023.

Further to what is stated regarding the purchase of CPV Group in Note 25D, in February 2021, 7.5% of the Three Rivers project was sold in consideration for USD 41 million (which were used to partly repay the seller’s loans). As a result of the sale, the CPV Group did not record any gain or loss.

The Company accounts for its holdings in Three Rivers using the equity method, since the Company has significant influence due to its representation on Three Rivers’ Board of Directors.

The CPV Group owns additional associates that hold rights to projects under development and in which the investment amounts to non-material amounts.

In the reporting period, the Group received dividends from associates amounting to NIS 32 million.

Accounting treatment applied to derivatives in associates and joint ventures

Some of the CPV Group’s associates use derivative financial instruments, such as interest rate swaps, forwards and commodities contracts in order to hedge the interest risk, the energy prices risk and the commodities risks, respectively. Such derivative financial instruments are initially recognized as fair value and subsequently remeasured at fair value. Derivatives are recognized as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Commodities contracts for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost. Furthermore, some of the associates conduct transactions involving energy derivatives (put option on revenues) in order to reduce their exposure to fluctuations in energy and natural gas prices. Any gain or loss from changes in the fair value of the derivatives is recognized in the income statement, except for the effective portion of the cash flow hedge, which is recognized in other comprehensive income, and subsequently reclassified to the income statement in the period in which the hedge item’s cash flow affect the income statement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

B.
Condensed financial information on the financial position as at December 31, 2021 and results of operations for the periods commencing on the completion date of the acquisition of the CPV Group - from January 25, 2021 to December 31, 2021:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

As at December 31, 2021

Current assets	334	83	142	120	111	9
Non-current assets	3,067	2,083	3,232	2,964	2,194	2,953

Total assets	3,401	2,166	3,374	3,084	2,305	2,962

Current liabilities	423	115	25	386	265	65
Non-current liabilities	1,839	1,110	2,261	1,676	1,671	2,203

Total liabilities	2,262	1,225	2,286	2,062	1,936	2,268

Net assets	1,139	941	1,088	1,022	369	694

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%
Company's share	285	235	408	266	185	174
Fair value adjustments made on acquisition date	254	(46)	(175)	83	(4)	26

Carrying amount of investment	539	189	233	349	181	200

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Results for the period ranging from January 25, 2021 to December 31, 2021

Operating income	746	568	569	969	645	-
Net change in fair value of derivative financial instruments	(102)	(18)	45	(135)	(194)	1
Total income	644	550	614	834	451	1

Operating expenses	(535)	(459)	(488)	(705)	(561)	(31)
Operating profit (loss)	109	91	126	129	(110)	(30)

Finance expenses, net	(77)	(73)	(73)	(70)	(80)	-

Net profit (loss) *	32	18	53	59	(190)	(30)
Other comprehensive income *	36	35	25	36	12	63

Comprehensive income (loss)	68	53	78	95	(178)	33

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	8	4	20	15	(95)	(3)
Company's share in other comprehensive income	9	9	10	9	6	6

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(4)	8	12	*-	2	-

Share in the profits (losses) of consolidated companies	4	12	32	15	(93)	(3)
Group's share in other comprehensive income of associates	9	9	10	9	6	6

Depreciation and amortization	82	55	103	89	57	-

(*) It should be noted that the associates are entities which are transparent for tax purpose and therefore their results do not reflect the tax effect.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

C.	Loans of the Project Companies in the CPV Group:

Each CPV associate (hereinafter - the “Project Companies”) has taken out senior debt under similar outlines - per-project, per-asset financing, at non-recourse terms. On financial closing of each loan, debt and equity capital is committed in an amount sufficient to cover the project’s projected capital costs during construction, along with ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and are comprised of letters of credit (LC), which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior debt facilities are generally structured such that, subject to certain conditions precedent, they are converted from facilities to finance the construction phase to long‑term facilities (term loans) with maturity dates generally tied to the term of the commercial agreements anchoring projected operating cash flows of each project. For the gas-fired projects, the term loans generally span the construction period plus 5-7 years after launch of commercial operation (hereinafter – “mini‑perm financing”). The mini‑perm financing is repaid based on a combination of (1) predetermined amounts per project in accordance with set end-of-quarter repayment dates, and (2) result-based metrics, which result in partial or full of the loan on end-of quarter repayment dates (cash sweep), which result, in the aggregate, in partial repayment over the loan term and a balance payable or refinanced upon final repayment date.

The CPV Group seeks to take advantage of opportunities to recycle its credit according to market conditions and, in any case, prior to the scheduled final repayment date. As a rule, the credit facilities in place during construction are sourced from a consortium of international lenders (10 to 20 for each gas-fired project, fewer for renewable energy projects with lower capital needs) on the “Term Loan A” market, which is substantially comprised of commercial banks, investment banks, institutional lenders, insurance companies, international funds, and equipment suppliers’ credit affiliates. The Project Companies refinanced loans for certain gas-fired projects in both the Term Loan A market and the Term Loan B market, which includes mainly institutional lenders, international funds, and a number of commercial banks.

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV project companies’ Term Loan A refinancing, while the Term Loan B market refinancing terms are slightly less restrictive, as customary in this market. In each market and often within each project loan, lenders extended loans to CPV’s projects either according to a credit margin based on the LIBOR, variable base interest rate or fixed interest. To minimize exposure to potential interest rate risk, the project companies execute interest rate hedges for the main exposure at each project level, whereby the Project Companies pay the major financial institutions fixed rate interest and receive variable interest payments for certain terms, according to the terms and conditions of the project and loan. For most existing LIBOR-based credit facilities, the credit agreements and interest rate hedging arrangements include market-standard provisions to accommodate the potential replacement of LIBOR by SOFR as a benchmark interest rate. New variable credit facilities and refinancing of future debt bearing variable interest of CPV Group project companies are expected to have the SOFR as their benchmark interest rate (with US Prime interest as an alternative, in a manner that corresponds to the existing credit facilities of CPV Group project companies).

Set forth below is a summary the main commercial terms and conditions of the key senior debt facilities of the CPV Group’s Project Companies. The balances are presented in millions of US dollars, represent 100% of the outstanding debt of each Project Company, including payable interest, and include fair value adjustments that were made on the acquisition date of the CPV Group. The loan amounts under the term loans are presented as at the date noted, and to the extent they are withdrawn and repaid, they may not be withdrawn again.

It is noted that the main financing agreements include, among other things, non-standard terms and conditions that are customary in agreements for projects of this type, provisions regarding mandatory prepayments, various grounds for repayment, fees and commissions in respect of credit facilities, annual fees and commissions relating to the issuance of LC and additional customary terms and conditions. In addition, as part of the financing agreements, collateral and pledges were placed on all of the project’s assets. As of the financial statements approval date, there are no grounds for calling any of the financing agreements in the project companies for immediate repayment.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

C. Loans of the Project Companies in the CPV Group: (cont.):

Borrower	Date of completion / restructuring of financing agreement	Linkage basis	Mechanisms and interest rates for term loan / related facilities	Repayment dates and final repayment	Covenants and distribution restrictions	Grounds for calling for immediate repayment	Outstanding debt As at December 31, 2021
Fairview	From March 2017 (as amended in February 2020).	USD
Variable interest - LIBOR plus a spread ranging from 2.50% to 2.75% per year.
• Fixed interest - at a rate of 5.78% per year. (it is noted that the agreement includes the higher alternative interest benchmark rate of (i) US Federal, (ii) US Prime Rate and Funds Effective Rate + 0.50% and 1M LIBOR + 1.00% and (iii) plus a 1.50%-1.75% margin)

The final repayment date is June 30 2025. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

Execution of a distribution is subject to the Project Company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or default event exists (as defined in the financing agreement).

The main grounds for calling for immediate repayment or default events are as follows: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non‑payment events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the terms and conditions, definitions and periods detailed in the financing agreement.

NIS 2,058 million (approximately USD 662 million).
Towantic	From March 2016 (as amended in July 2019).	USD
LIBOR interest plus a spread ranging from 2.75% to 3.25%. (It should be noted that the agreement includes an alternate base rate at the higher of: (i) US Prime Rate, (ii) US Federal Funds Effective Rate + 0.50% and (iii) 1M LIBOR + 1.00%, plus a spread of 1.75% - 2.25%).

The final repayment date is June 30 2025. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

NIS 1,859 million (USD 598 million).
Shore	Term Loan B credit from December 2018.	USD
LIBOR rate plus a 3.75% spread per term loan and a spread of 3% for ancillary credit facilities. (It should be noted that the agreement includes an alternate base rate at the higher of: (i) US Prime Rate, (ii) US Federal Funds Effective Rate + 0.50% and (iii) 1M LIBOR + 1.00%, plus a spread of 2.75%, and for ancillary credit facilities - a 2% spread).

Final repayment date of loans and ancillary credit facilities: Term loan - December 27 2025; ancillary credit facilities - December 27 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

Historical debt service coverage ratio of 1:1 during 4 quarters. Execution of a distribution is conditional on the Project Company’s compliance with a number of conditions, including compliance with reserve requirements (as provided in the agreement), and that no grounds for repayment or default event exists in accordance with the financing agreement.
NIS 1,566 million (USD 504 million).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

C. Loans of the Project Companies in the CPV Group: (cont.):

Borrower	Date of completion / restructuring of financing agreement	Linkage basis	Mechanism and interest rate for term loan / ancillary facilities	Date of principal repayment	Financial covenants and distribution restrictions	Grounds for calling for immediate repayment	Outstanding debt As at December 31, 2021
Maryland	Term Loan B credit from May 2021	USD
Interest on loan: LIBOR plus spread of 4%.
Interest on ancillary facilities: LIBOR plus spread of 2.75%.
(It should be noted that the agreement includes an alternate base rate at the higher of: (i) US Prime Rate, (ii) US Federal Funds Effective Rate + 0.50% and (iii) 1M LIBOR + 1.00%, plus a spread of 3.00%)

The final repayment date of the term loan will be May 2028 and the ancillary facilities - in November 2027.

The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

Historical debt service coverage ratio of 1:1 during the last 4 quarters. As of the report date, Maryland meets the covenant. A distribution is conditional on the project company meeting a number of terms and conditions, including compliance with the requirements for reserves (as stated in the agreement), and that there was no grounds for repayment or breach in accordance with the financing agreement.

The main grounds for calling for immediate repayment or default events are as follows: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non‑payment events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity (as the case may be) – all in accordance with and subject to the terms and conditions, definitions and periods detailed in the financing agreement. Furthermore, for projects under construction, the grounds for calling for immediate repayment is failure on behalf of the equity investors to inject funds during the course of construction.
NIS 1,153 million (USD 371 million)
Valley	From June 2015 (as amended in April 2021)	USD
LIBOR interest plus a spread ranging from 3.50% to 3.75%.

(It should be noted that the agreement includes an alternate base rate at the higher of: (i) US Prime Rate, (ii) US Federal Funds Effective Rate + 0.50% and (iii) 1M LIBOR + 1.00%, plus a spread of 2.50% - 2.75%).

The final repayment date is June 30 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

In April 2021 some expedients were received for the ancillary credit facilities in exchange for a commitment to provide equity in the cumulative amount of USD 10 million from the investors in the project. The own capital provided in April 2021 as shareholder loans carry an annual interest of 5%. As of the report date, the outstanding amount of the shareholder loans was approximately USD 6 million.

Execution of a distribution is subject to the Project Company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the requirements of obtaining a certain permit as stated in Section 17.8 to the 2020 Periodic Report, compliance with the debt balances target defined in the agreement, and that no ground for repayment or default event exists (as defined in the financing agreement).
NIS 1,779 million (USD 572 million). (excluding the foregoing shareholder loan)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

C. Loans of the Project Companies in the CPV Group: (cont.):

Borrower	Date of completion / restructuring of financing agreement	Linkage basis	Mechanism and interest rate for term loan / related facilities	Date of principal repayment	Financial covenants and distribution restrictions	Grounds for calling for immediate repayment	Outstanding debt As at December 31, 2021
Three Rivers	From August 2020	USD
• Variable interest is annual LIBOR plus a 3.5% - 4% spread (It should be noted that the agreement includes an alternate base rate at the higher of: (i) US Prime Rate, (ii) US Federal Funds Effective Rate + 0.50% and (iii) 1M LIBOR + 1.00%, plus a spread of 2.50% - 3.00%).

• Fixed interest - at a rate of 4.75% per year.

The final repayment date is June 30 2028. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini-perm” financing”).

Execution of a distribution is subject to the Project Company complying with a number of conditions, including compliance with terms and conditions for conversion of the loan from a construction loan to an operating loan, and after the conversion - compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no grounds for repayment or default event exist (as defined in the financing agreement).

The main grounds for calling for immediate repayment or default events are as follows: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, failure of the equity investors to inject funds during the construction phase, non‑payment events, non‑compliance with certain obligations, various default events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the terms and conditions, definitions and amendment periods of the financing agreement.
NIS 2,200 million (USD 707 million).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

D.	Main agreements of the Project Companies in the CPV Group:

1.	Partnership agreements in the Project Companies of conventional projects powered by natural gas:

As a rule, each of the Project Companies in the CPV Group entered into an agreement with all other owners of rights to the project (if any), for the establishment of a limited liability company; the agreement sets forth each partner’s rights and obligations with respect to the applicable project (each, hereinafter - an “LLC Agreement”). Most LLC Agreements contain customary provisions for agreements of this type restricting the transfer of rights, including terms and conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. CPV is usually obliged, under the agreements, to maintain at least a minimum ten percent equity ownership in a Project Company for up to five years after closing of construction financing. Each Project Company is governed by a board of directors selected by the Partners. Certain material decisions typically require unanimous approval by all partners, including, inter alia, declaring insolvency, liquidation, sale of assets or merger, entering into or amending material agreements, taking on debt, initiating or settling litigation, engaging critical service providers, approving the annual budget or making expenditures exceeding the budget, and adopting hedging strategies and risk management policies.

2.	Natural gas projects activity:

All active conventional projects trade and participate in the sale of capacity, electricity and ancillary services in their respective ISO or RTO. Typically, CPV’s project companies conduct daily projections and planning for the next operating day. After making preparations in terms of purchasing adequate natural gas to support the expected electricity generation activity, as needed, bids are submitted to the Day-Ahead market. In addition, revisions are made throughout the day for actual operations occurring that day (the real-time market), which include purchases and sales of natural gas and optimizing generation output based on the real-time market price. Natural gas projects have hedging plans that are designed to set a fixed margin for electricity and reduce the impact of fluctuations in gas and electricity prices.

3.   Hedging plans and RPO agreements:

Fairview, Maryland and Valley entered into economic hedging agreements on the electricity margins of the revenue put option (hereinafter - “RPO”) type. The RPO is intended to provide the companies a minimum margin from the sale of electricity on the market for the duration of the agreement. Calculation of the amount of the minimum margin is determined on the basis of a contractual year where the actual settlement dates take place every three months in respect of a partial amount and an annual adjustment is made to the calculation of the total annual margin each year. For purposes of calculating the minimum margin, the agreement makes use of specific parameters, such as utilization, expected generation levels, electricity and gas prices and other specific operating costs for the project. The RPO periods are until May 31, 2025 for Fairview, until February 28 2022 for Maryland and until May 31, 2023 for Valley.

Furthermore, from time to time the CPV Group uses various hedges to hedge some of the power plants’ capacity; the portion of capacity being hedged changes from one project to another; these hedges are used in order to hedge against volatility in electricity and gas prices through a range of tools and other products. The aim of using the hedges is to lower the level of uncertainty of the margin between the price of electricity received and the price of gas paid. And to determine the energy margin by entering into hedging agreements on gas and electricity prices. Those hedges are normally entered into for short periods, normally up to one year. The hedging plans are intended to ensure a minimum cash flow for the debt service. The price increase during the reporting period was partially offset by the hedging agreements of the corresponding power plants.

4.	Asset and energy management agreements:

The CPV Group is engaged in provision of management services to power plants in the United States with respect to a variety of technologies and fuel types both for projects in which it holds equity rights, and for third parties. For more information about CPV Group’s management agreements, see Note 28M.

Each of CPV Group’s project companies entered into an asset management agreement with an entity in the CPV Group (hereinafter - the “Management Company”), whereby the Management company provides asset construction and management services. The consideration includes a fixed annual payment, a performance‑based payment and reimbursement of certain expenses, including expenses relating to construction management services (work hours of the construction workers, expenses and expenses incurred by third parties).

Although a CPV Group entity currently serves as the asset manager for Fairview in accordance with an inter-company management agreement, one of the other investors in the project is expected to replace the said entity on behalf of CPV Group, in accordance with the terms of the agreement, whereby the asset manager will be replaced at the end of one year from the project’s commercial operation date.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

D.	Main agreements of the Project Companies in the CPV Group (cont.):

5.	Other main agreements of the Project Companies in the CPV Group:

Fairview

Fairview entered into an agreement for the purchase and transmission of natural gas of up to 180,000 MMBtu per day at a price linked to market prices as set in the agreement. Pursuant to the agreement, the gas supplier is responsible for transporting natural gas to the designated supply point and is permitted to supply ethane in place of natural gas up to a rate of 25% of the agreed supply quantity. The agreement commenced upon the commercial operation of the power plant and ends on May 31 2025.

Fairview entered into a service agreement with its original equipment manufacturer, for the supply of spare parts and maintenance services for the combustion turbines. The agreement went into effect on December 27, 2016 (hereinafter - the “Effective Date”) and ends on the earlier of: (a) 25 years from the Effective Date; or (b) when specific milestones are reached on the basis of use and wear and tear. Fairview pays a fixed and a variable amount as of the date of the commercial operation.

Fairview entered into an agreement for operation and maintenance of the power plant. The agreement period is three years from the construction completion date of the power plant; the agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement based on its terms.

Towantic

Towantic entered into a service agreement according to which Towantic is guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 tariff. The First Agreement Period ends on March 31, 2022 and has been extended until March 31, 2023. The agreement is automatically renewed for periods of one year, unless one of the parties terminates the agreement.

Towantic signed an agreement for the supply of natural gas. Pursuant to the agreement, up to 115,000 MMBtu per day will be supplied at a price linked to market prices. The supply period is until March 31, 2023.

Towantic entered into a maintenance agreement with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount as of the date stipulated in the agreement. The agreement period is 20 years.

Towantic entered into an operating and maintenance agreement (O&M) of the power plant. The consideration includes a fixed and variable amount, a performance‑based bonus, and reimburses for employment expenses, including payroll costs and taxes, subcontractor costs and other costs. In July 2021, the agreement was extended and the agreement term spans from 2022 to 2024. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

D.	Main agreements of the Project Companies in the CPV Group (cont.):

5.	Other main agreements of the Project Companies in the CPV Group (cont.):

 Maryland

Maryland signed an agreement to purchase natural gas. According to the agreement, the gas supplier Maryland is to supply up to 132,000 MMBtu of gas per day at a price linked to the market prices. The agreement expires on October 31, 2022.

Maryland entered into a natural gas transmission agreement for guaranteed daily capacity of up to 132,000 MMBtu. The agreement period is 20 years, which commenced on May 31, 2016, with an option for Maryland to extend it by an additional 5 years.

Maryland entered into a maintenance agreement with its original equipment manufacturer. Maryland may acquire additional services under the agreement, as needed. The payments under the agreement consist of minimum annual fixed payments, variable quarterly payments based on operating parameters of the defined equipment, and fixed quarterly management fees. In addition to the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (a) the date on which the equipment reaches a defined milestone; or (b) 25 years from the signing date on – August 8 2014.

Maryland entered into an agreement for the operation and maintenance of the power plant. The consideration includes fixed annual management fees, a performance‑based bonus, and reimburses for employment expenses, payroll costs and taxes, subcontractor costs and other costs. In March 2021, the agreement was extended through July 23 2028, and may be renewed by one-year periods, unless one of the parties issues a termination notice in accordance with the terms set in the agreement.

Shore

Shore signed an agreement to purchase natural gas. According to the agreement, the gas supplier is to supply 120,000 MMBtu of gas per day at a price linked to the market price. The agreement period is until October 31 2022, and is renewable by one-year periods subsequent to that date.

Shore entered into two agreements with inter‑state pipeline companies for the use of two pipelines, one of which was already active and the other became active in late 2021. Pursuant to the agreements, natural gas connection and transmission services are provided to Shore by means of a pipeline that starts in an existing inter‑state pipe that allows gas to reach the facility’s connection point. Shore paid an advance to one of the gas companies in respect of the said services. The term of the gas transmission agreements is 15 years (until April 2030) for a single connection, with an option to extend the agreement twice by ten years and twenty years (until September 2041) for the other connection, with an option to extend annually.

In December 2017, Shore entered into an amended maintenance agreement with its original equipment manufacturer. Shore may acquire additional services under the agreement, as needed. The consideration consists of a fixed minimum annual payment, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. In addition to the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (a) the date on which the equipment reaches a defined milestone; or (b) 20 years from the signing date.

Shore entered into an operating and maintenance agreement of the power plant. The consideration includes fixed annual management fees, a performance‑based bonus and reimbursement of employment expenses, including payroll and taxes, subcontractor costs and other costs as provided in the agreement. The agreement is valid until July 2023 and includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement.

Shore entered into a Heat Rate Call Option (HRCO) agreement, covering 100% of the facility’s expected production output at terms normally accepted in agreements of this type. The agreement expired on April 30, 2021.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

D.	Main agreements of the Project Companies in the CPV Group (cont.):

5.	Other main agreements of the Project Companies in the CPV Group (cont.):

Valley

Valley entered into an agreement to purchase natural gas of up to 127,200 MMBtu per day at a price linked to the market price. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point. During the reporting period, the agreement was extended until October 31, 2025.

Valley signed an agreement with an inter‑state pipeline company for the licensing, construction, operation and maintenance of a pipe and measurement and regulating facilities, from the inter‑state pipeline system for transmission of natural gas up to the power plant. The supplier provides 127,200 MMBtu per day of natural gas delivery at an agreed price during a period ending March 31, 2033, with an option to extend by up to three periods of 5 additional years. In addition, Valley signed a further agreement for provision of transmission services of 35,000 MMBtu per day, for a period of 15 years ending on March 31 2033, which can supply gas from another location to the abovementioned binding transmission agreement.

Valley entered into a maintenance agreement with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. The consideration includes fixed and variable amounts from the initial activation date of the turbines. The agreement period is the earlier of (a) 132,800 equivalent base load hours; or (b) 29 years from June 9 2015.

Valley entered into an operation and maintenance agreement (O&M) of the power plant with a partner in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs set out in the agreement. The agreement period is five years from the construction completion date of the power plant, and the agreement may be renewed for an additional three years.

Three Rivers

Three Rivers entered into two agreements for the supply of natural gas. The agreements supply 139,500 MMBtu per day to the power plant from the power plant’s activation date for a period of five years, and a reduced quantity of 25,000 MMBtu per day from the fifth year of operation of the power plant and up to the tenth year. The price of natural gas delivered under these agreements is linked to the day-ahead electricity price within PJM. The agreements include, as aforesaid, an obligation to purchase a fixed quantity of natural gas, with a right to resell surplus gas.

Three Rivers entered into two connection agreements (for the transmission of gas), each sufficient to fulfill the entire demand of the power plant. One agreement is an interconnect agreement with an inter‑state pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipeline as well as the connection and pressure equipment. Based on the agreement, Three Rivers will bear the costs of all the said facilities, which are included in the expected construction cost. The second agreement is an additional interconnect agreement with an inter‑state pipeline company for transmission of natural gas. Under the agreement, the counterparty is responsible for the design and construction to the existing pipeline. The counterparty to the agreement will remain the owner of these facilities and will operate them, and Three Rivers will bear the development and construction costs, which are included in the construction cost.

Three Rivers entered into an agreement for the transmission of gas with an inter‑state pipeline company and its Canadian affiliate, for transmission of natural gas from Alberta, Canada to the power plant. The agreements include capacity of 36.2 MMcf per day, at agreed prices. The agreement period is 11 years from the signing date of the agreement on November 1, 2020; the counterparty may extend the agreement by an additional year with a advance notice of 12 months.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

D.	Main agreements of the Project Companies in the CPV Group (cont.):

5.	Other main agreements of the Project Companies in the CPV Group (cont.): Three Rivers (cont.)

Three Rivers entered into an agreement for the acquisition of electricity generation equipment and ancillary services, with an international company specializing in design and manufacture of equipment, including that required for an electricity generation facility. The said equipment includes two units, with each consisting of the following main components: a gas or combustion turbine; a heat recovery steam generator; a steam turbine; a generator; a continuous control system for emissions and additional related equipment. The equipment supplier is responsible for supply and installation in accordance with that stipulated in the agreement. In addition, the supplier is to provide technical consulting services to Three Rivers in order to support the installation process, commissioning, inspections and operation of all the equipment. Pursuant to the terms and conditions of the agreement, Three Rivers will pay the third party in installments based on reaching milestones.

Three Rivers entered into a construction, engineering, acquisition and building agreement with an international engineering, acquisition and construction contractor. Pursuant to the agreement, the Contractor will design and construct the required components of the power plant, to integrate all the equipment required for the power plant.

Three Rivers entered into a maintenance agreement with its original equipment manufacturer, for maintenance services for the combustion turbines. The consideration includes a fixed and a variable amount as of the commercial operation date. The agreement went into effect on August 21, 2020 (hereinafter - the “Effective Date”) and ends on the earlier of: (a) 25 years from the Effective Date; or (b) when specific milestones are reached based on use and wear and tear.

Three Rivers entered into an operating and maintenance agreement (O&M) of the power plant. The consideration includes fixed annual management fees, a performance‑based bonus, and reimburses for employment expenses, payroll costs and taxes, subcontractor costs and other costs. The period of the agreement will commence during the construction period, and will run up to about 3 years from the date of completion of construction of the power plant.

E.	Attachment of financial statements of a material associate

The Group attaches to these consolidated financial statements the consolidated financial statements of Valley (hereinafter - the “material associate”) as of December 31 2021.

The functional currency and the presentation currency of the material associate is the US dollar. For details regarding the changes in the currency exchange rate of the US dollar in the reporting period – see Note 23D.

The financial statements of the material associate are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below are the adjustments to comprehensive income, total assets, total liabilities and Partnership’s equity to reflect those differences.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

E.	Attachment of financial statements of a material associate (cont.)

1)	Statement of Financial Position

		As at December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	811,284	(188,193)	623,091
Intangible assets	D	10,332	(10,332)	-
Other assets		118,188	-	118,188

Total assets		939,804	(198,525)	741,279

Accounts payable and deferred expenses	A	40,493	(1,421)	39,072
Other liabilities		583,413	-	583,413

Total liabilities		623,906	(1,421)	622,485

Partners’ equity	A, C	315,898	(197,104)	118,794

Total liabilities and equity		939,804	(198,525)	741,279

		As at December 31, 2020
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A,D	836,428	20,479	856,907
Intangible assets	A	10,657	(10,657)	-
Other assets		175,692	-	175,692

Total assets		1,022,777	9,822	1,032,599

Accounts payable and deferred expenses	A	19,140	(1,228)	17,912
Other liabilities		618,057	-	618,057

Total liabilities		637,197	(1,228)	635,969

Partners’ equity	A	385,580	11,050	396,630

Total liabilities and equity		1,022,777	9,822	1,032,599

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

E.	Attachment of financial statements (cont.)

2)	Statements of income and other comprehensive income:

		For the year ended December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		150,647	-	150,647
Operating expenses	A	171,571	(4,872)	166,699
Depreciation and amortization	C	25,714	(6,277)	19,437
Impairment of property, plant & equipment	C	-	219,302	219,302

Operating loss		(46,638)	(208,153)	(254,791)

Finance expenses	B	31,806	(5,052)	26,754

Loss for the year		(78,444)	(203,101)	(281,545)

Other comprehensive income - interest rate swaps	B	8,762	(5,052)	3,710

Comprehensive loss for the year		(69,682)	(208,153)	(277,835)

		For the year ended December 31, 2020
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		129,667	-	129,667
Operating expenses	A	135,419	(5,237)	130,182

Operating loss		(5,752)	5,237	(515)

Loss on sale of assets		12	-	12
Finance expenses	B	36,666	20	36,686

Loss for the year		(42,430)	5,217	(37,213)

Other comprehensive loss - interest rate swaps	B	(5,252)	2	(5,250)

Comprehensive loss for the year		(47,682)	5,219	(42,463)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

E.	Attachment of financial statements (cont.)

3)	Adjustment to equity and comprehensive income:

		As at December 31
		2021	2020
		In USD thousand	In USD thousand

Partners’ equity from the Partnership balance sheet according to US GAAP		315,898	385,580
IFRS adjustments:
Costs of periodic maintenance at the power plant	A	15,921	11,050
Impairment of property, plant & equipment (after periodic depreciation)	C	(213,025)	-

Partners’ equity after adjustments to IFRS		118,794	396,630

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

E.	Attachment of financial statements of a material associate (cont.)

4)	Material adjustments to the statement of cash flows

		For the year ended December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year	A, B, C	(78,444)	(203,101)	(281,545)

Net cash from operating activities		16,448	-	16,448
Net cash from investing activities	E	(342)	11,156	10,814
Net cash used in financing activities		(27,407)	-	(27,407)

Net increase (decrease) in cash and cash equivalents		(11,301)	11,156	(145)

Cash and cash equivalents balance at the beginning of the year	E	89	335	424

Restricted cash balance at beginning of the year	E	87,700	(87,700)	-

Cash and cash equivalents balance at the end of the year	E	98	181	279

Restricted cash balance at end of the year	E	76,390	(76,390)	-

		For the year ended December 31, 2020
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year	A, B, C	(42,430)	5,217	(37,213)

Net cash from operating activities		5,364	-	5,364
Net cash from investing activities	E	(5,734)	25,902	20,168
Net cash used in financing activities		(26,425)	-	(26,425)

Net increase (decrease) in cash and cash equivalents		(26,795)	25,902	(893)

Cash and cash equivalents balance at the beginning of the year	E	22	1,295	1,317

Restricted cash balance at beginning of the year	E	114,562	(114,562)	-

Cash and cash equivalents balance at the end of the year	E	89	335	424

Restricted cash balance at end of the year	E	87,700	(87,700)	-

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 26 – ASSOCIATES (cont.)

E.	Attachment of financial statements of a material associate (cont.)

5)	Explanations for the main differences between US GAAP and IFRS:

A.
Maintenance costs under the Long-Term Control Plan (LTCP) agreement: under IFRS, variable payments which were paid in accordance with the milestones as set in the LTCP agreement are capitalized to the cost of property, plant and equipment and depreciated over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with IFRS 9 - Financial Instruments - Valley recognizes adjustments relating to the ineffective portion of its cash flow hedge. Under US GAAP, in accordance with ASU 2017-12 there is no ineffective portion.

C.
Property, plant and equipment: during the course of the first quarter of 2021, there were indications for impairment that require impairment testing in accordance with both sets of standards: IFRS and US GAAP. Pursuant to IAS 36 the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized during the first quarter of 2021. In accordance with ASC 360, the non-discounted cash flows that Valley expects to generate from the asset exceed the carrying amount, and therefore no impairment loss was recognized in accordance with US GAAP.

D.	Intangible assets: intangible assets that fall within the scope of ASC 350: Intangibles - Goodwill and Others - are defined as property, plant and equipment in accordance with IAS 16.

E.	Restricted Cash: The difference is due to a difference in the presentation of restricted cash in the cash flow statements between IFRS and US GAAP.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 27 – SEGMENT REPORTING

As a result of acquisition of the CPV Group in January 2021 (as stated in Note 25D), which is engaged in development, construction and management of renewable energy and conventional (advanced-generation, gas-fired combined‑cycle power plants) in the United States, as of the first quarter of 2021 the Group presents two geographic activity segments that constitute strategic business units of the Group. These strategic business units include products and services and are managed separately for resource allocation and evaluation of performance purposes due to the fact that they are located in different geographic regions. For each strategic business unit, the chief operating decision maker regularly reviews the internal managerial reports. In addition, the segment’s results are based on the Company’s profit (loss) before depreciation and amortization, changes of the fair value of derivative financial instruments, net finance expenses or income, and income taxes attributed to the Group’s reportable segments, as well as net of non-recurring income (expenses) (hereinafter - “Adjusted EBITDA”). The data of associates and joint ventures in this note are included by way of proportionate consolidation according to the CPV Group's holding rate. The information on subsidiaries in this note is presented in full without adjustment to the holding rate. The adjustment column adjusts the results to the income statement mainly as a result of presenting the data of associates. Set forth below is a brief description of the business activities of each of the Group’s operating segments:

•
Electricity and energy generation and supply in Israel - Under this segment, the Group is engaged in the generation and supply of energy (as at the reporting date, electricity, steam and charging services for electric vehicles), mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy.

•
Generation and supply of electricity and energy in the United States - development, holding, and management of power plants using renewable energy and conventional energy (natural gas-fired) in the United States. In this operating segment, the Group develops, constructs, and manages renewable energy and conventional power plants in the United States and holds rights in renewable energy and conventional power plants that are operational and under construction. Furthermore, the Company engages in providing asset and energy management services for power plants in the US that are owned by the Group and by third parties.

The Company manages its operations in Israel under a single operational roof, mainly through OPC Israel, and its operations in the United States under another operational roof through the CPV Group.

	For the year ended December 31, 2021
	Generation and supply of electricity and energy in Israel	Generation and supply of electricity and energy in the United States	Adjustments	Consolidated - total
	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of and services	1,412	1,135	(972)	1,575

Adjusted EBITDA for the period	360	303	(29)	634

Depreciation and amortization				(180)
Finance expenses, net				(457)
Share in losses of associates				(375)
Non-recurring expenses				(3)
				(1,015)

Loss before taxes on income				(381)

Tax benefit				(77)

Loss				(304)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A. Contracts for the sale of electricity to private customers

Agreements for the sale of electricity and steam to private customers in Israel

1.
Rotem has signed power purchase agreements with its customers (hereinafter - the “PPAs”) with regard to which, as at the reporting date, their average remaining term is 6.2 years, subject to the option for early termination, as set out in the agreements with each customer (not including agreements with customers for short periods, from time to time, of up to 3 months). In addition, some of Rotem's customers signed agreements for the construction and operation of energy generation facilities in the consumers’ premises with the Company (as described in Note 28K), under which the electricity will be supplied jointly by the production plant and Rotem. As part of the engagements with the Company for construction of the generation facilities, Rotem also signed PPAs with existing and new customers, with which the engagement period was set at 15 to 20 years from the commercial operation date of the generation facility. The price fixed in the PPA agreements is based on the time of use (TAOZ) tariff with a certain discount given for the Generation Component (hereinafter - the "Discount"). The TAOZ tariff, including the tariff for the Generation Component, is fixed by the Israeli Electricity Authority and are updated from time to time. Under the terms of these agreements, Rotem is committed to a minimum capacity of the plant for supplying electricity (with financial sanctions in the event of failure to comply with such minimum capacity).

It should be noted that Rotem has no obligation to give the Discount in certain cases, such as failure to supply natural gas and in some agreements, in the event of a reduction in the tariff for the Generation Component Rotem has the right to reduce the rate of the Discount in accordance with a mechanism set in the agreement. Furthermore according to the terms of some of the agreements, Rotem has the right to cancel the agreement if the Generation Component falls below the minimum rate as set in the power purchase agreement with the IEC. Rotem has the option to sell the capacity allocated to private customers back to the IEC, with 12 months' prior notice, and to be entitled to fixed capacity fees. As a rule, the PPAs are not backed by collateral.

2.
Hadera has signed PPAs with its customers with regard to which, as at Reporting Date, their average remaining term is 9.9 years, subject to an early termination option. In addition, some of Hadera’s customers have signed agreements for construction of the generation facilities in the consumers’ premises with the Company (as stated in Note 28K), under which their agreements with Hadera were extended to 15 years from the commercial operation date of the generation facility. The consideration is set based on the TAOZ tariff, less the production component discount. If the price falls below the minimum tariff set for the Generation Component, Hadera will be entitled to terminate the agreements. It should be noted that Hadera has no obligation to give a discount in certain cases. For example, if the tariff for the Generation Component drops, Hadera has the right to reduce the rate of the Discount in accordance with the mechanism set in the agreement for some cases and for another case it entitled not to give a discount at all. According to Hadera’s Financing Agreement, under certain conditions, some of their PPAs, including amendments thereto, must be submitted for approval by the financing entities.

Hadera’s agreements with its customers include a compensation mechanism in a case of a delay in the power plant’s commercial operation date and compensation for lower-than-agreed capacity of the power plant. As a result, due to the delay in the commercial operation date of the Hadera Power Plant, Hadera paid compensation to its customers. Total compensation to customers (including compensation for Infinya Mills, as specified in Section 3 below) amounted to NIS 13 million, which was paid in 2019-2021 (excluding negligible amounts). Pursuant to the provisions of IFRS 15 regarding variable consideration, on the date of payment of compensation to customers the Company recognized long-term prepaid expenses, which are amortized throughout the term of the agreement, from the date of commercial operation of the Hadera Power Plant, against a decrease in revenue from customer agreements.

3.
Hadera entered into a long-term supply agreement with Infinya (as amended in 2019) (hereinafter - the “Electricity and Steam Agreement”), under which Hadera will exclusively supply electricity and steam to the Infinya plants for 25 years from commercial operation of the Hadera Power Plant, which began on July 1, 2020.

The tariff paid by Infinya for the electricity purchased by it for the period is based on the time of use tariff, with a discount for generation, with the addition of a fixed payment for the connection size, similar the Company’s standard PPAs as described above. As at the date of approval of the financial statements, Infinya is not charged transmission payments and the capacity coefficient, as it was connected directly to an electrical substation of the Hadera Power Plant (in October 2021). In addition, the electricity and steam agreement sets the price of steam, which is primarily linked to Hadera’s gas price, as stipulated in the gas supply agreements signed by Hadera and in accordance with Infinya’s annual steam consumption.

In addition, the electricity and steam agreement includes a take-or-pay undertaking of Infinya for a certain annual volume of steam, based on a mechanism that was set out. In the reporting period, the average hourly steam consumption of Infinya Mills was higher than its TOP undertaking. On the other hand, the agreement includes Hadera’s undertaking, among other things, for certain capacity for supplying electricity and steam and Hadera is exposed to compensation payments if it fails to meet the rate of capacity for electricity and steam as set out in the agreement. The Electricity and Steam Agreement sets an annual limit of liability of USD 2 million under the terms set, and a compensation mechanism that Infinya Mills is entitled to due to the delay in the commercial operation of the Hadera Power Plant. For further information concerning the amounts of compensation that Hadera paid for the delay in commercial operation of the Hadera Power Plant, see Note 28A2.

Under the agreement with Infinya, in the event of a shortage of gas and if Infinya instructs the Energy Center to continue operating, Hadera will operate the Energy Center for the production of steam using alternative fuel to be supplied by Infinya. In addition, under the agreement with Infinya, Hadera will receive full payment for the steam, and on the other hand, will indemnify Infinya for each ton of steam produced in the amount of the cost of its production using natural gas.

3.
In addition, under the agreement, Hadera undertook, among other things, to indemnify Infinya Ltd. in respect of 50% of the actual cost paid for construction of the infrastructure under the responsibility of Infinya (hereinafter - the “Infrastructures Bridge”). In 2019, the construction of the Infrastructures Bridge was completed and in 2021, final netting with Infinya was carried out whereby Hadera’s share of the construction costs of the Infrastructure Bridge amounted to NIS 17 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

A. Contracts for the sale of electricity to private customers (cont.)

Contracts for the sale of electricity to private customers in the US

4.
Keenan entered into a wind power energy agreement for the sale of renewable energy. Under the terms and conditions of the agreement, the acquirer is entitled to receive all of the electricity generated by the wind plant, credits, certificates, similar rights, or other environmental allotments. The consideration includes a fixed payment. The agreement term is 20 years, ending in 2030. The acquirer is permitted, under certain circumstances, to extend the agreement for another five-year period, and to acquire an option to purchase the project at the end of the agreement period at its market value, as defined in the agreement and pursuant to the terms and conditions stipulated therein. As of the acquisition completion date of the CPV Group, the fair value of the PPA using the income approach, in which the present value of the cash flows – based on potential sale according to the PPA’s current prices - were discounted, net of the present value of the potential sales without the PPA. The said PPA was stated under the intangible assets line item in the statement of financial position.

5.
Maple Hill Solar entered into an agreement with a third party for the sale of 48% of the electricity generated; the electricity price is carried out based on financial netting between the parties for 10 years from the commercial operation date. In accordance with the agreement, a net calculation will be made of the difference between the variable price that Maple Hill receives from the System Operator and which is published and the fixed price set with a third party. As security for the payment and for the fulfillment of its obligations under the agreement (which include achievement of certain project milestones, including operation by a specific date), Maple Hill gave a third party a security interest in a certain deposit with a bank. The CPV Group provided a total of approximately NIS 6 million (approximately USD 2 million) as collateral to secure its obligations in the agreement, which include making certain payments to the other party if certain milestones (including commencement of activities) in the project are not completed according to a specific schedule. This agreement includes an option to transition to a physical PPA with a fixed price on fulfillment of certain terms and conditions, which have yet to be met as at the reporting date. The PPA meets the definition of a derivative under IFRS 9, but is subject to conditions precedent that have yet to be met as of the report date.

Maple Hill has entered into an agreement to sell 100% of the Solar Renewable Certificates (SRECs) for the project until 2026 with a global energy company. The CPV Group provided a total of approximately NIS 16 million (approximately USD 5 million) as collateral to secure its obligations in the agreement, which include making certain payments to the other party if certain milestones (including commencement of activities) in the project are not completed according to a specific schedule.

6.
In April 2021, CPV Group signed an agreement for the sale of all the electricity and the environmental consideration of the Rogue’s Wind wind energy project (including Renewable Energy Certificates (RECs), benefits related to availability, and related expenses). The agreement was signed for a period of 10 years commencing on the commercial operation date. The CPV Group provided NIS 28 million (approximately USD 9 million) as collateral for its obligations under the agreement, including in relation to the operation date.

B. Tariffs set by the Israeli Electricity Authority

In December 2018, the Israeli Electricity Authority published a decision that entered into effect on January 1, 2019, regarding the update of the 2019 tariffs, whereby the rate of the generation component was raised by approximately 3.3% - from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the Israeli Electricity Authority published a decision that entered into effect on January 1, 2020, regarding the update of the 2020 tariffs, whereby the rate of the generation component was reduced by approximately 8% - from NIS 290.9 per MWh to NIS 267.8 per MWh.

In December 2020, the Israeli Electricity Authority published a decision that entered into effect on January 1, 2021, regarding the update of the 2021 tariffs, whereby the rate of the generation component was reduced by approximately 5.7% - from NIS 267.8 per MWh to NIS 252.6 per MWh.

Subsequent to the reporting date, in January 2022, the Israeli Electricity Authority published a decision that entered into effect on February 1, 2022, regarding the update of the 2022 tariffs, whereby the rate of the generation component was increased by approximately 13.6% - from NIS 252.6 per MWh to NIS 286.9 per MWh. On February 27 2022, the Israeli Electricity Authority published a hearing for updating the electricity tariff in 2022; in the hearing it is proposed to update the production component in order to reflect the reduction in the excise duty rate following the draft excise tax on fuel order issued by the Ministry of Finance as part of the government’s plan to tackle the increase in cost of living. The effective date of the new tariff, subject to a final decision at the hearing, is at the beginning of the month following the entry into effect of the new excise order (which has not yet came into force as of the approval date of the financial statements). The proposed production component (subject to a final decision) is expected to amount to NIS 276.4 per MW, which is an increase of approx. 9.4% in relation to the production component in 2021, instead of an increase of approx. 13.6% according to the original decision, as stated above.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C. Power purchase agreements

Rotem’s power purchase agreement

Following its win in the tender for the construction of a power plant on November 2, 2009, Rotem signed a PPA with the IEC, in which Rotem undertook to construct the power plant in accordance with the terms of the PPA, and the IEC undertook to purchase capacity from Rotem in accordance with the terms of the PPA, over a period of twenty years from the date of commercial operation of the power plant.

The PPA includes sections governing the obligations of each of the parties during the construction and operation period, as well as a compensation mechanism in case of non-compliance by one of the parties with its obligations under the PPA.

As part of the establishment of a System Operator under the IEC reform, part of the agreement was reassigned to Noga, subject to its obligation to provide adequate rating by March 31 2022, and part of the power purchase agreement will continue to apply to IEC, within the powers remaining under IEC in accordance with the IEC reform.

In 2014 (commencing in August), letters were exchanged between Rotem and IEC regarding the tariff to be paid by Rotem to IEC for electricity that it had purchased from the electric grid, concerning the sale of electricity to private customers in cases where the electricity generation at the power plant is insufficient to meet the electricity needs of such customers.  According to Rotem, the applicable tariff is the “ex-post” tariff, whereas according to IEC in the foregoing exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences a tariff that is 25% higher than the TAOZ tariff (and part of the correspondence also raise allegations of breach of the PPA with IEC). In order not to avoid a specific dispute, Rotem paid the IEC the TAOZ tariff for the foregoing purchase of electricity, and as of that date also pays the IEC the TAOZ tariff for purchasing electricity from the IEC to be sold to private customers. Rotem estimates that, based on the opinions of its legal counsel, it is more likely than not that Rotem will not pay any additional amounts in respect of the period ended December 31, 2021, and therefore no provision for the additional amounts was included in the financial statements.

As at the approval date of the financial statements, IEC had contacted Rotem for purposes of arrangement of open matters between the parties. In this regard, the IEC raises contentions regarding past accounting in respect of the energy purchase cost for Rotem customers in a case of a load reduction of the power plant by the System Operator, and collection differences due to non‑transfer of meter data in 2013 through 2015, in amounts that are immaterial to the Company. In addition, the IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by Rotem during performance of tests. Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is – as of the report date, different and talks are being held between the parties in order to reach an understanding. However, the open matters, as stated, had not yet been resolved and therefore, there is no certainty that the parties will reach an agreement. To the extent the open matters are not resolved, there will be no choice other than to turn to the courts. It should be noted that what is stated above does not exhaust all open issues between the System Operator, IEC and Rotem.

As stated above, part of the establishment of a System Operator Company under the IEC reform, a part of the agreement has been reassigned to Noga (the System Operator Company) and part of the power purchase agreement will continue to apply to IEC, within the powers remaining under IEC in accordance with the IEC reform. Noga notified Rotem that its position is that the sale of energy by Rotem to end consumers beyond the generation capacity of the power plant does not comply with the provisions in the power purchase agreement between it and IEC. According to Rotem’s understanding, the matter is expected to be impacted by complementary arrangements that are to be determined by the Israeli Electricity Authority.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C. Power purchase agreements

Hadera power purchase agreement

In September 2016, Hadera signed an agreement with the IEC to purchase energy and provide utility services. Under the establishment of the System Operator Company as part of the IEC Reform, in September 2020, Hadera received notice that its agreement with the IEC has been reassigned to the System Operator Company, as of the transition date of the System Management Unit from the IEC to the System Operator Company in November 2021. Under the agreement, Hadera undertook to sell energy and related services to the IEC, and the IEC undertook to sell infrastructure and electricity management services to Hadera, including backup services. The agreement will remain in effect until the end of the period in which Hadera is permitted to sell electricity to private consumers as set forth in the supply license, regarding the infrastructure and system management services, and up to the end of the period in which Hadera may sell energy to the System Operator, as set forth in the generation license (i.e., up to 20 years from the commercial operation date), regarding the purchase of energy and ancillary services. The agreement also includes provisions governing the connection of the Hadera Power Plant to the electrical grid, as well as provisions covering the design, construction, operation and maintenance of the Hadera Power Plant. Among other things, it was decided that the System Operator will be entitled to disconnect the Hadera Power Plant from the electrical grid if it fails to follow the safety guidelines provided by law or a safety guideline of the System Operator delivered to Hadera in advance and in writing. In addition, Hadera undertook to meet the capacity and reliability requirements provided in its license and in the Covenants, and to pay for failure to comply with them, as stipulated in the Covenants.

Zomet capacity and power purchase agreement

In January 2020, Zomet signed an agreement with the IEC for the purchase of capacity and energy and the prevision of infrastructure services. Under the establishment of the System Operator Company as part of the IEC Reform, in October 2020, Zomet received notice that its agreement with the IEC has been reassigned to the System Operator Company, as of the transition date of the System Management Unit from the IEC to the System Operator Company in November 2021. Under the agreement, Zomet undertook to sell energy and available capacity from its facility to the IEC, and IEC undertook to provide Zomet with infrastructure services and management services for the electricity system, including backup services, in accordance with the provisions of the agreement, the law, and the covenants. The obligations of IEC were endorsed to Noga as part of the endorsement of the agreement as set out above.

The agreement will remain in effect up to the end of the period in which Zomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license (i.e., 20 years from Zomet’s commercial operation date). Nonetheless, if Noga is unable to purchase available capacity and energy due non‑extension of its license or receipt of an alternative license, the agreement will be terminated on the date in which the said impediment occurs. Under the agreement, Zomet will allocate all of the power plant’s capacity to the fixed capacity arrangement; the purchase of fixed capacity will be subject to compliance with binding criteria, as stipulated in Regulation 914. Furthermore, the agreement includes provisions that cover connection of the power plant to the electrical grid, provisions relating to the planning, construction and maintenance of the power plant, and provisions addressing the purchase of the power plant’s available capacity. The agreement provides, among other things, that the System Operator be permitted to disconnect the supply of electricity to the electrical grid if Zomet fails to comply with the safety provisions under law or a safety provision of the System Operator delivered to it in advance and in writing. In addition, Zomet undertook to comply with the capacity and reliability requirements stipulated in its license and in Regulation 914, and to pay for non‑compliance therewith, in accordance with that provided in Regulation 914.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

D.          Construction agreements

Hadera Construction Agreement

In January 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, SAU (hereinafter in this Section - the "Construction Contractor”) for the design, engineering, purchase and construction of a cogeneration power plant for consideration in an amount equivalent to NIS 639 million (as amended several times as part of additions and modification orders), which is payable on the basis of the progress of construction and compliance with milestones (hereinafter in this section - the "Construction Agreement"). The Construction Contractor provided Hadera with bank guarantees and a corporate guarantee of its parent company to secure these obligations and the Company provided the Construction Contractor with a corporate guarantee in the amount of USD 10.5 million to secure the full obligations of Hadera under the Construction Agreement.  Furthermore, in an addendum to the Construction Agreement signed in October 2018 (hereinafter - the “Addendum"), the parties agreed, among other things, to waive past claims until the date of signing of the Addendum.

On July 1, 2020, the commercial operation date of the Hadera Power Plant commenced, after a delay in power plant’s completion of construction as a result of, among other things, components replaced or repaired.

Pursuant to the Construction Agreement, Hadera is entitled to receive agreed compensation from the Construction Contractor for the delay in completion of the construction of the Hadera Power Plant (hereinafter - the "Compensation for Delay in Delivery of the Power Plant" or “LDS”) or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance (hereinafter - "Compensation for Power Plant Performance"). The compensation is limited to the amount set out in the Construction Agreement.

Hadera estimates that the amount of compensation for LDs to which it is entitled amounts to USD 23 million. Furthermore, according to the Construction Agreement, Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including the foregoing agreed compensation, from any amounts that it owes to the construction contractor.  In July 2020, upon completion of construction of the Hadera Power Plant, the Construction Contractor requested that the Company make the final two milestone payments in accordance with the Construction Agreement, in the amount of NIS 48 million. Hadera believes that it has an unconditional right to the compensation and that it is more likely than not that its position will be accepted. Therefore, and in accordance with the right of set-off, Hadera offset the payment for the two final milestones against the compensation it contends it is entitled to, such that as at December 31, 2021, the balance of the compensation due to Hadera for the delay in handing over the power plant amounted to NIS 28 million (USD 9 million).

In May 2021 Hadera received from the construction contractor notice of dispute before instigation of proceedings; in his notice, the construction contractor claims, inter alia, that Hadera does not have any grounds for charging the amounts specified in the agreement in respect of LDs and due to non-compliance with conditions set out in the agreement in connection with the performance of the power plant (including by way of offsetting). In addition, the construction contractor claims he is entitled to consideration of EUR 7 million and that he may renew the guarantee provided in a reduced amount. It should be noted that in June 2021, the bank guarantee provided by the construction contractor (in the original amount, without reduction), was extended through May 31, 2022, without derogating from the Contractor’s claims as per his claims.

In September 2021, the construction contractor started an arbitration procedure against Hadera in the International Court of Arbitration (ICC), after the period of negotiations prior to instigating arbitration procedures, as set out in the construction agreement, has elapsed. The contractor’s claims are similar in nature to the claims described above, including a claim for payments totaling USD 14 million for meeting milestones (that Hadera has unilaterally offset against LDs), net of any compensation in respect of LDS which the construction contractor may be required to pay as a result of the arbitration process; additional consideration totaling EUR 7 million in respect of work; a claim by the construction contractor to the effect that it may reduce the amount of guarantees it provided in favor of Hadera, as well as certain declarative remedies.

Hadera disputes the claims of the construction contractor (except in respect of an insignificant amount out of said claim, relative to EUR 7 million), and his claims were rejected by it even prior to receiving the Contractor’s said notice. It is Hadera’s position, according to the construction agreement and based on the position of its legal counsel, that it is entitled to LDs and damages for non-compliance with conditions set out in the agreement in connection with the performance of the power plant. The total amount in respect of all of the above grounds for compensation is capped at USD 36 million. As of the report date, the Company filed a response to the construction contractor’s application and a counter-application to the Arbitration Institution. It should be noted that, at the same time, the parties are holding negotiations in an attempt to formulate a compromise, although at this point, the formulation of a compromise remains uncertain.

It should be noted that in November 2021, Hadera received a refund from the insurance company for the Construction Contractor in the amount of NIS 7 million for a claim filed by the Construction Contractor. As of the report date, the refund is recorded in the payables and credit balances line item, and subsequent to the report date, in January 2022, the refund was remitted to the Construction Contractor.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

D.          Construction agreements (cont.)

Zomet Construction Agreement

In September 2018, Zomet engaged in an engineering, procurement and construction (EPC) agreement (hereinafter in this section - the “Construction Agreement") with PW Power Systems LLC (hereinafter in this section - the "Construction Contractor"), for the construction of the Zomet Power Plant. The Construction Agreement is a "Lump Sum Turn-key" agreement, under which the Construction Contractor undertook to construct the Zomet Power Plant in accordance with the technical and engineering specifications fixed and including the Construction Contractor's obligations. In addition, the Construction Contractor undertook to provide certain maintenance services in connection with the Zomet Power Plant, for a period of 20 years commencing on its commercial operation date.

Under the Construction Agreement, the Construction Contractor undertook to complete the construction work on the Zomet Power Plant, including acceptance tests until late January 2023.

The estimated total consideration, based on the anticipated work regime to be paid under the Construction Agreement in Zomet’s estimation, is about USD 300 million (hereinafter – the “Total Consideration”), and is payable in accordance with the dates and milestones set forth in the Construction Agreement. The Total Consideration includes the consideration for the Maintenance Agreement as set out below in Note 28E. In 2020, Zomet partially hedged its exposure to changes in the cash flows from payments in US dollars in connection with the agreement by means of currency forwards. Zomet chose to designate the said forward contracts as accounting hedges (for details – see Note 23D).

Furthermore, the Construction Agreement includes customary provisions for agreements of this type, such as obligations for agreed compensation that are limited in amount, in case of non-compliance with the terms and conditions set forth in the Construction Agreement, including in connection with certain guaranteed results and for non-compliance with the schedule under the terms and conditions. Under the Construction Agreement, the Construction Contractor is to provide guarantees, including by the parent company, as is customary in agreements of this type.

Continuity of construction work may to be affected by the Covid-19 Crisis, in light of the need for equipment and foreign work teams to arrive, and by delays in the global supply chains. As such, the Company believes that the construction period of the Zomet Power Plant is expected to end in the first quarter of 2023.  It should be noted that delays in the completion of the construction work beyond the date scheduled in Zomet’s conditional license might affect Zomet’s ability to meet its undertakings in connection with the construction of the project.

Sorek construction and equipment supply agreement

In June 2021, Sorek contracted with BHI CO. Ltd. a South Korean-owned corporation that will serve as the project’s construction contractor (hereinafter in this section - the “Construction Contractor”) entered into a “lump sum turn-key” EPC agreement, where under the Construction Contractor will build a gas-fired energy generation facility with an installed capacity of up to 87 MW, all in accordance with the milestones, terms and dates set in relation to each of the agreement’s components (hereinafter in this section - the “Construction Agreement”). A IDE group corporation is also a party to the Construction Agreement (in its capacity as the commissioning party), under which systems are supplied to the desalination facility, for which the said corporation is required to pay. Sorek’s share in the amount payable to the Construction Contractor is estimated at USD 42 million; this amount also includes the amount payable for the purchase of the gas turbines. The amount payable under the agreement shall be paid in US dollars, euros and shekels. It should be noted that the agreement sets, inter alia, mechanisms for agreed and capped compensation in respect of delays, non-compliance with execution and availability requirements; the agreement also sets the scope of liability and requirements for provision of guarantees in the different stages of the project.

Sorek also entered into an agreement for the supply of a gas turbine to the energy generation facility with companies of the General Electric group (hereinafter - “GE”). As part of the agreement, GE has undertaken, inter alia, to supply the turbine and related equipment, to provide support to the Construction Contractor, as well as commissioning and testing the equipment, all in accordance to the terms, milestones and dates agreed between the parties (hereinafter in this section - the "Equipment Supply Agreement”). Pursuant to the agreement between the parties, once the limited notice to proceed (LNTP) was issued and the first payment to GE was made the Equipment Supply Agreement was assigned - under the same terms - to the Construction Contractor in the aforesaid Construction Agreement.

Subsequently, in July 2021, an agreement was signed that regulates the decision-making process and the assignment of responsibility between Sorek 2 and the said corporation of the IDE Group in connection with the Construction Agreement; except for cases provided for in the Agreement, the arrangements are mainly derived from each party’s part in the Construction Agreement and the joint decision mechanism. To secure Sorek 2’s undertakings under this agreement, the Company provided a capped corporate guarantee. In September 2021, the construction contractor was handed a notice to proceed.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

D.        Construction agreements (cont.)

Maple Hill Construction and Equipment Purchase Agreements

In May 2021, Maple Hill signed a construction, procurement and engineering agreement with an international contractor. Pursuant to the agreement, the Construction Contractor is to plan and construct the required components for the power plant in order to integrate all the required equipment into the power plant. The total consideration to be paid to the contractor is a fixed amount payable under a milestone schedule. In May 2021, a notice to proceed was issued to the Construction Contractor.

In addition, Maple Hill entered into agreements with international suppliers for the purchase of solar panels and transformers. The considerations in respect of the agreements include the payment of a fixed price (as amended) for the purchase, supply and installation of the solar panels and transformers.

E.        Maintenance and service agreements

Rotem Maintenance Agreement

On June 27, 2010, Rotem engaged in an agreement with Mitsubishi Heavy Industries Ltd.  (which on June 24, 2014 was assigned to Mitsubishi Hitachi Power Systems Ltd.  and on March 31, 2016 to Mitsubishi Hitachi Power Systems Europe Ltd.)  (hereinafter - "Mitsubishi") for the long-term maintenance of Rotem Power Plant, from the date on which commercial operation commenced, for an operating period of 100 thousand work hours or up to the date on which 8 scheduled maintenance services are completed on the gas turbine (which the Company estimates to be 12 years), at a cost of about EUR 55 million, payable over the period based on the formula provided in the agreement (hereinafter in this section – the “Maintenance Agreement”). Under the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – the “Main Components”).  In addition, Mitsubishi will supply new or refurbished spare parts, as necessary. It is noted that the Agreement covers scheduled maintenance work and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, if required. Nonetheless, the Agreement provides for unscheduled maintenance work, subject to various restrictions and the terms of the Agreement.

The Maintenance Agreement includes Mitsubishi’s guarantees with regard to the performance of the Rotem Power Plant. Mitsubishi undertook to compensate Rotem in the event of failure to comply with the foregoing guarantees and Rotem undertook to pay Mitsubishi to for improvement in the performance of Rotem Power Plant resulting from the maintenance work; all this – up to an annual maximum limit, as set out in the Maintenance Agreement.

In October 2020, planned maintenance work continued for 13 days, during which the Rotem Power Plant was shut down.

As at the date of approval of the financial statements, the next maintenance work is scheduled for April 2022, during which the Rotem Power Plant operations and the related energy generation will be shut down for a period of 20 days.

Hadera service agreement

In June 2016, Hadera engaged in a long-term service agreement (hereinafter in this section – the “Service Agreement”) with General Electric International Inc. (hereinafter – “GEII”) and GE Global Parts & Products GmbH (hereinafter – “GEGPP”), under which these two companies will carry out maintenance work for the two gas turbines, generators and auxiliary facilities of the Hadera Power Plant, for a period commencing on the date of commercial operation, until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) will have reached the end-date of their performance and (b) 25 years from the date of signing of the Service Agreement.  The cost of the Service Agreement amounts to USD 42 million, payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement includes a warranty for reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations, on the other hand, Hadera undertook to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative maximum limit for each inspection period.

GEII and GEGPP provided Hadera a corporate guarantee from their parent company to secure these liabilities, and the Company provided GEII and GEGPP a corporate guarantee, in the amount of USD 21 million, to secure part of Hadera’s liabilities.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

E.       Maintenance and service agreements (cont.)

Zomet service agreement

In December 2019, Zomet signed a long-term service agreement (hereinafter – the “Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for providing maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the date of delivery of the plant. Zomet may terminate the Zomet Maintenance Agreement after a period of 5 years from the power plant’s delivery date. The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS for the generation units and additional equipment on the site during the Agreement term (hereinafter, in this Section – the “Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment. Pursuant to the terms and conditions of the agreement, PWPS will provide Zomet with ongoing services, including, among others, an annual inspection of the Equipment and engineering support, with a representative of PWPS being present onsite during the first 18 months of the operation. In addition, the agreement includes providing the Company with access to PWPS leasable equipment, and in case of interrupted production, PWPS will provide the Company with a replacement engine, pursuant to the terms and conditions and for the amounts set forth in the agreement. The agreement includes a mechanism for the performance of the replacement generator. Pursuant to the terms and conditions of the agreement and with the Zomet Power Plant being a peaker plant, other maintenance services, in addition to those set forth in the agreement, will be purchased based on work orders, i.e., the services will be provided by PWPS in accordance with the prices that will be agreed upon, or with respect to certain services - based on the prices stipulated in the agreement.

Sorek Maintenance Agreement

In June 2021, Sorek and GE (as defined in Note 28D) entered into a long-term agreement for the maintenance of the turbine and its related equipment; the term of the agreement is 16 years with an option to renew by 25 years, in return for up to approximately USD 29 million (which will vary in accordance with the term of the agreement), subject to the milestones set in the agreement (hereinafter in this section - the “Maintenance Agreement”).

The Maintenance Agreement includes provisions regarding agreed and capped compensation in respect of execution and meeting time tables for servicing, and regarding GE’s responsibility for its equipment and services. The Maintenance Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings. It should be noted that the above agreements will require, among other things, the approval of the Water Desalination Administration, in accordance with and as required pursuant to the concession agreement signed between IDE and the State of Israel in connection with the desalination facility and the project.

Keenan service agreement -

Keenan entered into a master service agreement and an operation agreement with its original equipment manufacturer for the operation, maintenance and repair of the wind farm. The consideration includes fixed annual fees, a performance-based bonus and reimbursement of expenses. The agreements expire in February 2031.

F.         Gas transmission agreements

Agreement for transmission of gas to Rotem

In July 2010, Rotem signed a gas transmission agreement with INGL. The agreement remains in force until 2029, with an option to renew for an additional five years. The agreement includes a payment for a gas pressure regulation and measurement station, PRMS, which was set up for Rotem, at a cost of NIS 47 million and a monthly payment for use of the gas transmission infrastructure.

Agreement for transmission of gas to Hadera

In July 2007, Infinya Mills signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015. Under the agreement, INGL is to construct a PRMS facility for Hadera Power Plant (hereinafter – the “PRMS Facility”) at a cost of NIS 27 million. The agreement includes a monthly payment for the use of infrastructure and gas transmission to the Hadera Power Plant. The agreement term will continue until the earlier of: (1) 16 years from the commercial operation date of the PRMS- May 2018; (2) Expiry of the INGL license (as at the Report date – August 1, 2034); or (3) Termination of the agreement in accordance with its terms and conditions. In addition, Hadera has the option to extend the agreement period by another five years.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

F.         Gas transmission agreements (cont.)

Agreement for transmission of gas to Zomet

In December 2019, an agreement was signed between Zomet and INGL for transmission of natural gas to the power plant being constructed by Zomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of Rotem and Hadera with INGL, as stated above.

Under the agreement, partial connection fees were defined for the connection planning and procurement for a total budget of NIS 13 million. On the signing date of the agreement, the Company provided a corporate guarantee in the amount of NIS 11 million, in connection with Zomet’s obligations under the agreement. In February 2020, Zomet notified INGL that construction work has commenced. Pursuant to the agreement, the expected commencement date of the transmission is 25-29 months from the signing date. During January 2021, INGL updated the total connection fees to NIS 32 million.

Gas transmission agreement with OPC Natural Gas

In October 2020, an agreement was signed between OPC Natural Gas Ltd. (hereinafter - “OPC Natural Gas") and INGL for the transmission of natural gas for OPC Natural Gas operations as a marketer, and which was endorsed to OPC Gas Limited Partnership in January 2021. The agreement includes the customary provisions in agreements with INGL.

G.        Agreements for supply of natural gas

Agreement between Tamar Group and Rotem

On November 25, 2012, Rotem signed an agreement with Tamar Group, which to the best of the Company's knowledge, as at Reporting Date, includes Isramco Negev 2 Limited Partnership, Chevron Mediterranean Ltd., Tamar Investment 1 RSC Limited, Tamar Investment 2 RSC Limited, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Ltd. (hereinafter – “Tamar Group”), with regard to the supply of natural gas to the power plant (hereinafter – the “Agreement between Tamar Group and Rotem”). The Agreement between Tamar Group and Rotem will remain in effect until September 2029. Furthermore, if 93% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The Total Contractual Quantity under the Agreement amounts to 10.6 BCM.

Certain annual quantities in the Agreement between Tamar Group and Rotem are subject to a TOP obligation, based on a mechanism set out in the Agreement.  Under the Agreement between Tamar Group and Rotem, under certain circumstances if payment is made for a quantity of natural gas that is not actually consumed or a quantity of gas over and above the TOP amount is purchased, Rotem may, subject to the restrictions and conditions set out in the Agreement, accumulate this quantity, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, these rights to be assigned to related parties for quantities that were not consumed, up to close to their expiration date.  In addition, Rotem may sell surplus gas under a secondary sale. Moreover, Rotem was granted an option to reduce the daily contractual quantity to a quantity equivalent to 83% of the average gas consumption in the three years preceding the notice of exercise of this option.   The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set out in the Agreement between Tamar Group and Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set in the agreement are to be decreased accordingly. Nonetheless, the TOP is expected to decrease such that the minimum consumption quantity from Tamar will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable as of January 1, 2020, but not later than December 31, 2022.

In April 2017, the Natural Gas Sector Regulations (Management of the Natural Gas Sector in an Emergency Situation), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. As a rule, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are earmarked for distribution consumers. It is noted that in extraordinary circumstances of shortage that has an extensive adverse effect on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Israeli Electricity Authority.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

G.        Agreements for supply of natural gas (cont.)

  Agreement between Tamar Group and Rotem (cont.)

Pursuant to the Agreement, the price of gas is based on a base NIS price that was fixed on the date of signing the Agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative USD rate of exchange.  As a result, increases and decreases in the generation component, as fixed by the Israeli Electricity Authority, affect Rotem’s cost of sales and its profit margins.   In addition, the natural gas price formula set in the Agreement between Tamar Group and Rotem is subject to a minimum price in USD.  In the reporting period, Rotem paid the minimum price for gas. As of the approval date of the financial statements, Rotem pays a price that is higher than the minimum price.

In November 2019, an amendment to the agreement between Tamar and Rotem was signed. The material points of which being as follows: (a) The option granted to Rotem to reduce the minimum annual contractual quantity to a quantity equal to 50% of the average annual own consumption of gas from Tamar in the three years that preceded the option exercise notice was changed, such that after exercise of the option and subsequent to the notice period, it is expected that the minimum annual contractual quantity in Rotem will be reduced to 40% of the average annual own consumption of gas from Tamar in the three years that preceded the option exercise notice; the quantity will be delivered 12 months prior to the effective date of the reduction, subject to adjustments provided for in the agreement and assuming the expected gas consumption amount; (b) Rotem undertook to continue to consume all the gas required for its power plant from Tamar (including quantities exceeding the minimum quantities) up to the completion date of the test‑run of the Karish and Tanin Reservoirs (hereinafter - the “Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir.

Agreement between the Tamar Group and Hadera

On June 30, 2015, the gas sale and purchase agreement with Tamar Group that was signed on January 25, 2012 with Infinya Mills (hereinafter – the “Agreement between Tamar and Hadera”) was assigned to Hadera. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the Israeli Electricity Authority. Moreover, the natural gas price formula set in the Agreement between Tamar and Hadera is subject to a minimum price.

Hadera was granted an option to reduce the daily contractual quantity to a certain rate, such that the minimum consumption from Tamar will constitute 50% of the average own consumption of gas from Tamar in the three years that preceded the option exercise notice, subject to adjustments stipulated in the agreement. If the daily contractual quantity is decreased, the annual quantity and total quantity will be decreased accordingly. The option may be exercised in the period commencing on the fifth year after the supply commencement date from the Tamar Reservoir or in January 2018 (whichever is later) and up to the end of the seventh year after the supply commencement date or until the end of 2020 (whichever is later). The terms and conditions of the agreement set forth that the quantity of gas purchased will increase upon construction of the Hadera Power Plant.

In November 2019, an amendment to the agreement between Tamar and Hadera was signed. The material points of the agreement are as follows: (a) The option granted to Hadera to reduce the minimum annual contractual quantity to a quantity equal to 50% of the average annual own consumption of gas from Tamar in the three years that preceded the option exercise notice was changed, such that after exercise of the option it is expected that the minimum annual contractual quantity in Hadera will be reduced to 30% of the average annual own consumption of gas from Tamar in the three years that preceded the option exercise notice, subject to adjustments provided for in the agreement and assuming the expected gas consumption amount; (b) Hadera undertook to continue to consume all the gas required for its power plant from Tamar (including quantities exceeding the minimum quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) Extension of the time frame for provision of the exercise notice regarding the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening the notice period for reduction of the quantities in the Hadera agreement from 12 months to 8 months. In January 2020, Hadera was informed of the resolution of the Competition Commissioner, whereby Hadera is exempt from seeking cartel clearance from the Competition Court for the amendment of the agreement; the exemption was granted subject to the same terms and conditions for exemption which applied to the original agreement. In March 2020, all the conditions precedent provided in the amendment to the agreement between Tamar and Hadera were fulfilled. In February 2020, and in accordance with the amendment signed between the parties, as stated in this section, the Company gave notice of the date from which the average quantity will be calculated for purposes of calculating the reduced quantities.

In addition, in September 2016, Hadera and Tamar Group engaged in an additional agreement for the sale and purchase of gas (hereinafter - the “Additional Gas Agreement”) for the supply of additional volumes of natural gas (in addition to the original Gas Agreement), from commencement of operation of the power plant. The agreement shall be in effect for up to 15 years from January 2019 or until the Total Contractual Quantity has been consumed – whichever is first. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the Israeli Electricity Authority and includes a minimum price. The supply of the gas under the Agreement, will be on an interruptible basis; meaning Tamar Group will not be responsible for failure in supplying the demand for gas. At the same time, Tamar Group may decide over the course of the engagement, at its discretion, that the supply will be on a non-interruptible basis, which will require it to supply the amounts requested by Hadera (provided the change occurs after January 1, 2019). In the event of such a resolution and as of the date of the Change in Supply Mechanism, Hadera will be subject to a take or pay liability regarding a certain annual quantity of natural gas, in accordance with the mechanism set in the agreement. It is noted that the contractual amount will be reduced at the end of the reduction notice period.

As a result of the tariff update as described in Note 28B, as from March 2022, Hadera pays above the minimum gas price. If a further tariff update will come into force, as described in Note 28B, Hadera will pay a price lower than the minimum gas price.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

G.        Agreements for supply of natural gas (cont.)

The Energean Agreements

In December 2017, Rotem, Hadera, Israel Chemicals Ltd. and Bazan Ltd. (hereinafter – the “Group Companies”) engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas (subject to the fulfillment of preconditions).  The agreements with respect to each of the Group Companies are separate and independent.  According to the terms of the agreements, the total quantities of natural gas that Rotem and Hadera are expected to purchase are 5.3 BCM and 3.7 BCM, respectively, for the entire supply period (hereinafter – the “Total Contractual Quantity”). The agreement includes, among other things, a take or pay mechanism, whereby Rotem and Hadera will undertake to pay for a minimum quantity of natural gas even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms.

The agreements will remain in effect until the earlier of - 15 years or until the Total Contractual Quantity will have been supplied by Energean to each of the subsidiaries (Rotem and Hadera) (hereinafter – the “First Agreement Period”), where the commencement date of the agreement will be on the commercial operation date of Energean, and the contractual obligations will enter into effect no later than 12 months from the date Energean pumps its first gas. Under each of the Agreements, if, after 14 years from the date the agreement took effect the contracting company has not taken a volume equivalent to 90% of the Total Contractual Quantity, subject to prior notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement took effect, until the earlier of: (1) full consumption of the Total Contractual Quantity; or (2) for an additional 3 years from the end of the first agreement period.

Regarding the consideration, the price of the natural gas is denominated in USD and is based on an agreed formula, which is linked to the Electricity Generation Component and includes a minimum price. The financial amount of the agreements may reach USD 0.7 billion for Rotem and USD 0.5 billion for Hadera (assuming they consume the maximum quantity under the agreements, and in accordance with the gas price formula as at the date of this report), and depends mainly on the Electricity Generation Component and the gas consumption quantity.

In November 2019, an amendment was signed to the Rotem’s natural gas supply agreement with Energean, whereby the rate of gas consumption was accelerated, such that Rotem’s daily and annual contractual gas consumption from Energean was increased by 50%, with no change in the Total Contractual Quantity being purchased from Energean. Accordingly, the agreement period was updated to the earlier of 10 years or until the Total Contractual Quantity will have been consumed (in lieu of the earlier of 15 years or until the Total Contractual Quantity will have been consumed).

It should be noted that the agreements include circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the First Agreement Period (or the additional agreement period), including cases of prolonged suspension of supply, compromised collateral, and more.

The arrangements under the amendment to the Rotem agreement with Energean and the amendment to the agreements of Rotem and Hadera with the Tamar Group from November 2019, as outlined in this note, are intended to allow them to reduce of the gas quantities being purchased under the agreements with the Tamar Group and to increase the quantities being purchased under the terms and conditions of the agreements with Energean, with the goal of reducing the Company’s weighted gas price. The scope of the aggregate annual take or pay (TOP) obligation of Rotem and Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of the growing consumption under the Energean agreement, with respect to Rotem the aggregate annual TOP liability amount will increase under all of its gas contracts. It is noted that the said TOP liability is lower than Rotem’s expected consumption.

It is noted that Hadera entered into an agreement with an unrelated third party (subject to conditions precedent) for the sale of surplus quantities of gas to be supplied to it under the agreement between Energean and Hadera; as from January 2022, the said agreement was revoked.

As reported in its immediate reports, Energean believes that “first gas” from the Karish reservoir is expected in the third quarter of 2022. Energean’s position, as delivered to the Company, is that the delay in the supply of gas from the Karish reservoir is caused by force majeure events in accordance with the agreements. The Company rejected the contentions that a force majeure event is involved pursuant to the agreements.

In this context, it should be noted that the agreements with Energean provide limited compensation for such delays; the amount of compensation as per the said agreements depends on the reason for the delay, and the compensation cap is lower if the delay is caused by a force majeure event (in accordance with the terms and conditions stipulated in the Agreement). Nonetheless, the damages that will be caused to the Company due to a delay could well exceed the amount of the said compensation.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

G.        Agreements for supply of natural gas (cont.)

The Energean Agreements (cont.)

In the reporting period, Rotem and to Hadera were paid the reduced compensation amount in respect of the delay in the supply of gas from the Karish reservoir - NIS 9 million (approximately USD 3 million) and NIS 7 million (approximately USD 2 million), respectively. The said amount was offset from the cost of goods sold. During the reporting period, Rotem and Hadera informed Energean that they reject its claims of a force majeure and that they were retaining their rights in accordance with their agreements with Energean.

H.
In November 2017, a petition was filed with the Tel Aviv-Jaffa District Court for certification of a derivative claim on behalf of Oil Refineries Ltd. (hereinafter – “Bazan” and the “Petition”, respectively). The Petition is based on the petitioner’s claim that the engagement in the electricity purchase transaction between Bazan and Rotem is an extraordinary interested party transaction that did not receive the approval of the general meeting of Bazan shareholders on the relevant dates. The respondents to the Petition include Bazan, Rotem, Israel Corporation Ltd. and members of Bazan’s board of directors at the time of the engagement in the electricity purchase transaction.  The remedies sought include a mandatory injunction and financial remedies.

In July 2018, the Company submitted its response to the motion. The Company rejected the contentions of the motion and requested in limine dismissal of the motion. Bazan’s motion for in limine dismissal was denied. It should be noted that negotiations are being held for entering into a compromise agreement that will settle a lawsuit which - as of the financial statements approval date - is subject to signing the agreement and obtaining approvals.

I.
In January 2018, a petition was filed with the District Court in Tel Aviv-Jaffa for certification of a derivative claim (hereinafter in this Section – the “Petition”) by a shareholder in Bazan against former and current directors of Bazan, Israel Chemicals Ltd., the Company, Rotem and Hadera, and against Israel Corporation Ltd and its controlling shareholders, regarding gas purchase transactions of the forgoing Group Companies, including the inter-company aspects, in a transaction of the Companies for the purchase of natural gas from Tamar Group (for further information see Note 28G), in a transaction of the Companies for the purchase of natural gas from Energean (for further information see Note 28G), and a transaction for sale of surplus gas of Bazan.

In August 2018, the Company submitted its response to the motion. The Company rejected the allegations in the motion and requested in limine dismissal of the motion. Evidentiary hearings were held in the second half of 2021, after which an order was issued for summations and dates were set for submitting them in the second and third quarters of 2022.

The Company believes that, based on the opinion of its legal counsel, it is more likely than not that the request will not be accepted by the court and, accordingly, no provision was recorded in the financial statements in respect of the motion.

J.
In February 2020, the Electricity Authority published the resolution adopted at Meeting 573 held on January 27, 2020, with regard to the amendment of criteria relating to deviations from the consumption plans (hereinafter – the “Resolution”). Pursuant to the resolution, a supplier may not sell more to its consumers than the total capacity that is the object of all the engagements it has entered into with independent generation license holders. Actual energy consumption at a rate higher than 3% of the installed capacity allocated to the supplier will trigger payment of an annual tariff reflecting the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the resolution (hereinafter - “Annual Payment Due to Deviation from the Capacity”). In addition, the resolution provides a netting mechanism due to a deviation from the daily consumption plan (surpluses and deficiencies), that will apply beside the Annual Payment Due to a Deviation from the Capacity. The decision applies to Hadera and is expected to apply to Rotem after the complementary arrangements are set. Note that the resolution might affect the Company unfavorably. As at the date of approval of the financial statements, the extent of the resolution’s effect on Rotem is uncertain, and it depends, among other things, on the final supplementary arrangements to be determined.

During the reporting period, Noga notified Rotem that, according to its approach, Rotem’s sale of energy to end‑consumers in excess of the power plant’s generation capacity deviates from the provisions of the power purchase agreement between it and the IEC (as stated in Note 28C. Rotem’s position regarding the power purchase agreement is different, and in any event, according to Rotem’s position, the matter is expected to be impacted by complementary arrangements that are to be determined further to the resolution of the Israeli Electricity Authority.

In May 2021, the Israeli Electricity Authority published a hearing on the amendment of the criteria for applying the market model to existing independent producers (including Rotem, subject to complementary arrangements and Hadera) and to renewable energies, according to which the applicability of market rules on different types of manufacturers is regulated and lateral amendments to market rules are proposed. The purpose of the hearing is to integrate existing manufacturers. The Israel Electricity Authority states in the hearing that at this stage, it is proposed to exclude the Rotem generation unit, which is subject to special regulation requiring adjustments in several aspects, from the scope of the decision, and that the Israeli Electricity Authority is currently assessing all the required amendments to the regulation applicable to this unit for the sake of regulatory uniformity between the unit and the other independent generation units, and it will also consider applying the market rules to it. The effect of the hearing on Rotem in respect of the market model is subject to the final arrangements to be determined for Rotem (to the extent that they are determined).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

K.
As at the date of approval of the financial statements, the Company engaged in several agreements under which it sets up and operates energy generation and storage facilities on the consumers’ premises using gas-powered electricity generation installations, photovoltaic (solar) installations, and setting up electricity storage installations (hereinafter - the “Generation Facilities”), totaling approximately 102 MW as of the financial statements approval date, and signed PPAs for the supply and sale of energy to such consumers (including customers of the Group) from other resources of the Group. The Company will sell the consumers electricity produced by the generation facilities for a period of 15 to 20 years from the commercial operation date of the generation facilities. Subject to an early termination option, as set forth in the agreements with each consumer. It is noted that construction of the generation facilities in the vicinity of the consumer permits supply of energy while saving on grid resources and contributing to the energy security of the consumers. In general, most of the agreements with consumers are based on a discount on the generation component and a savings on the grid tariff. The planned commercial operation dates vary between agreements, and in some agreements, they depend on or are conditioned on fulfillment of various conditions in the project's life (such as permits, connection to the natural gas distribution network or to the electrical grid). It is clarified that separate, independent agreements are involved, having different scopes and different terms and conditions that are agreed to with each consumer, which may enter into effect at different rates and times.

The undertakings with each of the said consumers includes commitments of the Company in connection with construction and operation of the generation facilities, including timetables for execution, connection of the facilities to the regional natural gas distribution network and responsibility for certain results. As of the approval date of the financial statements, the Company signed construction agreements and agreements covering supply and maintenance of motors for the generation facilities, with a total capacity of 58 MW. As part of implementation of the abovementioned projects, the Company signed a master agreement that allows it to purchase motors for the generation facilities. It is noted that, as part of the undertakings with the consumers, as stated above, most of the consumers are concurrently bound by power purchase agreements with Rotem or Hadera.

It is noted that the binding agreements and the execution thereof are subject to receipt of approvals and/or consents of third parties, to the extent required, including, connection of the consumer to the natural gas distribution infrastructure (in a case where the consumer is not connected), receipt of approval of IEC for connection of the facility to the electrical grid, issuance of a building permit for the facility, and where necessary even preparation of a detailed statutory plan (Urban Building Plan) for this purpose.

As of the approval date of the financial statements, most of these projects are in different licensing stages (planning and permits or construction), and as for the projects for which permits were not obtained at all yet, their completion, construction, and operation are subject to receipt of permits.

Further to the above, the Company is seeking to sign further agreements with potential consumers (including the Group’s customers), including for construction and operation of an energy generation facility on the consumer’s premises, along with arrangements for supply and sale of energy to the consumers.

L.    In February 2021 the Israeli Electricity Authority reached a resolution on regulation for suppliers that do not have means of production (hereinafter - “Virtual Supply”), and amended the criteria applicable to existing suppliers, so as to open to new suppliers the supply segment in the electricity sector, and to gradually supply to household consumers. As part of the resolution, the Israeli Electricity Authority sets criteria and tariffs that will apply to suppliers who do not have means of production, and which allow them to purchase energy for their customers from the System Operator, subject to receipt of supply license and the provision of a collateral. Pricing will be based on the SMP (half-hour system marginal price) mechanism and components which are affected, among other things, by peak-time consumption. Later on, in July 2021, the Company received a Virtual Supply License. Further to the above, as from September 2021, the Company attributed 110 MW in receivables to virtual supply.

M.    Management agreements

The CPV Group provides asset management services to power plants in the United States using renewable energy and conventional energy (gas powered) – this being in an overall scope, as at the Report date, of 7,366 MW (approximately 5,455 MW for projects in which it holds equity rights, as stated in Note 7 above, and approximately 1,811 MW for projects for third parties) by means of signing asset management agreements. In addition to providing general asset management services, CPV Group is also engaged in provision of certain energy management services totaling, as at the Report date, 4,235 MW (3,325 MW for projects in which it holds equity rights, and 810 MW for projects for third parties) by means of signing energy management agreements. The two categories of management agreements are usually for short/medium periods. As at the approval date of the financial statements, the average period of all management agreements is. As at the approval date of the financial statements, the average period of all management agreements is between 3.5 and 6.8 years.

The asset management services and energy management services are provided in exchange for a fixed annual fee, an incentive-based payment, and reimbursement of certain expenses, including expenses related to construction management services (work hours of the construction workers, expenses incurred by third parties). Asset management services include: project management and compliance with regulations; supervision over project operation; project debt and credit management; management of agreements, licenses and contractual obligations; management of budgets and financial matters; and project insurance. Energy management services include more specific functions to address ISO/RTO, including: assessment and consultation for RTO/ISO standards, agreements with RTOs/ISOs, RTO/ISO project coordination, and preparation of periodic regulatory reports.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2021

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

N.
In May 2021, Maple Hill entered into operating and maintenance agreement with a third party service provider in connection with services relating to the operation and maintenance of the Maple Hill solar facility. The agreement is for an initial 3-year term starting on May 11 2021 and ending on December 31 of the third year from the date on which the service provider actually started rendering the services. The term of the agreement may be renewed for periods of two years each, unless one of the parties delivers a notice of non-renewal in accordance with the terms of the agreement. Maple Hill will pay a fixed consideration paid on a monthly basis over the term of the agreement.

O.
In April 2021, the CPV Group signed an agreement for the purchase of A rights in Keenan from the tax equity partner in consideration for NIS 82 million (app. USD 25 million); the rights were classified into other long-term liabilities until the purchase date. As part of the purchase of the said rights, the outstanding financial liability to the tax equity partner was repurchased at the total amount of NIS 44 million (USD 13 million), and the subsidiary's tax status was changed. As a result, a NIS 39 million (USD 12 million) loss was recognized in the line item “loss on settlement of financial liabilities, net”. As from the date of the purchase described above, and as of the financial statements date, CPV Group holds all rights in Keenan, and is its only controlling shareholder.

P.
In October 2021, the CPV Group entered into agreements to acquire the full rights in two solar projects under development, with a total capacity of approximately 458 MWdc - in Kentucky (approximately 98 MWdc) and Illinois (approximately 360 MWdc) in the United States (hereinafter - the “Acquisition" and the “Projects", respectively). While signing of the agreements, the Acquisition of the rights in the Projects was completed by the CPV Group.

In exchange for the Acquisition of the rights in the projects, on the Acquisition completion date, the seller was paid a total of approximately USD 9 million; the transaction includes a contingent consideration, which - together with the amount paid on completion date - may reach approximately USD 46 million. The contingent consideration will be paid in installments, subject to meeting the Projects’ development milestones. Upon the Projects’ acquisition, the Projects were added to the CPV Group’s solar-powered projects under development.

As of report date, the projects carry land rights and have submitted grid connection requests; the CPV Group estimates that, subject to the completion of the various development phases - including securing the funds needed for construction, the Projects are expected to reach the construction phase in the second half of 2023. The projects are in the PJM market.

Q.
In March 2022, CPV Group entered into a master agreement for the purchase of solar panels with a total capacity of 530 MW (hereinafter - the “Agreement”). Pursuant to the agreement, the solar panels will be supplied in accordance with orders to be placed with the supplier by the CPV Group in 2023-2024. The CPV Group has an early termination right in accordance with the dates set, by paying a proportionate share of the consideration payable to the supplier, as derived from the early repayment date. Furthermore, the agreement sets, among other things, provisions regarding the panels’ quantities and model and the manner of their supply, as well as provisions regarding the termination of the agreement.

The overall consideration in respect of the agreement may amount to USD 185 million (assuming that the maximum quantity specified in the agreement will be purchased). The agreement is intended to serve CPV Group solar projects under development, in view of, among other things, increased demand for solar panels, which impact panel prices and the time tables for their supply.

R.
As at the date of approval of the financial statements, the Company and Veridis are conducting negotiations, during the course of which the parties reached understandings regarding the engagement in a transaction based on the following principles:

As at the approval date of the financial statements, Veridis holds 20% of the issued and paid up share capital of Rotem and Rotem 2 (hereinafter - the "Rotem Companies"). The Company holds (directly or indirectly) the remaining issued and paid up share capital (80%) of the Rotem Companies.

Under the outline discussed between the parties and for the purpose of its implementation, the Company will establish a new subsidiary (hereinafter - the "New Company"), which will coordinate all the Company's activities relating to the production and supply of electricity and energy in Israel. For this purpose, the Company will transfer to the New Company, among other things, the shares of OPC. Israel, the holdings in Rotem 2, in Gnrgy, and also other activities in the area of activity in Israel, such as energy generation facilities on consumer’s premises, virtual electricity supply activity, and more (hereinafter - the “Transferred Activities”).

The New Company will allot 20% of the issued and paid up share capital of the New Company to Veridis, and in return Veridis will transfer to the New Company its shares in the Rotem Companies and an amount of NIS 425 million, so that at the date of closing of the transaction, the Company will hold 80% of the issued and paid up share capital of the New Company and Veridis will hold the remaining 20% of the issued and paid up share capital of the New Company. The New Company will hold 100% of the shares of Rotem Companies and the other operations that will be transferred as described above.

It should be emphasized, that as of the report’s date, the engagement in a binding agreement between the parties is subject to investigations, formulation of detailed agreements and arrangements and approval by the parties’ organs; furthermore, the completion of the said transaction (if it is, indeed, signed) is expected to be subject to the fulfillment of conditions precedent, and to the obtaining of approvals as agreed between the parties in relation to the transaction, including with respect of the aforesaid restructuring, and in accordance with the law and the circumstances of the matter.